LEY 454

De 14 de noviembre de 2024

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2025

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1.   Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	20,041,120,298	6,728,548,441	26,769,668,739	17,204,147,238	9,565,521,501	26,769,668,739
0. GOBIERNO CENTRAL	13,241,671,564	5,359,411,140	18,601,082,704	11,522,352,420	7,078,730,284	18,601,082,704
1. INSTITUCIONES DESCENTRALIZADAS	7,799,441,462	2,208,670,056	10,008,111,518	6,737,102,089	3,271,009,429	10,008,111,518
2. EMPRESAS PÚBLICAS	979,879,074	519,523,874	1,499,402,948	904,977,398	594,425,550	1,499,402,948
3. INTERMEDIARIOS FINANCIEROS	72,416,632	105,029,072	177,445,704	92,003,765	85,441,939	177,445,704
TRANSFERENCIAS INTERINSTITUCIONALES	2,052,288,434	1,464,085,701	3,516,374,135	2,052,288,434	1,464,085,701	3,516,374,135
B. SECTOR PÚBLICO FINANCIERO	1,168,199,769	1,555,639,356	2,723,839,125	1,011,745,603	1,712,093,522	2,723,839,125
3. INTERMEDIARIOS FINANCIEROS	1,168,199,769	1,555,639,356	2,723,839,125	1,011,745,603	1,712,093,522	2,723,839,125
C. OTRAS ENTIDADES SECTOR PÚBLICO	453,417,200	165,062,311	618,479,511	379,188,602	239,290,909	618,479,511
TOTAL	21,662,737,267	8,449,250,108	30,111,987,375	18,595,081,443	11,516,905,932	30,111,987,375



ARTÍCULO 2.   Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	9,813,721,569	4,198,084,881	1,747,427,254	304,861,180	3,192,340,788	19,256,435,672
0. GOBIERNO CENTRAL	5,526,224,560	1,135,459,818	1,668,327,254	0	3,192,340,788	11,522,352,420
1. INSTITUCIONES DESCENTRALIZADAS	3,566,379,228	3,030,753,397	76,000,000	63,969,464	0	6,737,102,089
2. EMPRESAS PÚBLICAS	635,197,334	25,788,348	3,100,000	240,891,716	0	904,977,398
3. INTERMEDIARIOS FINANCIEROS	85,920,447	6,083,318	0	0	0	92,003,765
B. SECTOR PÚBLICO FINANCIERO	798,729,850	172,665,753	0	0	40,350,000	1,011,745,603
3. INTERMEDIARIOS FINANCIEROS	798,729,850	172,665,753	0	0	40,350,000	1,011,745,603
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	190,931,875	66,431,727	0	0	121,825,000	379,188,602
2. EMPRESAS PÚBLICAS	190,931,875	66,431,727	0	0	121,825,000	379,188,602
TOTAL	10,803,383,294	4,437,182,361	1,747,427,254	304,861,180	3,354,515,788	20,647,369,877

ARTÍCULO 3.   Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	7,117,828,776	34,844,845	1,464,085,701	2,412,847,880	11,029,607,202
0. GOBIERNO CENTRAL	3,195,969,990	5,826,713	1,464,085,701	2,412,847,880	7,078,730,284
1. INSTITUCIONES DESCENTRALIZADAS	3,263,096,198	7,913,231	0	0	3,271,009,429
2. EMPRESAS PÚBLICAS	573,320,949	21,104,601	0	0	594,425,550
3. INTERMEDIARIOS FINANCIEROS	85,441,639	300	0	0	85,441,939
B. SECTOR PÚBLICO FINANCIERO	1,530,130,237	2,495,160	0	179,468,125	1,712,093,522
3. INTERMEDIARIOS FINANCIEROS	1,530,130,237	2,495,160	0	179,468,125	1,712,093,522
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	236,824,576	2,466,333	0	0	239,290,909
2. EMPRESAS PÚBLICAS	236,824,576	2,466,333	0	0	239,290,909
TOTAL	8,884,783,589	39,806,338	1,464,085,701	2,592,316,005	12,980,991,633



CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4.   La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	13,972,292,241	46.40
DESARROLLO AMBIENTAL Y TECNOLÓGICO	293,239,168	0.97
DESARROLLO DE LA INFRAESTRUCTURA	1,815,630,496	6.03
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	683,100,286	2.27
SERVICIOS FINANCIEROS	3,952,167,262	13.12
SERVICIOS GENERALES	3,448,726,129	11.45
NO CLASIFICABLES	5,946,831,793	19.75
TOTAL	**30,111,987,375**	**100.00**

CAPÍTULO III
PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5.   Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2025, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**19,182,595,565**
INGRESOS CORRIENTES	19,070,903,498
RECURSOS DEL PATRIMONIO	82,509,161
DONACIONES	29,182,906
TRANSF. OTRO	0
GASTOS CORRIENTES	**17,231,748,983**
SERVICIOS PERSONALES	7,312,537,087
SERVICIOS NO PERSONALES	1,208,144,657
MATERIALES Y SUMINISTROS	1,182,550,596
MAQUINARIA Y EQUIPO	7,387,576
INVERSIÓN FINANCIERA	27,457,269
TRANSFERENCIAS CORRIENTES	4,186,441,178
TRANSF. OTRO	0
ASIGNACIONES GLOBALES	62,742,576
SEGURO EDUCATIVO	52,147,256
INTERESES DE LA DEUDA	3,192,340,788
INTERNA	633,045,972
EXTERNA	2,559,294,816
SUPERÁVIT/DÉFICIT CORRIENTE	**1,839,154,515**
INVERSIÓN	**5,542,600,582**
CORRIENTE	5,542,600,582
AJUSTES	
BALANCE AJUSTADO	**-3,591,754,000**
FINANCIAMIENTO	**3,591,754,000**
INTERNO NETO	2,467,460,037
CRÉDITO INTERNO	2,060,062,765
SALDO EN CAJA	3,648,100
USO RESERVA	845,554,000
INVERSIÓN FINANCIERA	80,600,006
AMORTIZACIÓN	-133,333,334
RECUPERACIÓN DE COLOCACIONES	-389,071,500
EXTERNO NETO	1,124,293,963
CRÉDITO EXTERNO	3,403,808,509
AMORTIZACIÓN	-2,279,514,546
AJUSTES	



TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6.   Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2025, cuyo resumen de ingresos y gastos, según balance fiscal, se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**13,276,254,470**
INGRESOS CORRIENTES	12,936,810,384
TRANSF. INTERINST.	304,861,180
RECURSOS DEL PATRIMONIO	5,800,000
TRANSF. INTERINSTI.	0
DONACIONES	28,782,906
TRANSF. OTRO	0
GASTOS CORRIENTES	**11,528,179,133**
SERVICIOS PERSONALES	4,612,701,287
SERVICIOS NO PERSONALES	519,684,738
MATERIALES Y SUMINISTROS	337,658,459
MAQUINARIA Y EQUIPO	5,826,713
INVERSIÓN FINANCIERA	0
TRANSFERENCIAS CORRIENTES	1,135,459,818
TRANSF. INTERINSTI.	1,668,327,254
TRANSF. OTRO	0
ASIGNACIONES GLOBALES	56,180,076
SEGURO EDUCATIVO	0
INTERESES DE LA DEUDA	3,192,340,788
INTERNA	633,045,972
EXTERNA	2,559,294,816
SUPERÁVIT/DÉFICIT CORRIENTE	**1,713,492,431**
INVERSIÓN	**4,590,702,497**
CORRIENTE	3,126,616,796
TRANSF. INTERINSTI.	1,464,085,701
AJUSTES	
BALANCE AJUSTADO	**-2,842,627,160**
FINANCIAMIENTO	**2,842,627,160**
INTERNO NETO	1,857,376,237
CRÉDITO INTERNO	2,060,062,765
SALDO EN CAJA	0
USO RESERVA	0
INVERSIÓN FINANCIERA	-69,353,194
AMORTIZACIÓN	-133,333,334
RECUPERACIÓN DE COLOCACIONES	0
EXTERNO NETO	985,250,923
CRÉDITO EXTERNO	3,264,765,469
AMORTIZACIÓN	-2,279,514,546
AJUSTES	



ARTÍCULO 7.　　Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
T O T A L	5,526,224,560	1,135,459,818	1,668,327,254	3,192,340,788	11,522,352,420
ASAMBLEA NACIONAL	94,376,000	1,324,000	0	0	95,700,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	127,181,270	794,042	0	0	127,975,312
MINISTERIO DE LA PRESIDENCIA	154,160,258	8,757,614	0	0	162,917,872
MINISTERIO DE RELACIONES EXTERIORES	59,368,081	10,473,885	0	0	69,841,966
MINISTERIO DE EDUCACIÓN	1,972,741,472	51,784,677	724,538,956	0	2,749,065,105
MINISTERIO DE COMERCIO E INDUSTRIAS	19,146,759	8,707,200	22,793,564	0	50,647,523
MINISTERIO DE OBRAS PÚBLICAS	40,146,800	174,575	0	0	40,321,375
MINISTERIO DE DESARROLLO AGROPECUARIO	69,399,666	2,658,645	48,828,038	0	120,886,349
MINISTERIO DE SALUD	943,850,485	557,736,200	586,255,755	0	2,087,842,440
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	25,906,298	10,752,000	2,878,043	0	39,536,341
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	14,633,696	63,180	16,128,478	0	30,825,354
MINISTERIO DE ECONOMÍA Y FINANZAS	151,170,513	318,131,394	71,725,377	0	541,027,284
MINISTERIO DE GOBIERNO	114,129,096	1,920,840	178,625,805	0	294,675,741
MINISTERIO DE SEGURIDAD PÚBLICA	851,946,836	118,640,338	0	0	970,587,174
MINISTERIO DE DESARROLLO SOCIAL	29,080,835	1,197,800	16,553,238	0	46,831,873
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	3,713,441	121,930	0	0	3,835,371
MINISTERIO DE AMBIENTE	38,021,816	426,000	0	0	38,447,816
MINISTERIO DE CULTURA	23,910,457	7,748,968	0	0	31,659,425
MINISTERIO DE LA MUJER	9,357,796	285,000	0	0	9,642,796
ÓRGANO JUDICIAL	333,860,043	10,425,000	0	0	344,285,043
PROCURADURÍA GENERAL DE LA NACIÓN	272,143,780	4,428,460	0	0	276,572,240
PROCURADURÍA DE LA ADMINISTRACIÓN	12,057,230	1,309,544	0	0	13,366,774
TRIBUNAL ELECTORAL	95,813,093	16,321,005	0	0	112,134,098
FISCALÍA GENERAL ELECTORAL	9,896,492	208,000	0	0	10,104,492
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	2,477,300	50,700	0	0	2,528,000
OTROS GASTOS DE LA ADMINISTRACIÓN	40,814,985	91,321	0	0	40,906,306
TRIBUNAL DE CUENTAS	4,634,877	335,351	0	0	4,970,228
FISCALÍA GENERAL DE CUENTAS	5,772,442	66,000	0	0	5,838,442
DEFENSORÍA DEL PUEBLO	6,512,743	526,149	0	0	7,038,892
DEUDA PÚBLICA	0	0	0	3,192,340,788	3,192,340,788



ARTÍCULO 8.   Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	3,195,969,990	5,826,713	1,464,085,701	2,412,847,880	7,078,730,284
ASAMBLEA NACIONAL	3,000,000	0	0	0	3,000,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	0	0	0	0	0
MINISTERIO DE LA PRESIDENCIA	37,085,140	0	0	0	37,085,140
MINISTERIO DE RELACIONES EXTERIORES	2,500,000	0	0	0	2,500,000
MINISTERIO DE EDUCACIÓN	1,652,654,934	0	669,844,737	0	2,322,499,671
MINISTERIO DE COMERCIO E INDUSTRIAS	1,355,000	0	11,800,000	0	13,155,000
MINISTERIO DE OBRAS PÚBLICAS	670,000,000	0	202,200,000	0	872,200,000
MINISTERIO DE DESARROLLO AGROPECUARIO	44,410,528	0	111,034,575	0	155,445,103
MINISTERIO DE SALUD	165,000,000	0	237,053,110	0	402,053,110
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	4,765,991	0	48,249,857	0	53,015,848
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	103,462,505	0	400,000	0	103,862,505
MINISTERIO DE ECONOMÍA Y FINANZAS	61,446,104	2,841,257	27,007,796	0	91,295,157
MINISTERIO DE GOBIERNO	14,910,017	28,614	156,370,626	0	171,309,257
MINISTERIO DE SEGURIDAD PÚBLICA	61,074,300	1,000,921	0	0	62,075,221
MINISTERIO DE DESARROLLO SOCIAL	220,000,000	0	125,000	0	220,125,000
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	74,950	0	0	74,950
MINISTERIO DE AMBIENTE	62,660,200	0	0	0	62,660,200
MINISTERIO DE CULTURA	82,655,411	0	0	0	82,655,411
MINISTERIO DE LA MUJER	1,808,115	0	0	0	1,808,115
ÓRGANO JUDICIAL	6,949,430	0	0	0	6,949,430
PROCURADURÍA GENERAL DE LA NACIÓN	0	0	0	0	0
PROCURADURÍA DE LA ADMINISTRACIÓN	0	0	0	0	0
TRIBUNAL ELECTORAL	0	514,135	0	0	514,135
FISCALÍA GENERAL ELECTORAL	0	269,000	0	0	269,000
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	0	715,000	0	0	715,000
OTROS GASTOS DE LA ADMINISTRACIÓN	0	375,836	0	0	375,836
TRIBUNAL DE CUENTAS	0	0	0	0	0
FISCALÍA GENERAL DE CUENTAS	0	0	0	0	0
DEFENSORÍA DEL PUEBLO	232,315	7,000	0	0	239,315
DEUDA PÚBLICA	0	0	0	2,412,847,880	2,412,847,880




CAPÍTULO II
PRESUPUESTO DE INGRESOS


ARTÍCULO 9. Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2025 por un monto de B/.18,601,082,704 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	18,601,082,704
0.55.1.0.0.0.00	INGRESOS CORRIENTES	13,241,671,564
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	8,240,907,412
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	4,640,332,976
0.55.1.1.1.1.00	SOBRE LA RENTA	4,149,588,415
0.55.1.1.1.1.01	Alimentación - MIDA	89,038,083
0.55.1.1.1.1.02	Persona Jurídica	1,358,405,560
0.55.1.1.1.1.03	Planilla	1,416,867,955
0.55.1.1.1.1.04	Dividendos	285,066,502
0.55.1.1.1.1.05	Complementario	219,664,148
0.55.1.1.1.1.06	Autoridad del Canal de Panamá	264,602,848
0.55.1.1.1.1.07	Zona Libre de Colón	103,581,033
0.55.1.1.1.1.09	Transferencias de Bienes Inmuebles	100,369,568
0.55.1.1.1.1.10	Ganancia Por Enajenación - Valores	100,285,834
0.55.1.1.1.1.11	Ganancia Por Enajenación - Bienes Inmuebles	211,706,884
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	340,568,061
0.55.1.1.1.2.01	Inmuebles	70,000,000
0.55.1.1.1.2.02	Licencias Comerciales	270,568,061
0.55.1.1.1.4.00	SEGURO EDUCATIVO	150,176,500
0.55.1.1.1.4.99	Seguro Educativo	150,176,500
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	3,600,574,436
0.55.1.1.2.1.00	TRANSFERENCIAS DE BIENES MUEBLES Y SERVI	2,132,172,235
0.55.1.1.2.1.01	ITBMS Importación	934,725,320
0.55.1.1.2.1.02	ITBMS Declaración-Ventas	1,197,446,915
0.55.1.1.2.2.00	IMPORTACIÓN	488,209,400
0.55.1.1.2.2.29	Artículos No Especificados	488,209,400
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	921,592,969
0.55.1.1.2.4.01	Prima de Seguros	118,770,200
0.55.1.1.2.4.02	Consumo de Combustible y Derivados de Petróleo	285,558,203
0.55.1.1.2.4.05	Consumo de Cerveza	50,039,463
0.55.1.1.2.4.06	Consumo de Licores	16,011,692
0.55.1.1.2.4.07	Consumo de Vinos	5,660,874
0.55.1.1.2.4.08	Venta de Gaseosas	6,249,010
0.55.1.1.2.4.09	Consumo Varios	18,347,798
0.55.1.1.2.4.11	Televisión, Cable, Microonda, Teléfono Celular	37,750,473
0.55.1.1.2.4.12	Juegos de Suerte y Azar	50,643,206
0.55.1.1.2.4.13	Cigarrillo Importado	33,016,778
0.55.1.1.2.4.14	Consumo Selectivo de Automóvil	299,545,272
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	30,850,974
0.55.1.1.2.7.06	Declaración-Timbres	30,850,974
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	27,748,858
0.55.1.1.2.8.02	Bancos y Casas de Cambio	27,748,858
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,927,901,500
0.55.1.2.1.0.00	RENTA DE ACTIVOS	9,348,274
0.55.1.2.1.1.00	ARRENDAMIENTOS	775,525
0.55.1.2.1.1.01	Edificios y Locales	405,000



0.55.1.2.1.1.02	De Lotes y Tierras	370,525
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPORTACIÓN	198,935
0.55.1.2.1.2.02	Explotación de Minas y Canteras	198,935
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	2,509,782
0.55.1.2.1.3.01	Productos Agrícolas	52,809
0.55.1.2.1.3.02	Productos Pecuarios	39,058
0.55.1.2.1.3.10	Impresos y Formularios	1,972,718
0.55.1.2.1.3.18	Productos Médicos y Farmacéuticos	445,197
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	5,792,037
0.55.1.2.1.4.04	Correos y Telégrafos	1,500,000
0.55.1.2.1.4.06	Servicio de Odontología	77,053
0.55.1.2.1.4.11	Medios de Comunicación	84,140
0.55.1.2.1.4.12	Laboratorios y Centros Especiales	677,052
0.55.1.2.1.4.29	Fotocopias de Documentos y Planos	78,573
0.55.1.2.1.4.30	Comercio Exterior	56,000
0.55.1.2.1.4.31	Alimentación - MIDA	89,355
0.55.1.2.1.4.99	Otros Servicios Varios	3,229,864
0.55.1.2.1.5.00	INGRESOS ESPECTÁCULOS DE SUERTE Y AZAR	71,995
0.55.1.2.1.5.07	Espectáculos Públicos	71,995
0.55.1.2.2.0.00	PARTICIPACIÓN EN UTILIDADES EMPRESAS	2,584,406,964
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS ESTATALES Y/O MIX	2,435,240,000
0.55.1.2.2.1.01	Dividendos Cable And Wireless	14,200,000
0.55.1.2.2.1.03	Dividendos del Canal	2,269,000,000
0.55.1.2.2.1.04	Dividendos Empresas Eléctricas	120,320,000
0.55.1.2.2.1.05	Dividendos AITSA	20,000,000
0.55.1.2.2.1.09	Dividendos PTP	11,720,000
0.55.1.2.2.4.00	INTERMEDIARIOS FINANCIEROS	149,166,964
0.55.1.2.2.4.45	Dividendos B.N.P.	140,392,300
0.55.1.2.2.4.60	Dividendos Caja de Ahorros	8,770,964
0.55.1.2.2.4.75	Dividendos COFINA-BLADEX	3,700
0.55.1.2.4.0.00	TASAS Y DERECHOS	1,319,359,608
0.55.1.2.4.1.00	DERECHOS	943,123,644
0.55.1.2.4.1.02	Peajes del Canal	520,000,000
0.55.1.2.4.1.03	Derecho Único	130,400,351
0.55.1.2.4.1.05	Licencia para Pesca de Camarón	12,000
0.55.1.2.4.1.20	Regalías de Recursos Minerales/Jubilado	4,083,681
0.55.1.2.4.1.32	Servicio de Veterinario-Matadero	1,061,737
0.55.1.2.4.1.40	Trasiego de Petróleo	90,000
0.55.1.2.4.1.41	Derechos de Concesiones Viales	9,000
0.55.1.2.4.1.43	Registro Oficial de la Industria Nacional	800
0.55.1.2.4.1.45	Concesiones Varias	192,612,869
0.55.1.2.4.1.46	Concesiones B. R.	57,070,000
0.55.1.2.4.1.52	Pasaporte	15,430,410
0.55.1.2.4.1.53	Migración	21,997,073
0.55.1.2.4.1.54	Licencias para Seguros y Reaseguros	235,723
0.55.1.2.4.1.58	Derecho de Registro	120,000
0.55.1.2.4.2.00	TASAS	376,235,964
0.55.1.2.4.2.01	Almacenaje de Aduana	285,000
0.55.1.2.4.2.03	Boletín Oficial de la Propiedad Industrial	3,200,000
0.55.1.2.4.2.05	Tasa Anual-Vigencia Sociedad Anónima	106,335,624
0.55.1.2.4.2.10	Tasa de Aviso de Operación	45,210,659
0.55.1.2.4.2.11	Inscripción de Registro del Municipio - T.A.O.	64,655
0.55.1.2.4.2.16	FECI - MIDA	107,333,737
0.55.1.2.4.2.20	Expedición de Documento	52,202
0.55.1.2.4.2.22	Autenticación de Firmas	388,003
0.55.1.2.4.2.23	Expedición de Carnets	3,990,966
0.55.1.2.4.2.26	Certificados y Diplomas	254,020
0.55.1.2.4.2.35	Servicios de Vigilancia Especial	6,000,000



0.55.1.2.4.2.36	Tasa de Oleoducto	21,482,510
0.55.1.2.4.2.45	Custodia Marítima	733,907
0.55.1.2.4.2.46	Servicio Administrativo Aduanero	35,730,642
0.55.1.2.4.2.47	Sellos de Seguridad	2,130,223
0.55.1.2.4.2.51	Custodia Física de Aduana	32,828
0.55.1.2.4.2.52	2% Impuesto Sobre Primas Ley 65	21,300,000
0.55.1.2.4.2.53	5% Adicional del Impuesto Sobre Primas Ley 65	9,358,495
0.55.1.2.4.2.86	Otros Ingresos de Aduanas	3,378,034
0.55.1.2.4.2.89	Registro Civil	84,457
0.55.1.2.4.2.97	Otras Tasas Varias de Salud	8,890,002
0.55.1.2.6.0.00	INGRESOS POR FUENTES VARIAS	709,925,474
0.55.1.2.6.1.00	INGRESOS VARIOS	709,925,474
0.55.1.2.6.1.01	Multas, Recargos e Intereses	36,998,032
0.55.1.2.6.1.03	Depósitos Caducados	3,269,730
0.55.1.2.6.1.08	Depósitos - Lesión Patrimonial	2,143,202
0.55.1.2.6.1.09	Dineros Decomisados	70,000,546
0.55.1.2.6.1.31	Multa Ley Blanqueo de Capitales	138,138
0.55.1.2.6.1.35	Servicios Consulares - MINREX	423,904
0.55.1.2.6.1.46	Servicios y Acceso Universal - AIG	6,955,115
0.55.1.2.6.1.99	Otros Ingresos Varios	589,996,807
0.55.1.2.7.0.00	APORTE AL FISCO	304,861,180
0.55.1.2.7.2.00	INSTITUCIONES DESCENTRALIZADAS	63,969,464
0.55.1.2.7.2.03	Autoridad del Tránsito	20,000,000
0.55.1.2.7.2.45	ATP	4,037,996
0.55.1.2.7.2.48	Registro Público de Panamá	39,931,468
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	240,891,716
0.55.1.2.7.3.03	Autoridad Marítima de Panamá (AMP)	115,850,825
0.55.1.2.7.3.82	Lotería Nacional de Beneficencia (LNB)	95,804,744
0.55.1.2.7.3.96	Zona Libre de Colón	29,236,147
0.55.1.5.0.0.00	INGRESOS CORRIENTES INCORPORADOS	72,862,652
0.55.1.5.5.0.00	INGRESOS DE GESTIÓN	72,862,652
0.55.1.5.5.1.00	FONDO DE GESTIÓN	72,862,652
0.55.1.5.5.1.03	Fondo Parque Omar Torrijos - Presidencia	165,500
0.55.1.5.5.1.04	Fondo Escuela de Policías - Seguridad	204,000
0.55.1.5.5.1.08	Fondo de Gestión MICI	360,395
0.55.1.5.5.1.09	Fondo Contribución de Mejoras - MOP	270,200
0.55.1.5.5.1.12	Fondo de Administración de Hospitales	4,597,218
0.55.1.5.5.1.13	Fondo de Gestión - MITRADEL	4,683,988
0.55.1.5.5.1.14	Fondo de Ahorro Habitacional - MIVIOT	5,094,000
0.55.1.5.5.1.15	Fondo Consejo de Seguridad - Presidencia	45,000
0.55.1.5.5.1.16	Fondo Junta de Control de Juegos - MEF	7,985,655
0.55.1.5.5.1.17	Fondo de Terceros - Gratificación - Gobierno	154,900
0.55.1.5.5.1.18	Fondo de Gestión FISCOI - Seguridad	3,910,000
0.55.1.5.5.1.19	Fondo Migración Extraordinaria - Presidencia	8,000,000
0.55.1.5.5.1.22	Fondo Migración Extraordinaria - Seguridad	3,456,497
0.55.1.5.5.1.28	Fondo de Gestión Mi Cultura	15,000
0.55.1.5.5.1.32	Fondo Permisos para Portar Armas de Fuego - Seguridad	3,427,000
0.55.1.5.5.1.34	Fondo Procesos Concluidos y Archivados - Órgano Judicial	160,500
0.55.1.5.5.1.37	Fondo de Gestión Procuraduría de la Administración	89,950
0.55.1.5.5.1.38	Fondo Secretaría Nacional de Energía - Presidencia	500,000
0.55.1.5.5.1.40	Fondo de Gestión Tribunal Electoral	7,400,081
0.55.1.5.5.1.51	Fondo de Servicios Varios - Salud	18,083,986
0.55.1.5.5.1.52	Fondo Régimen de Propiedad Horizontal - MIVIOT	46,982
0.55.1.5.5.1.53	Fondo de Asistencia Habitacional - MIVIOT	1,211,800
0.55.1.5.5.1.55	Fondo de Cuarentena Agropecuaria - MIDA	3,000,000
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	5,359,411,140
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	5,800,000
0.55.2.1.1.0.00	VENTAS DE ACTIVOS	5,800,000



0.55.2.1.1.1.00	VENTAS DE BIENES INMUEBLES	5,800,000
0.55.2.1.1.1.01	Terrenos	2,800,000
0.55.2.1.1.1.07	Otros Activos	3,000,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	5,324,828,234
0.55.2.2.1.0.00	CRÉDITO INTERNO	2,060,062,765
0.55.2.2.1.1.00	BONOS	2,058,562,765
0.55.2.2.1.1.47	Bonos Internos	2,058,562,765
0.55.2.2.1.4.00	PRÉSTAMOS	1,500,000
0.55.2.2.1.4.06	Fondo de Preinversión	1,500,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	3,264,765,469
0.55.2.2.2.1.00	ORGANISMOS INTERNACIONALES DE FIN	167,778,173
0.55.2.2.2.1.01	BID 3506 OC - PN - SALUD	3,692,902
0.55.2.2.2.1.06	BCIE - SALUD	12,287,000
0.55.2.2.2.1.11	Fondo CHINO - SALUD	4,728,600
0.55.2.2.2.1.14	CAF 8468 - SALUD	45,278,833
0.55.2.2.2.1.20	CAF - SALUD	3,000,000
0.55.2.2.2.1.21	BID - 4451/OC-PN - MI AMBIENTE	4,000,000
0.55.2.2.2.1.23	BIRF 8834-PA - GOBIERNO	12,702,194
0.55.2.2.2.1.24	BID 5734 O/C-PN -MIDES	8,679,103
0.55.2.2.2.1.25	MEF BIRF 8016 - PA	8,000,000
0.55.2.2.2.1.31	MINSA-BID 2017	1,600,000
0.55.2.2.2.1.37	BID 5751/OC-PN-OJ	6,079,000
0.55.2.2.2.1.38	BID 5533/0C-PN - MEF	3,429,373
0.55.2.2.2.1.39	CFA 009852 - PRESIDENCIA	10,000,000
0.55.2.2.2.1.41	BID 4450 - OC/PN - MICULTURA	7,755,714
0.55.2.2.2.1.42	BID PN-L1143 - EDUCACIÓN	1,131,600
0.55.2.2.2.1.43	CAF - MEDUCA (PPB)	3,475,500
0.55.2.2.2.1.55	BIRF 9609-PA - MEF	4,443,199
0.55.2.2.2.1.58	BID 4790/OC-PN - MOP	4,300,000
0.55.2.2.2.1.64	MEDUCA - BID 2734 / OC-PN	6,000,000
0.55.2.2.2.1.66	BID 5126/OC-PN - MEF	7,663,455
0.55.2.2.2.1.74	AECID / FONPRODE - MOP	2,431,700
0.55.2.2.2.1.87	BID 5316/OC/PN - MIDA	3,100,000
0.55.2.2.2.1.99	BANCO EUROPEO DE INVERSIÓN	4,000,000
0.55.2.2.2.5.00	BONOS EXTERNOS	3,096,987,296
0.55.2.2.2.5.10	Bonos Externos	3,096,987,296
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	28,782,906
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	28,782,906
0.55.2.3.2.8.00	SECTOR EXTERNO	28,782,906
0.55.2.3.2.8.01	Donación BID - MOP 2025	10,000,000
0.55.2.3.2.8.02	AECID - DEFENSORÍA	214,110
0.55.2.3.2.8.14	Agencia Española de Cooperación Internacional Órgano Judicia	52,000
0.55.2.3.2.8.15	ACNUR-ONPAR-Gobierno	32,863
0.55.2.3.2.8.28	BANCO MUNDIAL - MINAM	1,057,333
0.55.2.3.2.8.52	Donación - BID 5396 GR/PN - MEDUCA	2,426,600
0.55.2.3.2.8.69	MIDA-AID Gusano Barrenador	15,000,000



CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	44,239,803
Administración General	50,224,197
Transferencias Corrientes	1,236,000
Total del presupuesto de funcionamiento	**95,700,000**
Inversión	
Construcción y Remodelación	1,010,000
Programa de Modernización	1,010,000
Equipamiento Institucional	980,000
Total del presupuesto de inversión	**3,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**98,700,000**

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	41,739,646
Contabilidad Pública	5,974,370
Fiscalización, Regulación y Control	41,352,001
Servicios de Estadística	26,120,747
Transferencias Varias	12,980
Auditoría	12,775,568
Total del presupuesto de funcionamiento	**127,975,312**
TOTAL DEL PRESUPUESTO DE GASTOS	**127,975,312**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	61,435,920
Dirección de Carrera Administrativa	1,842,136
Gaceta Oficial	129,750
Consejo de Defensa y Seguridad Nacional	11,854,781



Servicio de Protección Institucional	62,517,747
Dirección de Asistencia Social (DAS)	14,120,110
CONADES	11,017,428
Total del presupuesto de funcionamiento	**162,917,872**
Inversión	
Fort. y Modernización Institucional	16,093,518
Electrificación Rural	7,247,537
Asuntos Comunitarios Desp. Primera Dama	165,500
CONADES	2,285,211
Mejoras de Instalaciones y Equipamiento	11,293,374
Total del presupuesto de inversión	**37,085,140**
TOTAL DEL PRESUPUESTO DE GASTOS	**200,003,012**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,763,451
Política Exterior	48,738,217
Transferencias Varias	10,340,298
Total del presupuesto de funcionamiento	**69,841,966**
Inversión	
Restauración, Remodelación y Const.	500,000
Equipamiento	2,000,000
Total del presupuesto de inversión	**2,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**72,341,966**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	255,904,287
Educación Básica General	932,226,307
Educación Media	693,896,885
Educación de Adultos	64,468,953
Educación Post-Media	1,521,255
Transferencias Corrientes	30,714,662
Transferencias al Sector Público	724,538,956
Fondo de Exoneración de Matrícula	33,738,600
Educación Agropecuaria	12,055,200
Total del presupuesto de funcionamiento	**2,749,065,105**
Inversión	
Mant. Preventivo (Mi Escuela Primero)	25,267,000
Construcción y Rehab. de Escuelas	1,341,100,531
Equipamiento de Centros Educativos	18,137,400



Desarrollo Educativo	6,308,200
Nutrición Escolar	42,000,000
Educación Básica	10,400,000
Transferencias de Capital	669,844,737
Fortalecimiento de Tecnología Educativa	120,232,661
Mantenimiento, Equip. y Constr. S.E.	89,209,142
Total del presupuesto de inversión	**2,322,499,671**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,071,564,776**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,115,571
Fomento y Regulación de la Industria	554,081
Fomento y Regulación del Comercio	2,425,936
Regulación de Intermediarios Financieros	308,774
Fomento y Reg. de los Recursos Minerales	1,826,897
Transferencias	8,622,700
Transferencias al Sector Público	22,793,564
Total del presupuesto de funcionamiento	**50,647,523**
Inversión	
Desarrollo Comercial e Industrial	1,355,000
Transferencias de Capital	11,800,000
Total del presupuesto de inversión	**13,155,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**63,802,523**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,596,223
Mantenimiento de Obras	24,550,577
Transferencias Varias	174,575
Total del presupuesto de funcionamiento	**40,321,375**
Inversión	
Proyectos Infraestruct. Públicas (UCIP)	10,000,000
Mantenimiento y Rehabilitación Vial	489,017,800
Construcción y Mej. de Calles y Avenidas	157,551,900
Transferencias de Capital	202,200,000
Construcción y Rehabilitación de Puentes	12,930,300
Reordenamiento Vial-Ciudad de Pmá.	500,000
Total del presupuesto de inversión	**872,200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**912,521,375**



CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	55,689,523
Asistencia Técnica Agrícola	3,036,268
Asistencia Técnica Pecuaria	8,394,229
Desarrollo Social	684,369
Servicios de Ingeniería Rural	4,253,922
Transferencias al Sector Público	48,828,038
Total del presupuesto de funcionamiento	**120,886,349**
Inversión	
Mejoramiento de Productividad	100,000
Programa de Desarrollo Tecnológico	3,550,000
Sanidad Agropecuaria	18,590,000
Desarrollo Rural Agropecuario	3,925,587
Otros Proyectos de Inversión	17,886,941
Reconver. y Transfor. Agropecuaria	358,000
Transferencias de Capital	111,034,575
Total del presupuesto de inversión	**155,445,103**
TOTAL DEL PRESUPUESTO DE GASTOS	**276,331,452**

CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	529,355,390
Provisión de Atención	414,770,095
Transferencias Varias	495,402,900
Fondo de Adm. de Hospitales	4,597,300
Fondo de Servicios Varios	18,084,000
Transferencias al Sector Público	625,632,755
Total del presupuesto de funcionamiento	**2,087,842,440**
Inversión	
Construcción y Mej. de Inst. de Salud	90,350,000
Salud Ambiental	74,650,000
Transferencias de Capital	237,053,110
Total del presupuesto de inversión	**402,053,110**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,489,895,550**



CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,063,845
Admón. de las Relaciones Laborales	5,433,700
Inv., Promoción y Generación de Empleo	1,780,253
Transferencias Varias	707,000
Educación y Capacitación Sindical	14,673,500
Transferencia al Sector Público	2,878,043
Total del presupuesto de funcionamiento	**39,536,341**
Inversión	
Programa de Inserción Laboral	4,291,491
Fortalecimiento Institucional	474,500
Transferencia de Capital	48,249,857
Total del presupuesto de inversión	**53,015,848**
TOTAL DEL PRESUPUESTO DE GASTOS	**92,552,189**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,609,101
Planificación y Desarrollo Urbano	3,690,239
Admón. y Regulación de Bienes	586,680
Ordenamiento y Desarrollo Territorial	810,856
Transferencias Varias	16,128,478
Total del presupuesto de funcionamiento	**30,825,354**
Inversión	
Construcción de Vivienda	58,462,505
Fondo de Ahorro Habitacional	1,211,400
Financiamiento de Vivienda	21,527,500
Asistencia Habitacional	4,769,500
Mejoramiento Habitacional	16,871,600
Transferencias de Capital	400,000
Fortalecimiento Institucional	620,000
Total del presupuesto de inversión	**103,862,505**
TOTAL DEL PRESUPUESTO DE GASTOS	**134,687,859**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	86,659,932
Desarrollo Económico y Social	25,404,869
Admón. Fiscal y Patrimonial	263,802,035
Transferencias Varias	168,001,705
Total del presupuesto de funcionamiento	**543,868,541**
Inversión	
Fondo de Preinversión	1,000,000
Fort Gest. Eco. y Admón. Finan.	27,981,022
Transferencias de Capital	27,007,796
Inversiones Financieras	30,966,682
Proyectos Varios	1,498,400
Total del presupuesto de inversión	**88,453,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**632,322,441**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,383,006
Administ.y Desarrollo Gubernamental	8,919,137
Servicios Postales y Telégrafos	10,438,692
Servicios Penitenciarios y Cus. de Me	78,456,596
Transferencias Varias	180,506,924
Total del presupuesto de funcionamiento	**294,704,355**
Inversión	
Construc, Mejoram. y Estudios Infraet.	14,910,017
Transferencias de Capital	156,370,626
Total del presupuesto de inversión	**171,280,643**
TOTAL DEL PRESUPUESTO DE GASTOS	**465,984,998**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	35,010,687
Seguridad Pública Nacional	820,879,806
Transferencias Varias	115,697,602
Total del presupuesto de funcionamiento	**971,588,095**
Inversión	
Const., Reparación y Ampl. de Infraest.	49,700,000



Sistema Integral de Seguridad Pública	11,374,300
Total del presupuesto de inversión	**61,074,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,032,662,395**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,567,667
Promoción Social y Cohesión Social	5,517,338
Programa de Gestión Territorial	4,708,630
Transferencias al Sector Público	17,038,238
Total del presupuesto de funcionamiento	**46,831,873**
Inversión	
Desarrollo Comunitario	220,000,000
Transferencias al Sector Público	125,000
Total del presupuesto de inversión	**220,125,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**266,956,873**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	3,910,321
Total del presupuesto de funcionamiento	**3,910,321**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,910,321**

CAPÍTULO XIX
0.27 MINISTERIO DE AMBIENTE

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE AMBIENTE para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,573,791
Áreas Protegidas y Biodiversidad	7,796,753
Gestión Ambiental	6,229,351
Gestión Integrada de Cuencas Hidrog.	6,847,921
Total del presupuesto de funcionamiento	**38,447,816**
Inversión	
Áreas Protegidas y Biodiversidad	47,414,600



Gestión Ambiental	14,384,600
Gestión Integrada de Cuencas Hidrog.	861,000
Total del presupuesto de inversión	**62,660,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**101,108,016**

CAPÍTULO XX
0.28 MINISTERIO DE CULTURA

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE CULTURA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,179,748
Patrimonio Histórico	8,391,056
Extensión Cultural	5,241,836
Educación Artística	846,785
Total del presupuesto de funcionamiento	**31,659,425**
Inversión	
Mantenimiento y Restauraciones de Obras	10,796,450
Preservación del Patrimonio Histórico	71,858,961
Total del presupuesto de inversión	**82,655,411**
TOTAL DEL PRESUPUESTO DE GASTOS	**114,314,836**

CAPÍTULO XXI
0.29 MINISTERIO DE LA MUJER

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA MUJER para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,827,600
Equidad e Igualdad de Género	815,196
Total del presupuesto de funcionamiento	**9,642,796**
Inversión	
Construcción y Equipamiento	1,450,010
Desarrollo de Oportunidad para Mujeres	358,105
Total del presupuesto de inversión	**1,808,115**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,450,911**

CAPÍTULO XXII
0.30 ÓRGANO JUDICIAL

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	71,716,009
Administración de Justicia Ciudadana	224,472,555
Transformación y Desarrollo Inst.	48,096,479
Total del presupuesto de funcionamiento	**344,285,043**
Inversión	
Desarrollo de la Transformación Digital	6,949,430
Total del presupuesto de inversión	**6,949,430**
TOTAL DEL PRESUPUESTO DE GASTOS	**351,234,473**

CAPÍTULO XXIII
CONSOLIDADO DEL MINISTERIO PÚBLICO

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduría General de la Nación	**276,572,240**
Funcionamiento	**276,572,240**
Procuraduría de la Administración	**13,366,774**
Funcionamiento	**13,366,774**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	199,901,049
Medicina Legal y Forense	76,671,191
Total del presupuesto de funcionamiento	**276,572,240**
TOTAL DEL PRESUPUESTO DE GASTOS	**276,572,240**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	6,089,365
Representación y Def. de la Adm. Pública	7,277,409
Total del presupuesto de funcionamiento	**13,366,774**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,366,774**



CAPÍTULO XXIV
CONSOLIDADO DEL TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**112,648,233**
Funcionamiento	**112,648,233**
Fiscalía General Electoral	**10,373,492**
Funcionamiento	**10,373,492**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	80,863,483
Registro e Identificación Ciudadana	21,854,517
Servicios Electorales	9,930,233
Total del presupuesto de funcionamiento	**112,648,233**
TOTAL DEL PRESUPUESTO DE GASTOS	**112,648,233**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,323,591
Fiscalías Electorales	3,125,614
Elecciones	924,287
Total del presupuesto de funcionamiento	**10,373,492**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,373,492**

CAPÍTULO XXV
0.42 TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración Función Pública	3,243,000
Total del presupuesto de funcionamiento	**3,243,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,243,000**



CAPÍTULO XXVI
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 37. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	41,282,142
Total del presupuesto de funcionamiento	**41,282,142**
TOTAL DEL PRESUPUESTO DE GASTOS	**41,282,142**

CAPÍTULO XXVII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 38. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL DE CUENTAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	2,959,598
Administración General	2,010,630
Total del presupuesto de funcionamiento	**4,970,228**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,970,228**

CAPÍTULO XXVIII
0.47 FISCALÍA GENERAL DE CUENTAS

ARTÍCULO 39. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la FISCALÍA GENERAL DE CUENTAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	4,121,802
Administración General	1,716,640
Total del presupuesto de funcionamiento	**5,838,442**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,838,442**

CAPÍTULO XXIX
0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 40. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,693,901
Protec. y Defensa de los Derechos Hum.	2,920,814
Administración de Quejas	431,177
Total del presupuesto de funcionamiento	**7,045,892**
Inversión	
Fortalecimiento	232,315
Total del presupuesto de inversión	**232,315**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,278,207**

CAPÍTULO XXX
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 41. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto del Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	1,135,459,818	1,668,327,254	2,803,787,072
01	ASAMBLEA NACIONAL	1,324,000		1,324,000
	Al Sector Externo	1,324,000		1,324,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	794,042		794,042
	A Personas	528,344		528,344
	Becas de Estudio	252,718		252,718
	Al Sector Externo	12,980		12,980
03	MINISTERIO DE LA PRESIDENCIA	8,757,614		8,757,614
	Pensiones y Jubilaciones	5,962,200		5,962,200
	A Personas	2,370,950		2,370,950
	Becas de Estudio	274,464		274,464
	Al Sector Externo	150,000		150,000
05	MIN. DE RELACIONES EXTERIORES	10,473,885		10,473,885
	A Personas	104,587		104,587
	Becas de Estudio	29,000		29,000
	Al Sector Externo	9,618,469		9,618,469
	Créditos Reconocidos por Transferencias Corrientes	721,829		721,829
07	MINISTERIO DE EDUCACIÓN	51,784,677	724,538,956	776,323,633
	Pensiones y Jubilaciones	18,429,809		18,429,809
	A Personas	19,496,300		19,496,300
	Becas de Estudio	1,527,400		1,527,400
	Al Sector Privado	10,568,795		10,568,795
	IFARHU		9,120,000	9,120,000
	Sistema Estatal de Radio y Televisión			
	Secretaría Nacional de Ciencia, Tecnología e Innovación		9,740,912	9,740,912
	Instituto Panameño de Deportes		57,647,136	57,647,136
	Instituto Técnico Superior Especializado		17,469,584	17,469,584
	Instituto Panameño de Habilitación Especial		74,999,547	74,999,547
	Universidad Autónoma de Chiriquí		60,180,489	60,180,489
	Universidad de Panamá		318,615,774	318,615,774
	Universidad Marítima Internacional de Panamá		9,003,680	9,003,680



	Universidad Especializada de las Américas		37,002,200	37,002,200
	Universidad Autónoma de los Pueblos Indígenas (UAPI)		2,893,000	2,893,000
	Universidad Tecnológica de Panamá		127,866,634	127,866,634
	Al Sector Externo	716,058		716,058
	Indemnizaciones de la Seguridad Social	25,815		25,815
	Créditos Reconocidos por Transferencias Corrientes	1,020,500		1,020,500
08	MIN. DE COMERCIO E INDUSTRIAS	8,707,200	22,793,564	31,500,764
	A Personas	50,000		50,000
	Becas de Estudio	34,500		34,500
	Al Sector Privado	7,640,000		7,640,000
	Autoridad de la Micro, Pequeña y Mediana Empresa		7,241,857	7,241,857
	Autoridad de Protección al Consumidor y Defensa de la Competencia		9,623,679	9,623,679
	PROPANAMA		3,004,819	3,004,819
	Zona Franca de Barú		558,600	558,600
	Bingos Nacionales		664,609	664,609
	Agencia Especial de Aguadulce		1,500,000	1,500,000
	Agencia Panamá-Pacífico		200,000	200,000
	Al Sector Externo	982,700		982,700
09	MINISTERIO DE OBRAS PÚBLICAS	174,575		174,575
	Al Sector Externo	56,380		56,380
	Créditos Reconocidos por Transferencias Corrientes	118,195		118,195
10	MIN. DE DESARROLLO AGROPECUARIO	2,658,645	48,828,038	51,486,683
	A Personas	1,441,945		1,441,945
	Al Sector Privado	97,000		97,000
	Instituto de Innovación Agropecuaria de Panamá		13,927,822	13,927,822
	Autoridad de los Recursos Acuáticos de Panamá		8,650,517	8,650,517
	Instituto Técnico Superior de Agrotecnología de las Américas		8,157,600	8,157,600
	Instituto de Mercadeo Agropecuario		6,795,739	6,795,739
	Empresas Mercados Nacionales de la Cadena de Frío		8,796,360	8,796,360
	Instituto de Seguro Agropecuario		2,500,000	2,500,000
	Al Sector Externo	1,119,700		1,119,700
12	MINISTERIO DE SALUD	557,736,200	586,255,755	1,143,991,955
	Pensiones y Jubilaciones	25,179,200		25,179,200
	Becas de Estudio	825,000		825,000
	Al Sector Privado	468,800,000		468,800,000
	Al Gobierno Central	22,681,300		22,681,300
	Caja de Seguro Social		530,945,000	530,945,000
	Impuesto de Cerverzas		10,000,000	10,000,000
	Impuesto de Licores		9,000,000	9,000,000
	Neonatos Afectados por Heparina		94,000	94,000
	Pensión de Viudez		1,322,000	1,322,000
	Pensión Vitalicia Dietilenglicol		10,372,000	10,372,000
	Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000
	Subsidio Fluctuaciones - Intereses CSS		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Afectados Bocas del Toro		3,496,000	3,496,000
	Pensiones de los Trabajadores de las Bananeras		8,355,000	8,355,000
	Aporte Junta Técnica Actuarial		90,000	90,000
	Aumento Pensiones y Jubilaciones (Dg-51)		140,124,000	140,124,000
	CSS 0.8% Salarios Básicos		152,121,000	152,121,000
	CSS FEJUPEN - Aporte Gob. Central		10,471,000	10,471,000
	Instituto Conmemorativo Gorgas de Estudios de la Salud		15,004,219	15,004,219
	Agencia Panameña de Alimentos		2,745,561	2,745,561
	Inst. de Acueductos y Alcantarillados Nacionales		24,000,000	24,000,000



	Autoridad de Aseo Urbano y Domiciliario		13,560,975	13,560,975
	Municipios	1,766,000		1,766,000
	Propias	37,611,000		37,611,000
	Al Sector Externo	873,700		873,700
13	MIN. DE TRABAJO Y DES. LABORAL	10,752,000	2,878,043	13,630,043
	A Personas	25,000		25,000
	Becas de Estudio	20,000		20,000
	Al Sector Privado	10,000,000		10,000,000
	INADEH		2,878,043	2,878,043
	Al Sector Externo	707,000		707,000
14	MIN. DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	63,180	16,128,478	16,191,658
	A Personas	33,180		33,180
	Autoridad Nacional de Administración de Tierras		12,696,388	12,696,388
	Banco Hipotecario Nacional		3,432,090	3,432,090
	Al Sector Externo	30,000		30,000
16	MIN. DE ECONOMÍA Y FINANZAS	318,131,394	71,725,377	389,856,771
	A Personas	6,011,998		6,011,998
	Becas de Estudio	194,400		194,400
	Al Sector Privado	258,425,067		258,425,067
	Autoridad Nacional de Aduanas		31,630,000	31,630,000
	Superintendencia de Sujetos No Financieros		6,965,500	6,965,500
	Consejo de Administración del SIACAP		1,675,700	1,675,700
	Dirección General de Contrataciones Públicas		4,600,303	4,600,303
	Tribunal Administrativo de Contrataciones Públicas		2,251,979	2,251,979
	Autoridad Nacional para la Innovación Gubernamental		5,404,990	5,404,990
	Autoridad Nacional de Transparencia y Acceso a la Información		3,593,959	3,593,959
	Benemérito Cuerpo de Bomberos de la República Panamá		6,131,699	6,131,699
	Empresa de Generación Eléctrica, S.A.		1,315,000	1,315,000
	Superintendencia de Bancos		101,100	101,100
	Superintendencia de Seguros y Reaseguros		8,030,067	8,030,067
	Superintendencia del Mercados de Valores		25,080	25,080
	Fondo Tarifario de Occidente (FTO)	45,000,000		45,000,000
	Al Sector Externo	8,488,573		8,488,573
	Créditos Reconocidos por Transferencias Corrientes	11,356		11,356
17	MINISTERIO DE GOBIERNO	1,920,840	178,625,805	180,546,645
	Pensiones y Jubilaciones	1,836,119		1,836,119
	Becas de Estudio	9,721		9,721
	Autoridad del Tránsito y Transporte Terrestre		95,981,100	95,981,100
	Autoridad de Pasaportes de Panamá		4,051,131	4,051,131
	Autoridad Nacional de Descentralización		41,170,300	41,170,300
	Benemérito Cuerpo de Bomberos de la República Panamá		37,423,274	37,423,274
	Autoridad Aeronáutica Civil			
	Al Sector Externo	75,000		75,000
18	MINISTERIO DE SEGURIDAD PÚBLICA	118,640,338		118,640,338
	Pensiones y Jubilaciones	103,697,602		103,697,602
	A Personas	916,650		916,650
	Becas de Estudio	1,538,358		1,538,358
	Al Sector Privado	12,116,341		12,116,341
	Al Sector Externo	371,387		371,387
21	MINISTERIO DE DESARROLLO SOCIAL	1,197,800	16,553,238	17,751,038
	A Personas	265,000		265,000
	Becas de Estudio	12,800		12,800



Al Sector Privado	850,000		850,000
Al Gobierno Central	15,000		15,000
Secretaría Nacional de Discapacidad		6,867,095	6,867,095
Secretaría Nacional de Niñez, Adolescencia y Familia		8,139,138	8,139,138
SENADAP		1,547,005	1,547,005
Al Sector Externo	55,000		55,000
26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO	121,930		121,930
A Personas	65,000		65,000
Becas de Estudio	56,430		56,430
Al Sector Externo	500		500
27 MINISTERIO DE AMBIENTE	426,000		426,000
A Personas	10,000		10,000
Al Sector Externo	416,000		416,000
28 MINISTERIO DE CULTURA	7,748,968		7,748,968
Becas de Estudio	966,920		966,920
Al Sector Privado	6,382,372		6,382,372
Al Sector Externo	399,676		399,676
29 MINISTERIO DE LA MUJER	285,000		285,000
Becas de Estudio	100,000		100,000
Al Sector Privado	50,000		50,000
Al Sector Externo	135,000		135,000
30 ÓRGANO JUDICIAL	10,425,000		10,425,000
A Personas	9,000,000		9,000,000
Becas de Estudio	1,425,000		1,425,000
36 PROCURADURÍA GENERAL DE LA NACIÓN	4,428,460		4,428,460
Pensiones y Jubilaciones	1,860,115		1,860,115
A Personas	2,008,345		2,008,345
Becas de Estudio	555,000		555,000
Al Sector Privado	5,000		5,000
37 PROCURADURÍA DE LA ADMINISTRACIÓN	1,309,544		1,309,544
A Personas	1,191,321		1,191,321
Becas de Estudio	118,223		118,223
40 TRIBUNAL ELECTORAL	16,321,005		16,321,005
Pensiones y Jubilaciones	20,616		20,616
A Personas	5,221,700		5,221,700
Becas de Estudio	131,507		131,507
Al Sector Privado	10,927,182		10,927,182
Al Sector Externo	20,000		20,000
41 FISCALÍA GENERAL ELECTORAL	208,000		208,000
A Personas	150,000		150,000
Becas de Estudio	58,000		58,000
42 TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	50,700		50,700
Becas de Estudio	50,700		50,700
45 OTROS GASTOS DE LA ADMINISTRACIÓN	91,321		91,321
A Personas	19,000		19,000
Becas de Estudio	62,321		62,321
Al Sector Privado	10,000		10,000



46	TRIBUNAL DE CUENTAS	335,351	335,351
	A Personas	220,351	220,351
	Becas de Estudio	115,000	115,000
47	FISCALÍA GENERAL DE CUENTAS	66,000	66,000
	Becas de Estudio	66,000	66,000
49	DEFENSORÍA DEL PUEBLO	526,149	526,149
	A Personas	500,300	500,300
	Al Sector Privado	5,036	5,036
	Al Sector Externo	20,813	20,813

ARTÍCULO 42. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	1,464,085,701
07	MINISTERIO DE EDUCACIÓN	669,844,737
	IFARHU	286,202,600
	SERTV	5,120,254
	Secretaría Nacional de Ciencia, Tecnología e Innovación	56,046,450
	Instituto Panameño de Deportes	149,922,864
	Instituto Técnico Superior Especializado	47,120,000
	Instituto Panameño de Habilitación Especial	3,497,923
	Universidad Autónoma de Chiriquí	2,800,000
	Universidad de Panamá	43,277,715
	Universidad Marítima Internacional de Panamá	8,226,937
	Universidad Especializada de las Américas	11,917,800
	Universidad Autónoma de los Pueblos Indígenas	907,000
	Universidad Tecnológica de Panamá	54,805,194
08	MIN. DE COMERCIO E INDUSTRIAS	11,800,000
	Autoridad de la Micro, Pequeña y Mediana Empresa	
	Autoridad de Protección al Consumidor y Defensa de la Competencia	
	Autoridad de Turismo de Panamá	11,800,000
	PROPANAMA	
	Agencia Panamá-Pacífico	
09	MINISTERIO DE OBRAS PÚBLICAS	202,200,000
	Empresa Metro de Panamá, S.A.	202,200,000
10	MIN. DE DES. AGROPECUARIO	111,034,575
	Instituto de Innovación Agropecuaria de Panamá	1,100,000
	Autoridad de los Recursos Acuáticos de Panamá	
	Instituto Técnico Superior de Agrotecnología de las Américas	597,000
	Instituto de Mercadeo Agropecuario	37,137,455
	Empresas Mercados Nacionales de la Cadena de Frío	10,000,000
	Banco de Desarrollo Agropecuario (Ley 24)	51,833,434
	Instituto de Seguro Agropecuario	10,366,686
12	MINISTERIO DE SALUD	237,053,110
	Instituto Conmemorativo Gorgas de Estudios de la Salud	3,704,000
	Inst. de Acueductos y Alcantarillados Nacionales	220,579,000
	Autoridad de Aseo Urbano y Domiciliario	12,770,110



13	MIN. DE TRABAJO Y DES. LABORAL	48,249,857
	INADHE	48,249,857
14	MIN. DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	400,000
	Banco Hipotecario Nacional	400,000
16	MIN. DE ECONOMÍA Y FINANZAS	27,007,796
	Superintendencia de Sujetos No Financieros	1,981,000
	Dirección General de Contrataciones Públicas	
	Tribunal Administrativo de Contrataciones Públicas	
	Autoridad Nacional para la Innovación Gubernamental	4,500,000
	Autoridad Nacional de Transparencia y Acceso a la Información	
	Benemérito Cuerpo de Bomberos de la República Panamá	20,526,796
17	MINISTERIO DE GOBIERNO	156,370,626
	Autoridad de Pasaportes de Panamá	
	Autoridad Nacional de Descentralización	156,370,626
	Benemérito Cuerpo de Bomberos de la República Panamá	
	Autoridad Aeronáutica Civil	
21	MIN. DE DESARROLLO SOCIAL	125,000
	Secretaría Nacional de Discapacidad	
	Secretaría Nacional de Niñez, Adolescencia y Familia	
	SENADAP	125,000

CAPÍTULO XXXI
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 43. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el año 2025, según el siguiente detalle:

INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	415,713,500
FONDO DE SEGURO EDUCATIVO	415,713,500
Ingresos Tributarios	415,713,500
Impuestos Directos	415,713,500
Seguro Educativo	415,713,500
MINISTERIO DE EDUCACIÓN	135,003,000
Educación Agropecuaria	19,725,600
Fondo Exon. de Matrícula (27%)	112,242,700
Capacitación Gremial Docente	3,034,700
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	15,173,500
Educación Sindical	15,173,500



IFARHU	176,013,100
Becas	139,909,100
Créditos Educativos	36,104,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	18,208,300
Gastos de Funcionamiento	17,743,902
Gastos de Inversión	464,398
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	56,142,100
Programas Regulares (INADEH / MITRADEL) 14%	42,485,900
Capacitación del Recurso Humano del Sector Privado (COSPAE) 3.0%	9,104,100
Formación Dual	4,552,100
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	15,173,500
Gastos de Funcionamiento	15,173,500





TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 44. Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2025, cuyos resúmenes de ingresos y gastos se expresan a continuacion en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	7,799,441,462	2,208,670,056	10,008,111,518	6,737,102,089	3,271,009,429	10,008,111,518
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	7,241,857	0	7,241,857	7,241,857	0	7,241,857
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	167,010,143	0	167,010,143	151,879,511	15,130,632	167,010,143
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	28,500,000	0	28,500,000	25,200,000	3,300,000	28,500,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	14,820,276	3,570,000	18,390,276	14,820,276	3,570,000	18,390,276
AUTORIDAD NACIONAL DE ADUANAS	41,331,200	6,185,000	47,516,200	41,331,200	6,185,000	47,516,200
CAJA DE SEGURO SOCIAL	6,161,083,000	1,160,494,000	7,321,577,000	5,354,209,000	1,967,368,000	7,321,577,000
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	15,709,219	23,704,000	39,413,219	15,709,219	23,704,000	39,413,219
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	0	0	0	0	0	0
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	7,197,250	1,981,000	9,178,250	7,191,750	1,986,500	9,178,250
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,633,679	0	9,633,679	9,633,679	0	9,633,679
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,675,700	0	1,675,700	1,675,700	0	1,675,700
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	195,223,100	306,702,600	501,925,700	19,210,000	482,715,700	501,925,700
SECRETARÍA NACIONAL DE DISCAPACIDAD	6,867,095	5,221,402	12,088,497	6,867,095	5,221,402	12,088,497
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	14,573,223	9,438,000	24,011,223	14,573,223	9,438,000	24,011,223
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,420,020	0	11,420,020	11,420,020	0	11,420,020
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4,600,303	0	4,600,303	4,600,303	0	4,600,303
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,251,979	0	2,251,979	2,251,979	0	2,251,979
AGENCIA PANAMEÑA DE ALIMENTOS	4,261,322	0	4,261,322	4,261,322	0	4,261,322
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	18,508,300	5,120,254	23,628,554	18,043,902	5,584,652	23,628,554
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	9,740,912	73,559,088	83,300,000	9,740,912	73,559,088	83,300,000



SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	8,139,138	0	8,139,138	8,139,138	0	8,139,138
INSTITUTO PANAMEÑO DE DEPORTES	58,077,136	149,922,864	208,000,000	58,077,136	149,922,864	208,000,000
INST. NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. HUMANO	59,150,143	63,249,857	122,400,000	22,237,897	100,162,103	122,400,000
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	17,880,000	51,120,000	69,000,000	17,880,000	51,120,000	69,000,000
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	76,002,077	3,497,923	79,500,000	75,917,077	3,582,923	79,500,000
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,051,131	0	4,051,131	4,051,131	0	4,051,131
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	16,696,500	0	16,696,500	15,746,500	950,000	16,696,500
AUTORIDAD DE TURISMO DE PANAMÁ	23,483,949	16,800,000	40,283,949	13,906,694	26,377,255	40,283,949
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	5,404,990	19,700,000	25,104,990	5,404,990	19,700,000	25,104,990
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	41,170,300	156,370,626	197,540,926	41,170,300	156,370,626	197,540,926
REGISTRO PÚBLICO DE PANAMÁ	62,113,923	0	62,113,923	56,315,125	5,798,798	62,113,923
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	3,593,959	0	3,593,959	3,593,959	0	3,593,959
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	65,109,558	20,526,796	85,636,354	65,109,558	20,526,796	85,636,354
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	3,004,819	0	3,004,819	3,004,819	0	3,004,819
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	7,621,485	0	7,621,485	7,176,485	445,000	7,621,485
SECRETARÍA NACIONAL DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS	1,547,005	125,000	1,672,005	1,547,005	125,000	1,672,005
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	69,200,000	2,800,000	72,000,000	68,050,000	3,950,000	72,000,000
UNIVERSIDAD DE PANAMÁ	345,272,285	50,027,715	395,300,000	342,857,930	52,442,070	395,300,000
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	15,023,680	8,226,937	23,250,617	15,023,680	8,226,937	23,250,617
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	42,082,200	11,917,800	54,000,000	42,082,200	11,917,800	54,000,000
UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS	2,893,000	907,000	3,800,000	2,893,000	907,000	3,800,000
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	141,094,806	56,905,194	198,000,000	137,886,892	60,113,108	198,000,000
ZONA FRANCA DE BARÚ	577,800	0	577,800	566,625	11,175	577,800
INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS	8,603,000	597,000	9,200,000	8,603,000	597,000	9,200,000



ARTÍCULO 45.   Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2025, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**3,566,379,228**	**3,030,753,397**	**63,969,464**	**76,000,000**	**0**	**6,737,102,089**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	6,851,857	390,000	0	0	0	7,241,857
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	35,041,911	20,837,600	20,000,000	76,000,000	0	151,879,511
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	24,306,250	893,750	0	0	0	25,200,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	14,750,276	70,000	0	0	0	14,820,276
AUTORIDAD NACIONAL DE ADUANAS	41,203,200	128,000	0	0	0	41,331,200
CAJA DE SEGURO SOCIAL	2,440,208,900	2,914,000,100	0	0	0	5,354,209,000
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	15,482,219	227,000	0	0	0	15,709,219
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	0	0	0	0	0	0
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	6,711,800	479,950	0	0	0	7,191,750
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,501,479	132,200	0	0	0	9,633,679
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,628,829	46,871	0	0	0	1,675,700
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	18,660,000	550,000	0	0	0	19,210,000
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,808,995	1,058,100	0	0	0	6,867,095
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	14,503,223	70,000	0	0	0	14,573,223
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,246,179	173,841	0	0	0	11,420,020
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4,576,835	23,468	0	0	0	4,600,303
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,216,979	35,000	0	0	0	2,251,979
AGENCIA PANAMEÑA DE ALIMENTOS	4,160,322	101,000	0	0	0	4,261,322
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	17,610,902	433,000	0	0	0	18,043,902
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	9,158,968	581,944	0	0	0	9,740,912
SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	8,134,638	4,500	0	0	0	8,139,138
INSTITUTO PANAMEÑO DE DEPORTES	33,736,729	24,340,407	0	0	0	58,077,136



INST. NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. HUMANO	20,811,287	1,426,610	0	0	0	22,237,897
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	17,804,600	75,400	0	0	0	17,880,000
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	74,348,029	1,569,048	0	0	0	75,917,077
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,013,131	38,000	0	0	0	4,051,131
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	13.205,507	2,540,993	0	0	0	15,746,500
AUTORIDAD DE TURISMO DE PANAMÁ	9,165,399	703,299	4,037,996	0	0	13,906,694
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	5,384,490	20,500	0	0	0	5,404,990
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	7,595,554	33,574,746	0	0	0	41,170,300
REGISTRO PÚBLICO DE PANAMÁ	15,832,657	551,000	39,931,468	0	0	56,315,125
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	3,461,959	132,000	0	0	0	3,593,959
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	48,121,979	16,987,579	0	0	0	65,109,558
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	3.004,819	0	0	0	0	3,004,819
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	6.978,051	198,434	0	0	0	7,176,485
SECRETARÍA NACIONAL DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS	1,547,005	0	0	0	0	1,547,005
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	67,743,694	306,306	0	0	0	68,050,000
UNIVERSIDAD DE PANAMÁ	338,878,830	3,979,100	0	0	0	342,857,930
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	14,143,304	880,376	0	0	0	15,023,680
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	41,347,490	734,710	0	0	0	42,082,200
UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS	2,893,000	0	0	0	0	2,893,000
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	135,635,298	2,251,594	0	0	0	137,886,892
ZONA FRANCA DE BARÚ	559,575	7.050	0	0	0	566,625
INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS	8,403,079	199,921	0	0	0	8,603,000



ARTÍCULO 46.   Se aprueban los gastos capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2025, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	3,263,096,198	7,913,231	0	0	3,271,009,429
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	14,691,345	439,287	0	0	15,130,632
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	3,300,000	0	0	0	3,300,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	3,570,000	0	0	0	3,570,000
AUTORIDAD NACIONAL DE ADUANAS	6,185,000	0	0	0	6,185,000
CAJA DE SEGURO SOCIAL	1,967,368,000	0	0	0	1,967,368,000
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	23,704,000	0	0	0	23,704,000
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	1,981,000	5,500	0	0	1,986,500
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	482,715,700	0	0	0	482,715,700
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,221,402	0	0	0	5,221,402
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	9,438,000	0	0	0	9,438,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	5,584,652	0	0	0	5,584,652
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	73,559,088	0	0	0	73,559,088
INSTITUTO PANAMEÑO DE DEPORTES	149,922,864	0	0	0	149,922,864



INST. NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. HUMANO	100,162,103	0	0	0	100,162,103
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	51,120,000	0	0	0	51,120,000
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	3,497,923	85,000	0	0	3,582,923
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	350,000	600,000	0	0	950,000
AUTORIDAD DE TURISMO DE PANAMÁ	26,377,255	0	0	0	26,377,255
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	19,700,000	0	0	0	19,700,000
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	156,370,626	0	0	0	156,370,626
REGISTRO PÚBLICO DE PANAMÁ	5,798,798	0	0	0	5,798,798
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	20,526,796	0	0	0	20,526,796
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	445,000	0	0	0	445,000
SECRETARÍA NACIONAL DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS	125,000	0	0	0	125,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	2,800,000	1,150,000	0	0	3,950,000
UNIVERSIDAD DE PANAMÁ	50,027,715	2,414,355	0	0	52,442,070
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	8,226,937	0	0	0	8,226,937
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,917,800	0	0	0	11,917,800
UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS	907,000	0	0	0	907,000
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	56,905,194	3,207,914	0	0	60,113,108
ZONA FRANCA DE BARÚ	0	11,175	0	0	11,175
INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS	597,000	0	0	0	597,000



CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 47. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2025:

Ingresos Totales	7,241,857
Menos: Aumento de Reservas	
Ingresos Disponibles	7,241,857
Gastos	7,241,857

ARTÍCULO 48. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	7,241,857
102.1.0.0.0.00.	INGRESOS CORRIENTES	7,241,857
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,241,857
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,241,857
102.1.2.3.1.00.	GOBIERNO CENTRAL	7,241,857
102.1.2.3.1.08.	Ministerio de Comercio e Industrias	7,241,857

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,390,929
Fomento y Desarrollo	1,850,928
Total del Presupuesto de Funcionamiento	**7,241,857**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,241,857**

CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 50. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2025:

Ingresos Totales	167,010,143
Menos: Aumento de Reservas	
Ingresos Disponibles	167,010,143
Gastos	167,010,143

ARTÍCULO 51. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTOR. DEL TRÁNSITO Y TRANSP. TERRESTRE	167,010,143
103.1.0.0.0.00.	INGRESOS CORRIENTES	167,010,143



103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	167,010,143
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	98,658,200
103.1.2.3.1.00.	GOBIERNO CENTRAL	95,981,100
103.1.2.3.1.17.	Ministerio de Gobierno	95,981,100
103.1.2.3.7.00.	SECTOR PRIVADO	2,677,100
103.1.2.3.7.08.	1% Aporte de Aseguradoras	2,677,100
103.1.2.4.0.00.	TASAS Y DERECHOS	16,937,948
103.1.2.4.1.00.	DERECHOS	11,984,948
103.1.2.4.1.55.	Licencia para Conductor	11,984,948
103.1.2.4.2.00.	TASAS	4,953,000
103.1.2.4.2.09.	Revisión de Vehículos	4,953,000
103.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	51,413,995
103.1.2.6.1.00.	INGRESOS VARIOS	51,413,995
103.1.2.6.1.14.	Multas de Tránsito	38,088,455
103.1.2.6.1.25.	Colisiones	1,575,540
103.1.2.6.1.99.	Otros Ingresos Varios	11,750,000

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,023,391
Desarrollo del Transporte y Operación	22,314,307
Tranferencias	20,000,000
Subsidios	19,981,100
Subsidios TMPSA	76,000,000
Total del Presupuesto de Funcionamiento	**152,318,798**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	14,691,345
Total del Presupuesto de Inversión	**14,691,345**
TOTAL DEL PRESUPUESTO DE GASTOS	**167,010,143**

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 53. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2025:

Ingresos Totales	28,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	28,500,000
Gastos	28,500,000

ARTÍCULO 54. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	28,500,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	28,500,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	28,500,000



106.1.2.4.0.00.	TASAS Y DERECHOS	28,350,000
106.1.2.4.2.00.	TASAS	28,350,000
106.1.2.4.2.54.	Transmisión de Anuncios Publicitarios	450,000
106.1.2.4.2.58.	Tasa de Regulación de los Servicios	26,600,000
106.1.2.4.2.68.	Tasa de Portabilidad Numérica	1,300,000
106.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	150,000
106.1.2.6.1.00.	INGRESOS VARIOS	150,000
106.1.2.6.1.99.	Otros Ingresos Varios	150,000

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,547,529
Regulación de los Servicios Públicos	11,652,471
Total del Presupuesto de Funcionamiento	**25,200,000**
Inversión	
Admón. y Reg. de los Servicios Públicos	3,300,000
Total del Presupuesto de Inversión	**3,300,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**28,500,000**

CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 56. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2025:

Ingresos Totales	18,390,276
Menos: Aumento de Reservas	
Ingresos Disponibles	18,390,276
Gastos	18,390,276

ARTÍCULO 57. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

107.0.0.0.0.00.	AUTORIDAD NAC. ADMINISTRACIÓN DE TIERRAS	18,390,276
107.1.0.0.0.00.	INGRESOS CORRIENTES	14,820,276
107.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	14,820,276
107.1.2.1.0.00.	RENTA DE ACTIVOS	315,973
107.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	315,973
107.1.2.1.3.10.	Impresos y Formularios	315,973
107.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,696,388
107.1.2.3.1.00.	GOBIERNO CENTRAL	12,696,388
107.1.2.3.1.14.	Ministerio de Vivienda y Ordenamiento Territorial	12,696,388
107.1.2.4.0.00.	TASAS Y DERECHOS	1,739,454
107.1.2.4.2.00.	TASAS	1,739,454
107.1.2.4.2.15.	Inspecciones y Avalúos Catastral	1,369,215
107.1.2.4.2.20.	Expedición de Documento	110.615
107.1.2.4.2.21.	Refrendo de Documentos	259,624



107.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	68,461
107.1.2.6.1.00.	INGRESOS VARIOS	68,461
107.1.2.6.1.99.	Otros Ingresos Varios	68,461
107.2.0.0.0.00.	INGRESOS DE CAPITAL	3,570,000
107.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	3,570,000
107.2.1.1.0.00.	VENTAS DE ACTIVOS	3,570,000
107.2.1.1.1.00.	VENTAS DE BIENES INMUEBLES	3,570,000
107.2.1.1.1.01.	Terrenos	3,570,000

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,080,793
Administración de Tierras	8,739,483
Total del Presupuesto de Funcionamiento	**14,820,276**
Inversión	
Programa Nal. de Titulación de Tierra	3,570,000
Total del Presupuesto de Inversión	**3,570,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,390,276**

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 59. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia de 2025:

Ingresos Totales	47,516,200
Menos: Aumento de Reservas	
Ingresos Disponibles	47,516,200
Gastos	47,516,200

ARTÍCULO 60. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	47,516,200
109.1.0.0.0.00.	INGRESOS CORRIENTES	41,331,200
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	41,331,200
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	31,630,000
109.1.2.3.1.00.	GOBIERNO CENTRAL	31,630,000
109.1.2.3.1.16.	Ministerio de Economía y Finanzas	31,630,000
109.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	9,701,200
109.1.2.6.1.00.	INGRESOS VARIOS	9,701,200
109.1.2.6.1.99.	Otros Ingresos Varios	9,701,200
109.2.0.0.0.00.	INGRESOS DE CAPITAL	6,185,000
109.2.2.0.0.00.	RECURSOS DEL CRÉDITO	6,000,000
109.2.2.2.0.00.	CRÉDITO EXTERNO	6,000,000
109.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	6,000,000
109.2.2.2.1.97.	BID 4517/OC-PN-Aduanas	6,000,000
109.2.4.0.0.00.	SALDO EN CAJA Y BANCO	185,000



109.2.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	185,000
109.2.4.1.2.00.	INSTITUCIONES DESCENTRALIZADAS	185,000
109.2.4.1.2.01.	Saldo de Capital	185,000

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	28,604,701
Operaciones Aduaneras	12,726,499
Total del Presupuesto de Funcionamiento	**41,331,200**
Inversión	
Desarrollo del Sistema Aduanero	185,000
Desarrollo del PILA - ADUANAS/BID 4517	6,000,000
Total del Presupuesto de Inversión	**6,185,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**47,516,200**

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 62. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2025:

Ingresos Totales	7,321,577,000
Menos: Aumento de Reservas	
Ingresos Disponibles	7,321,577,000
Gastos	7,321,577,000

ARTÍCULO 63. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	7,321,577,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	6,161,083,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	4,923,101,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	4,923,101,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	4,923,101,000
110.1.1.1.3.01.	Cuotas S.S. Regular y Especiales	4,642,742,000
110.1.1.1.3.02.	Primas de Seguros-Riesgos Profesionales	280,359,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	751,415,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	532,000
110.1.2.1.1.00.	ARRENDAMIENTOS	250,000
110.1.2.1.1.04.	De Viviendas	250,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	282,000
110.1.2.1.4.10.	Prima de Seguros	282,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	530,945,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	530,945,000
110.1.2.3.1.12.	Ministerio de Salud	530,945,000
110.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	219,938,000
110.1.2.6.1.00.	INGRESOS VARIOS	219,938,000
110.1.2.6.1.01.	Multas, Recargos e Intereses	4,224,000
110.1.2.6.1.10.	Vigencias Expiradas	154,811,000



110.1.2.6.1.24.	Planilla-Prestaciones Fondos Complementario	37,611,000
110.1.2.6.1.99.	Otros Ingresos Varios	23,292,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	486,567,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,947,000
110.1.3.1.4.00.	INTERMEDIARIOS FINANCIEROS	4,111,000
110.1.3.1.4.01.	De Intermediarios Financieros	4,111,000
110.1.3.1.7.00.	SECTOR PRIVADO	1,836,000
110.1.3.1.7.01.	De Sector Privado	1,836,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	477,984,000
110.1.3.2.1.00.	GOBIERNO CENTRAL	349,522,000
110.1.3.2.1.21.	Por Gobierno Central	349,522,000
110.1.3.2.4.00.	INTERMEDIARIOS FINANCIEROS	128,462,000
110.1.3.2.4.01.	De Intermediarios Financieros	128,462,000
110.1.3.3.0.00.	CONTRIBUCIÓN E IMPUESTOS DE FONDO DE PENSIONES	2,636,000
110.1.3.3.1.00.	CONTRIBUCIONES FONDO DE PENSIONES	2,636,000
110.1.3.3.1.01.	Caja de Seguro Social (CSS) JUBILADOS	200,000
110.1.3.3.1.03.	Plan de Retiro Anticipado Autofinanciable	1,403,000
110.1.3.3.1.04.	Comisión de Administración del SIACAP	1,033,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	1,160,494,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	314,940,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	10,967,000
110.2.1.3.7.00.	SECTOR PRIVADO	10,967,000
110.2.1.3.7.03.	Préstamos Hipotecarios	2,260,000
110.2.1.3.7.05.	Préstamos Personales	8,707,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	303,973,000
110.2.1.4.7.00.	SECTOR PÚBLICO	303,973,000
110.2.1.4.7.01.	Otras Recuperaciones de Colocaciones	303,973,000
110.2.6.0.0.00.	RESERVA	845,554,000
110.2.6.1.0.00.	FONDOS DE RESERVA	845,554,000
110.2.6.1.2.00.	INSTITUCIONES DESCENTRALIZADAS	845,554,000
110.2.6.1.2.01.	Uso de Reservas	845,554,000

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	1,263,000
Administración	204,413,000
Enfermedad y Maternidad	2,021,916,000
Invalidez, Vejez y Muerte	2,751,255,000
Riesgos Profesionales	336,614,000
Fondo Complementario	37,611,000
SIACAP	937,000
Fideicomiso IRHE - INTEL	200,000
Total del Presupuesto de Funcionamiento	**5,354,209,000**
Inversión	
Remod. y Const. de Estaciones. de Salud	316,155,900
Adquisición de Maquinaria y Equipos	145,337,100
Inversiones Financieras	1,505,875,000
Total del Presupuesto de Inversión	**1,967,368,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,321,577,000**



CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 65. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2025:

Ingresos Totales	39,413,219
Menos: Aumento de Reservas	
Ingresos Disponibles	39,413,219
Gastos	39,413,219

ARTÍCULO 66. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	39,413,219
111.1.0.0.0.00.	INGRESOS CORRIENTES	15,709,219
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,709,219
111.1.2.1.0.00.	RENTA DE ACTIVOS	705,000
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	705,000
111.1.2.1.4.21.	Servicios de Laboratorios	705,000
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,004,219
111.1.2.3.1.00.	GOBIERNO CENTRAL	15,004,219
111.1.2.3.1.12.	Ministerio de Salud	15,004,219
111.2.0.0.0.00.	INGRESOS DE CAPITAL	23,704,000
111.2.2.0.0.00.	RECURSOS DEL CRÉDITO	20,000,000
111.2.2.2.0.00.	CRÉDITO EXTERNO	20,000,000
111.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	20,000,000
111.2.2.2.1.17.	BCIE 2206 - GORGAS	20,000,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,704,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,704,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	3,704,000
111.2.3.2.1.12.	Ministerio de Salud	3,704,000

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,776,243
Investigación en Salud Pública	9,932,976
Total del Presupuesto de Funcionamiento	**15,709,219**
Inversión	
Const. y Remodelac. de Instalaciones	20,670,800
Investigación	3,033,200
Total del Presupuesto de Inversión	**23,704,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**39,413,219**



CAPÍTULO IX
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 68. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2025:

Ingresos Totales	0
Menos: Aumento de Reservas	0
Ingresos Disponibles	0
Gastos	0

ARTÍCULO 69. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

112.0.0.0.0.00.	CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	0
112.1.0.0.0.00.	INGRESOS CORRIENTES	0
112.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	0
112.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	0
112.1.2.3.1.00.	GOBIERNO CENTRAL	0
112.1.2.3.1.12.	Ministerio de Salud	0

ARTÍCULO 70. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imág. Moleculares	0
Total del Presupuesto de Funcionamiento	**0**
TOTAL DEL PRESUPUESTO DE GASTOS	**0**

CAPÍTULO X
1.13 SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS

ARTÍCULO 71. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS para la vigencia fiscal de 2025:

Ingresos Totales	9,178,250
Menos: Aumento de Reservas	
Ingresos Disponibles	9,178,250
Gastos	9,178,250

ARTÍCULO 72. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

113.0.0.0.0.00.	SSNF	9,178,250
113.1.0.0.0.00.	INGRESOS CORRIENTES	7,197,250
113.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,197,250
113.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,965,500
113.1.2.3.1.00.	GOBIERNO CENTRAL	6,965,500
113.1.2.3.1.16.	Ministerio de Economía y Finanzas	6,965,500



113.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	231,750
113.1.2.6.1.00.	INGRESOS VARIOS	231,750
113.1.2.6.1.01.	Multas, Recargos e Intereses	184,300
113.1.2.6.1.32.	Speed Joyeros y Argento Vivo	47,450
113.2.0.0.0.00.	INGRESOS DE CAPITAL	1,981,000
113.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,981,000
113.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,981,000
113.2.3.2.1.00.	GOBIERNO CENTRAL	1,981,000
113.2.3.2.1.16.	Ministerio de Economía y Finanzas	1,981,000

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,154,742
Supervisión y Regulación	3,042,508
Total del Presupuesto de Funcionamiento	**7,197,250**
Inversión	
Fortalecimiento Institucional	1,981,000
Total del Presupuesto de Inversión	**1,981,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,178,250**

CAPÍTULO XI
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 74. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2025:

Ingresos Totales	9,633,679
Menos: Aumento de Reservas	
Ingresos Disponibles	9,633,679
Gastos	9,633,679

ARTÍCULO 75. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	9,633,679
114.1.0.0.0.00.	INGRESOS CORRIENTES	9,633,679
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,633,679
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,623,679
114.1.2.3.1.00.	GOBIERNO CENTRAL	9,623,679
114.1.2.3.1.08.	Ministerio de Comercio e Industrias	9,623,679
114.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	10,000
114.1.2.6.1.00.	INGRESOS VARIOS	10,000
114.1.2.6.1.38.	Multas por Uso de Bolsas Plásticas	10,000

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,532,509
Libre Competencia	889,200
Protección al Consumidor	3,211,970
Total del Presupuesto de Funcionamiento	**9,633,679**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,633,679**

CAPÍTULO XII
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 77. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2025:

Ingresos Totales	1,675,700
Menos: Aumento de Reservas	
Ingresos Disponibles	1,675,700
Gastos	1,675,700

ARTÍCULO 78. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,675,700
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,675,700
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,675,700
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,675,700
115.1.2.3.1.00.	GOBIERNO CENTRAL	1,675,700
115.1.2.3.1.16.	Ministerio de Economía y Finanzas	1,675,700

ARTÍCULO 79. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,675,700
Total del Presupuesto de Funcionamiento	**1,675,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,675,700**

CAPÍTULO XIII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO
DE LOS RECURSOS HUMANOS

ARTÍCULO 80. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2025:

Ingresos Totales	501,925,700
Menos: Aumento de Reservas	
Ingresos Disponibles	501,925,700
Gastos	501,925,700

ARTÍCULO 81. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



120.0.0.0.0.00.	IFARHU	501,925,700
120.1.0.0.0.00.	INGRESOS CORRIENTES	195,223,100
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	176,013,100
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	176,013,100
120.1.1.1.4.00.	SEGURO EDUCATIVO	176,013,100
120.1.1.1.4.99.	Seguro Educativo	176,013,100
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	12,210,000
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,120,000
120.1.2.3.1.00.	GOBIERNO CENTRAL	9,120,000
120.1.2.3.1.07.	Ministerio de Educación	9,120,000
120.1.2.4.0.00.	TASAS Y DERECHOS	2,000,000
120.1.2.4.2.00.	TASAS	2,000,000
120.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	2,000,000
120.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,090,000
120.1.2.6.0.01.	Multas, Recargos e Intereses	185,000
120.1.2.6.1.00.	INGRESOS VARIOS	905,000
120.1.2.6.1.99.	Otros Ingresos Varios	905,000
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,000,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,000,000
120.1.3.1.7.00.	SECTOR PRIVADO	7,000,000
120.1.3.1.7.01.	De Sector Privado	7,000,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	306,702,600
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	20,500,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	20,500,000
120.2.1.3.7.00.	SECTOR PRIVADO	20,500,000
120.2.1.3.7.02.	Préstamos Educativos - Inversión	20,500,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	286,202,600
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	286,202,600
120.2.3.2.1.00.	GOBIERNO CENTRAL	286,202,600
120.2.3.2.1.07.	Ministerio de Educación	286,202,600

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuacion se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,774,400
Asistencia y Crédito Educativo	1,140,706
Planificación de Recursos Humanos	294,894
Total del Presupuesto de Funcionamiento	**19,210,000**
Inversión	
Crédito Educativo	56,604,000
Construcciones, Mej. y Equipamiento	104,000
Becas de Asistencia Educ. y Auxilio Eco.	426,007,700
Total del Presupuesto de Inversión	**482,715,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**501,925,700**

CAPÍTULO XIV
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 83. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2025:

Ingresos Totales	12,088,497
Menos: Aumento de Reservas	



Ingresos Disponibles	12,088,497
Gastos	12,088,497

ARTÍCULO 84. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SENADIS	12,088,497
121.1.0.0.0.00.	INGRESOS CORRIENTES	6,867,095
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,867,095
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,867,095
121.1.2.3.1.00.	GOBIERNO CENTRAL	6,867,095
121.1.2.3.1.21.	Ministerio de Desarrollo Social	6,867,095
121.2.0.0.0.00.	INGRESOS DE CAPITAL	5,221,402
121.2.2.0.0.00.	RECURSOS DEL CRÉDITO	5,221,402
121.2.2.2.0.00.	CRÉDITO EXTERNO	5,221,402
121.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	5,221,402
121.2.2.2.1.54.	BID 5127/OC-PN - SENADIS	5,221,402

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,363,109
Equiparación de Oportunidades	3,503,986
Total del Presupuesto de Funcionamiento	**6,867,095**
Inversión	
BID 5127/OC-PN-SENADIS	5,221,402
Total del Presupuesto de Inversión	**5,221,402**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,088,497**


CAPÍTULO XV

1.25 INSTITUTO DE INNOVACIÓN AGROPECUARIA


ARTÍCULO 86. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INNOVACIÓN AGROPECUARIA para la vigencia fiscal de 2025:

Ingresos Totales	24,011,223
Menos: Aumento de Reservas	
Ingresos Disponibles	24,011,223
Gastos	24,011,223

ARTÍCULO 87. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INNOVACIÓN AGROPECUARIA	24,011,223
125.1.0.0.0.00.	INGRESOS CORRIENTES	14,573,223
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	14,573,223
125.1.2.1.0.00.	RENTA DE ACTIVOS	645,401
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	645,401
125.1.2.1.3.01.	Productos Agrícolas	645,401
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	13,927,822



125.1.2.3.1.00.	GOBIERNO CENTRAL	13,927,822
125.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	13,927,822
125.2.0.0.0.00.	INGRESOS DE CAPITAL	9,438,000
125.2.2.0.0.00.	RECURSOS DEL CRÉDITO	7,938,000
125.2.2.2.0.00.	CRÉDITO EXTERNO	7,938,000
125.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	7,938,000
125.2.2.2.1.88.	BID 5316/OC/PN - IDIAP	7,938,000
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
125.2.3.2.1.00.	GOBIERNO CENTRAL	1,100,000
125.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	1,100,000
125.2.3.2.8.00.	SECTOR EXTERNO	400,000
125.2.3.2.8.38.	FONTAGRO - IDIAP	400,000

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE INNOVACIÓN AGROPECUARIA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,491,554
Investigaciones Agropecuarias	10,081,669
Total del Presupuesto de Funcionamiento	**14,573,223**
Inversión	
Investigación e Innovación Agropecuaria	421,204
Apoyo Invest. e Innovación Agropecuaria	9,016,796
Total del Presupuesto de Inversión	**9,438,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**24,011,223**

CAPÍTULO XVI
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 89. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	11,420,020
Menos: Aumento de Reservas	
Ingresos Disponibles	11,420,020
Gastos	11,420,020

ARTÍCULO 90. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,420,020
126.1.0.0.0.00.	INGRESOS CORRIENTES	11,420,020
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,420,020
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,650,517
126.1.2.3.1.00.	GOBIERNO CENTRAL	8,650,517
126.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	8,650,517
126.1.2.4.0.00.	TASAS Y DERECHOS	2,269,503
126.1.2.4.1.00.	DERECHOS	2,269,503
126.1.2.4.1.07.	Licencias para Caza-Pesca y Otras Actividades	2,269,503
126.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	500,000



126.1.2.6.1.00. INGRESOS VARIOS	500,000
126.1.2.6.1.99. Otros Ingresos Varios	500,000

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	5,477,334
Desarr. y Conserv. Rec. Acuáticos	5,942,686
Total del Presupuesto de Funcionamiento	**11,420,020**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,420,020**

CAPÍTULO XVII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 92. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2025:

Ingresos Totales	4,600,303
Menos: Aumento de Reservas	
Ingresos Disponibles	4,600,303
Gastos	4,600,303

ARTÍCULO 93. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00. CONTRATACIONES PÚBLICAS	4,600,303
127.1.0.0.0.00. INGRESOS CORRIENTES	4,600,303
127.1.2.0.0.00. INGRESOS NO TRIBUTARIOS	4,600,303
127.1.2.3.0.00. TRANSFERENCIAS CORRIENTES	4,600,303
127.1.2.3.1.00. GOBIERNO CENTRAL	4,600,303
127.1.2.3.1.16. Ministerio de Economía y Finanzas	4,600,303

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. y Regulac. de las Contrataciones	2,643,966
Admón.y Desarrollo de la Compras Gub.	1,956,337
Total del Presupuesto de Funcionamiento	**4,600,303**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,600,303**

CAPÍTULO XVIII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 95. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2025:



Ingresos Totales	2,251,979
Menos: Aumento de Reservas	
Ingresos Disponibles	2,251,979
Gastos	2,251,979

ARTÍCULO 96. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL DE CONTRATACIONES PÚBLICAS	2,251,979
128.1.0.0.0.00.	INGRESOS CORRIENTES	2,251,979
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,251,979
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,251,979
128.1.2.3.1.00.	GOBIERNO CENTRAL	2,251,979
128.1.2.3.1.16.	Ministerio de Economía y Finanzas	2,251,979

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	1,108,979
Operaciones Juridiccionales	1,143,000
Total del Presupuesto de Funcionamiento	**2,251,979**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,251,979**

CAPÍTULO XIX
1.29 AGENCIA PANAMEÑA DE ALIMENTOS

ARTÍCULO 98. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMEÑA DE ALIMENTOS para la vigencia fiscal de 2025:

Ingresos Totales	4,261,322
Menos: Aumento de Reservas	
Ingresos Disponibles	4,261,322
Gastos	4,261,322

ARTÍCULO 99. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

129.0.0.0.0.00.	AGENCIA PANAMEÑA DE ALIMENTOS	4,261,322
129.1.0.0.0.00.	INGRESOS CORRIENTES	4,261,322
129.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,261,322
129.1.2.1.0.00.	RENTA DE ACTIVOS	1,505,761
129.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,505,761
129.1.2.1.4.20.	Fotocopias de Documentos y Planos	1,505,761
129.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,745,561
129.1.2.3.1.00.	GOBIERNO CENTRAL	2,745,561
129.1.2.3.1.12.	Ministerio de Salud	2,745,561
129.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	10,000
129.1.2.6.1.00.	INGRESOS VARIOS	10,000
129.1.2.6.1.99.	Otros Ingresos Varios	10,000



ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMEÑA DE ALIMENTOS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección General	2,328,083
Gestión y Verificación	1,933,239
Total del Presupuesto de Funcionamiento	**4,261,322**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,261,322**

CAPÍTULO XX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 101. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2025:

Ingresos Totales	23,628,554
Menos: Aumento de Reservas	
Ingresos Disponibles	23,628,554
Gastos	23,628,554

ARTÍCULO 102. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA DE RADIO Y TELEVISIÓN	23,628,554
131.1.0.0.0.00.	INGRESOS CORRIENTES	18,508,300
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	18,208,300
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	18,208,300
131.1.1.1.4.00.	SEGURO EDUCATIVO	18,208,300
131.1.1.1.4.99.	Seguro Educativo	18,208,300
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	300,000
131.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	300,000
131.1.2.6.1.00.	INGRESOS VARIOS	300,000
131.1.2.6.1.99.	Otros Ingresos Varios	300,000
131.2.0.0.0.00.	INGRESOS DE CAPITAL	5,120,254
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,120,254
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,120,254
131.2.3.2.1.00.	GOBIERNO CENTRAL	5,120,254
131.2.3.2.1.07.	Ministerio de Educación	5,120,254

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,854,118
Operaciones de Radio y Televisión	8,189,784
Total del Presupuesto de Funcionamiento	**18,043,902**
Inversión	
Modernización de Radio y Telev. Estatal	5,584,652
Total del Presupuesto de Inversión	**5,584,652**
TOTAL DEL PRESUPUESTO DE GASTOS	**23,628,554**



CAPÍTULO XXI
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 104. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2025:

Ingresos Totales	83,300,000
Menos: Aumento de Reservas	
Ingresos Disponibles	83,300,000
Gastos	83,300,000

ARTÍCULO 105. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOG. E INN.	83,300,000
132.1.0.0.0.00.	INGRESOS CORRIENTES	9,740,912
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,740,912
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,740,912
132.1.2.3.1.00.	GOBIERNO CENTRAL	9,740,912
132.1.2.3.1.07.	Ministerio de Educación	9,740,912
132.2.0.0.0.00.	INGRESOS DE CAPITAL	73,559,088
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	17,512,638
132.2.2.2.0.00.	CRÉDITO EXTERNO	17,512,638
132.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	17,512,638
132.2.2.2.1.51.	BID 2024 - SENACYT	8,512,638
132.2.2.2.1.52.	CAF 2024 - SENACYT	9,000,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	56,046,450
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	56,046,450
132.2.3.2.1.00.	GOBIERNO CENTRAL	56,046,450
132.2.3.2.1.07.	Ministerio de Educación	56,046,450

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	9,740,912
Total del Presupuesto de Funcionamiento	**9,740,912**
Inversión	
Ciencia y Tecnología	73,559,088
Total del Presupuesto de Inversión	**73,559,088**
TOTAL DEL PRESUPUESTO DE GASTOS	**83,300,000**

CAPÍTULO XXII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 107. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2025:

Ingresos Totales	8,139,138
Menos: Aumento de Reservas	



Ingresos Disponibles	8,139,138
Gastos	8,139,138

ARTÍCULO 108. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	8,139,138
134.1.0.0.0.00.	INGRESOS CORRIENTES	8,139,138
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,139,138
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,139,138
134.1.2.3.1.00.	GOBIERNO CENTRAL	8,139,138
134.1.2.3.1.21.	Ministerio de Desarrollo Social	8,139,138

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,634,204
Prot. y Prom. Integral de Niñez y Adole.	3,504,934
Total del Presupuesto de Funcionamiento	**8,139,138**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,139,138**

CAPÍTULO XXIII
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 110. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2025:

Ingresos Totales	208,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	208,000,000
Gastos	208,000,000

ARTÍCULO 111. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	208,000,000
135.1.0.0.0.00.	INGRESOS CORRIENTES	58,077,136
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	58,077,136
135.1.2.1.0.00.	RENTA DE ACTIVOS	400,000
135.1.2.1.1.00.	ARRENDAMIENTOS	400,000
135.1.2.1.1.01.	Edificios y Locales	400,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	57,647,136
135.1.2.3.1.00.	GOBIERNO CENTRAL	57,647,136
135.1.2.3.1.07.	Ministerio de Educación	57,647,136
135.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	30,000
135.1.2.6.1.00.	INGRESOS VARIOS	30,000
135.1.2.6.1.99.	Otros Ingresos Varios	30,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	149,922,864
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	149,922,864
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	149,922,864



| 135.2.3.2.1.00. | GOBIERNO CENTRAL | 149,922,864 |
| 135.2.3.2.1.07. | Ministerio de Educación | 149,922,864 |

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,214,614
Fomento y Promoción del Deporte	35,287,631
Diseño Const. y Mant. de Obras e Inst.	7,314,291
Transferencias Varias	260,600
Total del Presupuesto de Funcionamiento	**58,077,136**
Inversión	
Construcciones y Mejoras	149,622,864
Fortalecimiento	300,000
Total del Presupuesto de Inversión	**149,922,864**
TOTAL DEL PRESUPUESTO DE GASTOS	**208,000,000**

CAPÍTULO XXIV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL
Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 113. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2025:

Ingresos Totales	122,400,000
Menos: Aumento de Reservas	
Ingresos Disponibles	122,400,000
Gastos	122,400,000

ARTÍCULO 114. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAP.	122,400,000
137.1.0.0.0.00.	INGRESOS CORRIENTES	59,150,143
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	56,142,100
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	56,142,100
137.1.1.1.4.00.	SEGURO EDUCATIVO	56,142,100
137.1.1.1.4.99.	Seguro Educativo	56,142,100
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,008,043
137.1.2.1.0.00.	RENTA DE ACTIVOS	80,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	80,000
137.1.2.1.3.09.	Talleres Artesanales	80,000
137.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,878,043
137.1.2.3.1.00.	GOBIERNO CENTRAL	2,878,043
137.1.2.3.1.13.	Ministerio de Trabajo y Desarrollo Laboral	2,878,043
137.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	50,000
137.1.2.6.1.00.	INGRESOS VARIOS	50,000
137.1.2.6.1.99.	Otros Ingresos Varios	50,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	63,249,857
137.2.2.0.0.00.	RECURSOS DEL CRÉDITO	15,000,000



137.2.2.2.0.00.	CRÉDITO EXTERNO	15,000,000
137.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	15,000,000
137.2.2.2.1.69.	CAF - INADEH	15,000,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	48,249,857
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	48,249,857
137.2.3.2.1.00.	GOBIERNO CENTRAL	48,249,857
137.2.3.2.1.13.	Ministerio de Trabajo y Desarrollo Laboral	48,249,857

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,077,189
Formación de Recursos Humanos	7,160,708
Total del Presupuesto de Funcionamiento	**22,237,897**
Inversión	
Construcciones y Mejoras a Obras	12,722,556
Equipamiento de Centros y Subcentros	22,200,000
Granjas Sostenibles	386,956
Sistema de Formación Profesional - Dual	4,552,100
Formación y Capacitación Desarrollo H.	17,029,828
Fortalecimiento Institucional	43,270,663
Total del Presupuesto de Inversión	**100,162,103**
TOTAL DEL PRESUPUESTO DE GASTOS	**122,400,000**

CAPÍTULO XXV
1.39 INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO

ARTÍCULO 116. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO para la vigencia fiscal de 2025:

Ingresos Totales	69,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	69,000,000
Gastos	69,000,000

ARTÍCULO 117. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

139.0.0.0.0.00.	INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	69,000,000
139.1.0.0.0.00.	INGRESOS CORRIENTES	17,880,000
139.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	17,880,000
139.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	17,469,584
139.1.2.3.1.00.	GOBIERNO CENTRAL	17,469,584
139.1.2.3.1.07.	Ministerio de Educación	17,469,584
139.1.2.4.0.00.	TASAS Y DERECHOS	335,416
139.1.2.4.1.00.	DERECHOS	335,416
139.1.2.4.1.24.	Matrícula y Laboratorio	335,416
139.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	75,000
139.1.2.6.1.00.	INGRESOS VARIOS	75,000
139.1.2.6.1.99.	Otros Ingresos Varios	75,000



139.2.0.0.0.00.	INGRESOS DE CAPITAL	51,120,000
139.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,000,000
139.2.2.2.0.00.	CRÉDITO EXTERNO	4,000,000
139.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	4,000,000
139.2.2.2.1.36.	BID 4689/OC-PN -ITSE	2,000,000
139.2.2.2.1.53.	CAF 2024 -ITSE	2,000,000
139.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	47,120,000
139.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	47,120,000
139.2.3.2.1.00.	GOBIERNO CENTRAL	47,120,000
139.2.3.2.1.07.	Ministerio de Educación	47,120,000

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,212,331
Educación Técnica Superior	7,667,669
Total del Presupuesto de Funcionamiento	**17,880,000**
Inversión	
Suministros y Equipamiento	1,000,000
Oferta Educativa y Gestión Académica	4,303,500
Investigación y Transferencia Tecnolog	45,816,500
Total del Presupuesto de Inversión	**51,120,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**69,000,000**

CAPÍTULO XXVI
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 119. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2025:

Ingresos Totales	79,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	79,500,000
Gastos	79,500,000

ARTÍCULO 120. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INST. PANAMEÑO DE HABILITACIÓN ESPECIAL	79,500,000
140.1.0.0.0.00.	INGRESOS CORRIENTES	76,002,077
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	76,002,077
140.1.2.1.0.00.	RENTA DE ACTIVOS	408,120
140.1.2.1.1.00.	ARRENDAMIENTOS	4,702
140.1.2.1.1.99.	Otros Arrendamientos, No Especificado en Otra Categoría	4,702
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	402,418
140.1.2.1.3.09.	Talleres Artesanales	393,718
140.1.2.1.3.99.	Venta de Otros Bienes	8,700
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,000
140.1.2.1.4.07.	Servicio Público Área del Canal	1,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	74,999,547



140.1.2.3.1.00.	GOBIERNO CENTRAL	74,999,547
140.1.2.3.1.07.	Ministerio de Educación	74,999,547
140.1.2.4.0.00.	TASAS Y DERECHOS	252,700
140.1.2.4.1.00.	DERECHOS	12,700
140.1.2.4.1.33.	Servicio de Guardería	12,700
140.1.2.4.2.00.	TASAS	240,000
140.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	240,000
140.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	341,710
140.1.2.6.1.00.	INGRESOS VARIOS	341,710
140.1.2.6.1.99.	Otros Ingresos Varios	341,710
140.2.0.0.0.00.	INGRESOS DE CAPITAL	3,497,923
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,497,923
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,497,923
140.2.3.2.1.00.	GOBIERNO CENTRAL	3,497,923
140.2.3.2.1.07.	Ministerio de Educación	3,497,923

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,436,437
Servicios de Habilitación	58,560,993
Servicio de Apoyo	5,549,884
Producción y Capacitación Laboral	920,715
Transferencias Varias	1,534,048
Total del Presupuesto de Funcionamiento	**76,002,077**
Inversión	
Construcciones y Reparaciones	2,300,000
Suministros y Equipamiento	1,197,923
Total del Presupuesto de Inversión	**3,497,923**
TOTAL DEL PRESUPUESTO DE GASTOS	**79,500,000**

CAPÍTULO XXVII
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 122. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	4,051,131
Menos: Aumento de Reservas	
Ingresos Disponibles	4,051,131
Gastos	4,051,131

ARTÍCULO 123. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

141.0.0.0.0.00.	PASAPORTES	4,051,131
141.1.0.0.0.00.	INGRESOS CORRIENTES	4,051,131
141.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,051,131
141.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,051,131
141.1.2.3.1.00.	GOBIERNO CENTRAL	4,051,131
141.1.2.3.1.17.	Ministerio de Gobierno	4,051,131



ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,558,266
Expedición y Autorización de Pasaporte	492,865
Total del Presupuesto de Funcionamiento	**4,051,131**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,051,131**

CAPÍTULO XXVIII
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 125. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2025:

Ingresos Totales	16,696,500
Menos: Aumento de Reservas	
Ingresos Disponibles	16,696,500
Gastos	16,696,500

ARTÍCULO 126. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	16,696,500
142.1.0.0.0.00.	INGRESOS CORRIENTES	16,696,500
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	15,173,500
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	15,173,500
142.1.1.1.4.00.	SEGURO EDUCATIVO	15,173,500
142.1.1.1.4.99.	Seguro Educativo	15,173,500
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,523,000
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,500,000
142.1.2.3.7.00.	SECTOR PRIVADO	1,500,000
142.1.2.3.7.01.	5% Aporte de las Cooperativas	1,500,000
142.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	23,000
142.1.2.6.1.00.	INGRESOS VARIOS	23,000
142.1.2.6.1.99.	Otros Ingresos Varios	23,000

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia la fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	794,568
Dirección y Administración General S.E.	7,410,979
Promoción y Fortalecimiento	378,432
Promoción y Fortalecimiento S.E.	7,762,521
Total del Presupuesto de Funcionamiento	**16,346,500**
Inversión	
Equipamento	350,000
Total del Presupuesto de Inversión	**350,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,696,500**



CAPÍTULO XXIX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 128. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para vigencia la fiscal de 2025:

Ingresos Totales	40,283,949
Menos: Aumento de Reservas	
Ingresos Disponibles	40,283,949
Gastos	40,283,949

ARTÍCULO 129. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	40,283,949
145.1.0.0.0.00.	INGRESOS CORRIENTES	23,483,949
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,483,949
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,316,502
145.1.2.1.1.00.	ARRENDAMIENTOS	1,316,502
145.1.2.1.1.01.	Edificios y Locales	1,316,502
145.1.2.4.0.00.	TASAS Y DERECHOS	22,016,914
145.1.2.4.2.00.	TASAS	22,016,914
145.1.2.4.2.24.	Tasa de Servicio Aeroportuario (25%)	22,016,914
145.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	150,533
145.1.2.6.1.00.	INGRESOS VARIOS	150,533
145.1.2.6.1.99.	Otros Ingresos Varios	150,533
145.2.0.0.0.00.	INGRESOS DE CAPITAL	16,800,000
145.2.2.0.0.00.	RECURSOS DEL CRÉDITO	5,000,000
145.2.2.2.0.00.	CRÉDITO EXTERNO	5,000,000
145.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	5,000,000
145.2.2.2.1.46.	BID 4944/OC-PN - ATP	5,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	11,800,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	11,800,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	11,800,000
145.2.3.2.1.08.	Ministerio de Comercio e Industrias	11,800,000

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para vigencia la fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,535,189
Fomento del Turismo	3,130,509
Transferencias Varias	4,240,996
Total del Presupuesto de Funcionamiento	**13,906,694**
Inversión	
Promoción Turística	20,800,000
Integración de las Ciudades Voc. T.	5,577,255
Total del Presupuesto de Inversión	**26,377,255**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,283,949**



CAPÍTULO XXX
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 131. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2025:

Ingresos Totales	25,104,990
Menos: Aumento de Reservas	
Ingresos Disponibles	25,104,990
Gastos	25,104,990

ARTÍCULO 132. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	INNOVACIÓN	25,104,990
146.1.0.0.0.00.	INGRESOS CORRIENTES	5,404,990
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,404,990
146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,404,990
146.1.2.3.1.00.	GOBIERNO CENTRAL	5,404,990
146.1.2.3.1.16.	Ministerio de Economía y Finanzas	5,404,990
146.2.0.0.0.00.	INGRESOS DE CAPITAL	19,700,000
146.2.2.0.0.00.	RECURSOS DEL CRÉDITO	15,200,000
146.2.2.2.0.00.	CRÉDITO EXTERNO	15,200,000
146.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	15,200,000
146.2.2.2.1.19.	BID 5501/OC-PN - AIG	15,200,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,500,000
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,500,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	4,500,000
146.2.3.2.1.16.	Ministerio de Economía y Finanzas	4,500,000

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,133,153
Modernización de la Gestión Pública	2,271,837
Total del Presupuesto de Funcionamiento	**5,404,990**
Inversión	
Mejoras, Instalación y Equipamento	19,700,000
Total del Presupuesto de Inversión	**19,700,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**25,104,990**

CAPÍTULO XXXI
1.47 AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN

ARTÍCULO 134. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN para la vigencia fiscal de 2025:

Ingresos Totales	197,540,926
Menos: Aumento de Reservas	
Ingresos Disponibles	197,540,926



Gastos   197,540,926

ARTÍCULO 135. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

147.0.0.0.0.00.	AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	197,540,926
147.1.0.0.0.00.	INGRESOS CORRIENTES	41,170,300
147.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	41,170,300
147.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	41,170,300
147.1.2.3.1.00.	GOBIERNO CENTRAL	41,170,300
147.1.2.3.1.17.	Ministerio de Gobierno	41,170,300
147.2.0.0.0.00.	INGRESOS DE CAPITAL	156,370,626
147.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	156,370,626
147.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	156,370,626
147.2.3.2.1.00.	GOBIERNO CENTRAL	156,370,626
147.2.3.2.1.17.	Ministerio de Gobierno	156,370,626

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,669,434
Administración Descentralizada	33,500,866
Total del Presupuesto de Funcionamiento	**41,170,300**
Inversión	
Inver. Obras Púb. y Serv. Municipales	86,130,000
Transferencia IBI Inversión	70,240,626
Total del Presupuesto de Inversión	**156,370,626**
TOTAL DEL PRESUPUESTO DE GASTOS	**197,540,926**

CAPÍTULO XXXII
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 137. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	62,113,923
Menos: Aumento de Reservas	
Ingresos Disponibles	62,113,923
Gastos	62,113,923

ARTÍCULO 138. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	62,113,923
148.1.0.0.0.00.	INGRESOS CORRIENTES	62,113,923
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	62,113,923
148.1.2.4.0.00.	TASAS Y DERECHOS	58,613,923
148.1.2.4.1.00.	DERECHOS	58,613,923
148.1.2.4.1.58.	Derecho de Registro	47,487,923
148.1.2.4.1.59.	Derecho de Certificación	7,407,484



148.1.2.4.1.60.	Derecho de Calificación	3,718,516
148.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	3,500,000
148.1.2.6.1.00.	INGRESOS VARIOS	3,500,000
148.1.2.6.1.99.	Otros Ingresos Varios	3,500,000

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,048,881
Operaciones de Registro Público	6,315,427
Archivos Nacionales	1,019,349
Tansferencias Varias	39,931,468
Total del Presupuesto de Funcionamiento	**56,315,125**
Inversión	
Edificaciones	351,698
Equipo de Informática	5,160,400
Estudio, Restauración y Conservación	286,700
Total del Presupuesto de Inversión	**5,798,798**
TOTAL DEL PRESUPUESTO DE GASTOS	**62,113,923**

CAPÍTULO XXXIII
1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

ARTÍCULO 140. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2025:

Ingresos Totales	3,593,959
Menos: Aumento de Reservas	
Ingresos Disponibles	3,593,959
Gastos	3,593,959

ARTÍCULO 141. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

150.0.0.0.0.00.	AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO A LA INF.	3,593,959
150.1.0.0.0.00.	INGRESOS CORRIENTES	3,593,959
150.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,593,959
150.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,593,959
150.1.2.3.1.00.	GOBIERNO CENTRAL	3,593,959
150.1.2.3.1.16.	Ministerio de Economía y Finanzas	3,593,959

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,593,959
Total del Presupuesto de Funcionamiento	**3,593,959**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,593,959**



CAPÍTULO XXXIV
1.51 BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ

ARTÍCULO 143. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	85,636,354
Menos: Aumento de Reservas	
Ingresos Disponibles	85,636,354
Gastos	85,636,354

ARTÍCULO 144. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

151.0.0.0.0.00.	BOMBEROS	85,636,354
151.1.0.0.0.00.	INGRESOS CORRIENTES	65,109,558
151.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	63,109,558
151.1.2.1.0.00.	RENTA DE ACTIVOS	50,000
151.1.2.1.1.00.	ARRENDAMIENTOS	50,000
151.1.2.1.1.02.	De Lotes y Tierras	50,000
151.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	43,554,973
151.1.2.3.1.00.	GOBIERNO CENTRAL	43,554,973
151.1.2.3.1.16.	Ministerio de Economía y Finanzas	6,131,699
151.1.2.3.1.17.	Ministerio de Gobierno	37,423,274
151.1.2.4.0.00.	TASAS Y DERECHOS	19,374,585
151.1.2.4.2.00.	TASAS	19,374,585
151.1.2.4.2.81.	Tarifa de Cobro de Zonas Regionales y Panamá Bomberos	19,374,585
151.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	130,000
151.1.2.6.1.00.	INGRESOS VARIOS	130,000
151.1.2.6.1.99.	Otros Ingresos Varios	130,000
151.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	2,000,000
151.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	2,000,000
151.1.3.2.4.00.	INTERMEDIARIOS FINANCIEROS	2,000,000
151.1.3.2.4.51.	Intereses Fideicomiso - Bomberos	2,000,000
151.2.0.0.0.00.	INGRESOS DE CAPITAL	20,526,796
151.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	20,526,796
151.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	20,526,796
151.2.3.2.1.00.	GOBIERNO CENTRAL	20,526,796
151.2.3.2.1.16.	Ministerio de Economía y Finanzas	20,526,796

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	30,774,030
Prevención, Protección y Salvamento	34,335,528
Total del Presupuesto de Funcionamiento	**65,109,558**
Inversión	
Fortalecimiento Institucional	17,291,796
Construcción y Rehabilitación	3,235,000
Total del Presupuesto de Inversión	**20,526,796**
TOTAL DEL PRESUPUESTO DE GASTOS	**85,636,354**



CAPÍTULO XXXV
1.52 AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES
Y LA PROMOCIÓN DE EXPORTACIONES DE PANAMÁ

ARTÍCULO 146. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN DE EXPORTACIONES DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	3,004,819
Menos: Aumento de Reservas	
Ingresos Disponibles	3,004,819
Gastos	3,004,819

ARTÍCULO 147. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

152.0.0.0.0.00.	PROPANAMA	3,004,819
152.1.0.0.0.00.	INGRESOS CORRIENTES	3,004,819
152.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,004,819
152.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,004,819
152.1.2.3.1.00.	GOBIERNO CENTRAL	3,004,819
152.1.2.3.1.08.	Ministerio de Comercio e Industrias	3,004,819

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Admon. General	2,196,831
Servicios de Prom. de Invr. y Export.	807,988
Total del Presupuesto de Funcionamiento	**3,004,819**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,004,819**

CAPÍTULO XXXVI
1.53 INSTITUTO DE METEREOLOGÍA E HIDROLOGÍA DE
PANAMÁ ING. OVIGILDO HERRERA

ARTÍCULO 149. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE METEREOLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA para la vigencia fiscal de 2025:

Ingresos Totales	7,621,485
Menos: Aumento de Reservas	
Ingresos Disponibles	7,621,485
Gastos	7,621,485

ARTÍCULO 150. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

153.0.0.0.0.00.	INSTITUTO DE METEOROLOGÍA DE PANAMÁ	7,621,485



153.1.0.0.0.00.	INGRESOS CORRIENTES	7,621,485
153.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,621,485
153.1.2.1.0.00.	RENTA DE ACTIVOS	20,000
153.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	20,000
153.1.2.1.4.24.	Servicio de Almacenaje	20,000
153.1.2.4.0.00.	TASAS Y DERECHOS	7,601,485
153.1.2.4.2.00.	TASAS	7,601,485
153.1.2.4.2.65.	Peaje por Transmisión de Energía	7,601,485

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE METEREOLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Meteorología e Hidrología de Panamá	7,176,485
Total del Presupuesto de Funcionamiento	**7,176,485**
Inversión	
Hidrometeorología	445,000
Total del Presupuesto de Inversión	**445,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,621,485**


CAPÍTULO XXXVII
1.54 SECRETARÍA NAC. DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS


ARTÍCULO 152. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NAC. DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS para la vigencia fiscal de 2025:

Ingresos Totales	1,672,005
Menos: Aumento de Reservas	
Ingresos Disponibles	1,672,005
Gastos	1,672,005

ARTÍCULO 153. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

154.0.0.0.0.00.	SENADAP	1,672,005
154.1.0.0.0.00.	INGRESOS CORRIENTES	1,547,005
154.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,547,005
154.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,547,005
154.1.2.3.1.00.	GOBIERNO CENTRAL	1,547,005
154.1.2.3.1.21.	Ministerio de Desarrollo Social	1,547,005
154.2.0.0.0.00.	INGRESOS DE CAPITAL	125,000
154.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	125,000
154.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	125,000
154.2.3.2.1.00.	GOBIERNO CENTRAL	125,000
154.2.3.2.1.21.	Ministerio de Desarrollo Social	125,000

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NAC. DE POLÍTICAS Y DESARROLLO PARA LOS AFROPANAMEÑOS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,547,005
Total del Presupuesto de Funcionamiento	**1,547,005**
Inversión	
Fortalecimiento Institucional	125,000
Total del Presupuesto de Inversión	**125,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,672,005**

CAPÍTULO XXXVIII
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 155. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2025:

Ingresos Totales	72,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	72,000,000
Gastos	72,000,000

ARTÍCULO 156. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	72,000,000
187.1.0.0.0.00.	INGRESOS CORRIENTES	69,200,000
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	69,200,000
187.1.2.1.0.00.	RENTA DE ACTIVOS	350,000
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	350,000
187.1.2.1.3.10.	Impresos y Formularios	200,000
187.1.2.1.3.12.	Productos Procesados	150,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	60,180,489
187.1.2.3.1.00.	GOBIERNO CENTRAL	60,180,489
187.1.2.3.1.07.	Ministerio de Educación	60,180,489
187.1.2.4.0.00.	TASAS Y DERECHOS	8,214,511
187.1.2.4.1.00.	DERECHOS	7,919,511
187.1.2.4.1.23.	Bienestar Estudiantil	75,000
187.1.2.4.1.24.	Matrícula y Laboratorio	7,794,511
187.1.2.4.1.98.	Otros Derechos de Gestión Institucional	50,000
187.1.2.4.2.00.	TASAS	295,000
187.1.2.4.2.23.	Expedición de Carnets	70,000
187.1.2.4.2.26.	Certificados y Diplomas	225,000
187.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	455,000
187.1.2.6.1.00.	INGRESOS VARIOS	455,000
187.1.2.6.1.98.	Otros Ingresos de Autogestión	10,000
187.1.2.6.1.99.	Otros Ingresos Varios	445,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	2,800,000
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,800,000
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,800,000
187.2.3.2.1.00.	GOBIERNO CENTRAL	2,800,000
187.2.3.2.1.07.	Ministerio de Educación	2,800,000

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	25,916,090
Educación Superior	42,468,123
Investigación	815,787
Total del Presupuesto de Funcionamiento	**69,200,000**
Inversión	
Construcción y Rehabilitación	925,000
Equipamiento	300,000
Investigación	1,575,000
Total del Presupuesto de Inversión	**2,800,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**72,000,000**

CAPÍTULO XXXIX
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 158. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	395,300,000
Menos: Aumento de Reservas	
Ingresos Disponibles	395,300,000
Gastos	395,300,000

ARTÍCULO 159. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	395,300,000
190.1.0.0.0.00.	INGRESOS CORRIENTES	345,272,285
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	345,272,285
190.1.2.1.0.00.	RENTA DE ACTIVOS	7,000,100
190.1.2.1.1.00.	ARRENDAMIENTOS	400,000
190.1.2.1.1.01.	Edificios y Locales	400,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	2,700,100
190.1.2.1.3.10.	Impresos y Formularios	100
190.1.2.1.3.12.	Productos Procesados	700,000
190.1.2.1.3.98.	Otros servicios de Autogestión	2,000,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,900,000
190.1.2.1.4.99.	Otros Servicios Varios	3,900,000
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	318,615,774
190.1.2.3.1.00.	GOBIERNO CENTRAL	318,615,774
190.1.2.3.1.07.	Ministerio de Educación	318,615,774
190.1.2.4.0.00.	TASAS Y DERECHOS	18,776,411
190.1.2.4.1.00.	DERECHOS	18,246,411
190.1.2.4.1.23.	Bienestar Estudiantil	100,000
190.1.2.4.1.24.	Matrícula y Laboratorio	2,860,790
190.1.2.4.1.98.	Otros Derechos de Gestión Institucional	15,285,621
190.1.2.4.2.00.	TASAS	530,000
190.1.2.4.2.23.	Expedición de Carnets	30,000
190.1.2.4.2.26.	Certificados y Diplomas	400,000
190.1.2.4.2.28.	Reválida de Títulos	100,000
190.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	880,000



190.1.2.6.0.98.	Otros servicios de Autogestión	800,000
190.1.2.6.1.00.	INGRESOS VARIOS	80,000
190.1.2.6.1.99.	Otros Ingresos Varios	80,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	50,027,715
190.2.2.0.0.00.	RECURSOS DEL CRÉDITO	6,750,000
190.2.2.2.0.00.	CRÉDITO EXTERNO	6,750,000
190.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	6,750,000
190.2.2.2.1.65.	CAF - UP (PRFCNET)	6,750,000
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	43,277,715
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	43,277,715
190.2.3.2.1.00.	GOBIERNO CENTRAL	43,277,715
190.2.3.2.1.07.	Ministerio de Educación	43,277,715

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	75,221,166
Educación Superior	250,914,215
Investigación	14,737,465
Extensión Cultural	4,399,439
Total del Presupuesto de Funcionamiento	**345,272,285**
Inversión	
Construcciones y Equipamiento	31,959,379
Seguimiento a Proyectos de Inversión	175,000
Proyecto CAF-UP	7,767,616
Proyectos Varios	10,125,720
Total del Presupuesto de Inversión	**50,027,715**
TOTAL DEL PRESUPUESTO DE GASTOS	**395,300,000**

CAPÍTULO XL
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 161. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	23,250,617
Menos: Aumento de Reservas	
Ingresos Disponibles	23,250,617
Gastos	23,250,617

ARTÍCULO 162. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA	23,250,617
191.1.0.0.0.00.	INGRESOS CORRIENTES	15,023,680
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,023,680
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,103,680
191.1.2.3.1.00.	GOBIERNO CENTRAL	9,003,680
191.1.2.3.1.07.	Ministerio de Educación	9,003,680



191.1.2.3.3.00.	EMPRESAS PÚBLICAS	3,100,000
191.1.2.3.3.03.	Autoridad Marítima de Panamá (AMP)	3,100,000
191.1.2.4.0.00.	TASAS Y DERECHOS	2,100,000
191.1.2.4.1.00.	DERECHOS	2,100,000
191.1.2.4.1.24.	Matrícula y Laboratorio	2,100,000
191.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	820,000
191.1.2.6.1.00.	INGRESOS VARIOS	820,000
191.1.2.6.1.99.	Otros Ingresos Varios	820,000
191.2.0.0.0.00.	INGRESOS DE CAPITAL	8,226,937
191.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,226,937
191.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,226,937
191.2.3.2.1.00.	GOBIERNO CENTRAL	8,226,937
191.2.3.2.1.07.	Ministerio de Educación	8,226,937

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,197,571
Educación Superior	6,419,682
Investigación, Postgrado y Extensión	1,406,427
Total del Presupuesto de Funcionamiento	**15,023,680**
Inversión	
Rehabilitación de Edificio	1,320,000
Instalación de Laboratorios/Simuladores	6,005,117
Equipamiento	816,820
Innovación Tecnológica	85,000
Total del Presupuesto de Inversión	**8,226,937**
TOTAL DEL PRESUPUESTO DE GASTOS	**23,250,617**

CAPÍTULO XLI
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 164. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2025:

Ingresos Totales	54,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	54,000,000
Gastos	54,000,000

ARTÍCULO 165. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	54,000,000
193.1.0.0.0.00.	INGRESOS CORRIENTES	42,082,200
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	42,082,200
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	37,002,200
193.1.2.3.1.00.	GOBIERNO CENTRAL	37,002,200
193.1.2.3.1.07.	Ministerio de Educación	37,002,200
193.1.2.4.0.00.	TASAS Y DERECHOS	3,500,000
193.1.2.4.1.00.	DERECHOS	3,500,000



193.1.2.4.1.24.	Matrícula y Laboratorio	3,500,000
193.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,580,000
193.1.2.6.1.00.	INGRESOS VARIOS	1,580,000
193.1.2.6.1.98.	Otros Ingresos de Autogestión	1,500,000
193.1.2.6.1.99.	Otros Ingresos Varios	80,000
193.2.0.0.0.00.	INGRESOS DE CAPITAL	11,917,800
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	11,917,800
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	11,917,800
193.2.3.2.1.00.	GOBIERNO CENTRAL	11,917,800
193.2.3.2.1.07.	Ministerio de Educación	11,917,800

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	25,908,040
Educación Superior	16,174,160
Total del Presupuesto de Funcionamiento	**42,082,200**
Inversión	
Remodelaciones	650,000
Construcciones	1,240,000
Programa de Capacitación	543,000
Equipam. de Labora. y Clínica Interdisc.	646,300
Investigación	8,838,500
Total del Presupuesto de Inversión	**11,917,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**54,000,000**

CAPÍTULO XLII
1.94 UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS

ARTÍCULO 167. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS para la vigencia fiscal de 2025:

Ingresos Totales	3,800,000
Menos: Aumento de Reservas	.
Ingresos Disponibles	3,800,000
Gastos	3,800,000

ARTÍCULO 168. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

194.0.0.0.0.00.	UAPI	3,800,000
194.1.0.0.0.00.	INGRESOS CORRIENTES	2,893,000
194.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,893,000
194.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,893,000
194.1.2.3.1.00.	GOBIERNO CENTRAL	2,893,000
194.1.2.3.1.07.	Ministerio de Educación	2,893,000
194.2.0.0.0.00.	INGRESOS DE CAPITAL	907,000
194.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	907,000
194.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	907,000



| 194.2.3.2.1.00. | GOBIERNO CENTRAL | 907,000 |
| 194.2.3.2.1.07. | Ministerio de Educación | 907,000 |

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,927,974
Educación Superior	965,026
Total del Presupuesto de Funcionamiento	**2,893,000**
Inversión	
Fortalecimiento Institucional	907,000
Total del Presupuesto de Inversión	**907,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,800,000**

CAPÍTULO XLIII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 170. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	198,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	198,000,000
Gastos	198,000,000

ARTÍCULO 171. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	198,000,000
195.1.0.0.0.00.	INGRESOS CORRIENTES	141,094,806
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	141,094,806
195.1.2.1.0.00.	RENTA DE ACTIVOS	5,476,492
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,476,492
195.1.2.1.4.07.	Servicio Público Área del Canal	700,000
195.1.2.1.4.99.	Otros Servicios Varios	4,776,492
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	127,866,634
195.1.2.3.1.00.	GOBIERNO CENTRAL	127,866,634
195.1.2.3.1.07.	Ministerio de Educación	127,866,634
195.1.2.4.0.00.	TASAS Y DERECHOS	5,251,680
195.1.2.4.1.00.	DERECHOS	4,841,598
195.1.2.4.1.24.	Matrícula y Laboratorio	4,774,884
195.1.2.4.1.99.	Otros Derechos	66,714
195.1.2.4.2.00.	TASAS	410,082
195.1.2.4.2.26.	Certificados y Diplomas	410,082
195.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	2,500,000
195.1.2.6.1.00.	INGRESOS VARIOS	2,500,000
195.1.2.6.1.99.	Otros Ingresos Varios	2,500,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	56,905,194
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	54,805,194
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	54,805,194
195.2.3.2.1.00.	GOBIERNO CENTRAL	54,805,194



195.2.3.2.1.07.	Ministerio de Educación	54,805,194
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,100,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,100,000
195.2.4.2.0.01.	Saldo en Banco	2,100,000

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	52,074,126
Educación Superior Tecnológica	73,122,532
Investigación, Postgrado y Extensión	15,898,148
Total del Presupuesto de Funcionamiento	**141,094,806**
Inversión	
Construcciones Educativas	27,799,680
Mobiliario, Libros y Equipo Educacional	15,761,574
Investigación y Transf. de Tecnología	13,343,940
Total del Presupuesto de Inversión	**56,905,194**
TOTAL DEL PRESUPUESTO DE GASTOS	**198,000,000**

CAPÍTULO XLIV
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 173. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2025:

Ingresos Totales	577,800
Menos: Aumento de Reservas	
Ingresos Disponibles	577,800
Gastos	577,800

ARTÍCULO 174. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	577,800
197.1.0.0.0.00.	INGRESOS CORRIENTES	577,800
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	577,800
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	558,600
197.1.2.3.1.00.	GOBIERNO CENTRAL	558,600
197.1.2.3.1.08.	Ministerio de Comercio e Industrias	558,600
197.1.2.4.0.00.	TASAS Y DERECHOS	19,200
197.1.2.4.2.00.	TASAS	19,200
197.1.2.4.2.43.	Claves de Operación	19,200

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	577,800



Total del Presupuesto de Funcionamiento	**577,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**577,800**

CAPÍTULO XLV
1.98 INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS

ARTÍCULO 176. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS para la vigencia fiscal de 2025:

Ingresos Totales	9,200,000
Menos: Aumento de Reservas	
Ingresos Disponibles	9,200,000
Gastos	9,200,000

ARTÍCULO 177. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

198.0.0.0.0.00.	INA	9,200,000
198.1.0.0.0.00.	INGRESOS CORRIENTES	8,603,000
198.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,603,000
198.1.2.1.0.00.	RENTA DE ACTIVOS	320,000
198.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	320,000
198.1.2.1.3.01.	Productos Agrícolas	320,000
198.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,157,600
198.1.2.3.1.00.	GOBIERNO CENTRAL	8,157,600
198.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	8,157,600
198.1.2.4.0.00.	TASAS Y DERECHOS	122,400
198.1.2.4.1.00.	DERECHOS	122,400
198.1.2.4.1.24.	Matrícula y Laboratorio	122,400
198.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	3,000
198.1.2.6.1.00.	INGRESOS VARIOS	3,000
198.1.2.6.1.99.	Otros Ingresos Varios	3,000
198.2.0.0.0.00.	INGRESOS DE CAPITAL	597,000
198.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	597,000
198.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	597,000
198.2.3.2.1.00.	GOBIERNO CENTRAL	597,000
198.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	597,000

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Admon. General	4,465,149
Doc. Técnica y Ens. Agropecuaria	4,137,851
Total del Presupuesto de Funcionamiento	**8,603,000**
Inversión	
Fortalecimiento Institucional	597,000
Total del Presupuesto de Inversión	**597,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,200,000**



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 179. Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de de 2025, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	979,879,074	519,523,874	1,499,402,948	904,977,398	594,425,550	1,499,402,948
AUTORIDAD MARÍTIMA DE PANAMÁ	193,382,495	0	193,382,495	178,278,832	15,103,663	193,382,495
BINGOS NACIONALES	990,559	0	990,559	924,059	66,500	990,559
AUTORIDAD AERONÁUTICA CIVIL	58,169,397	0	58,169,397	41,065,015	17,104,382	58,169,397
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	157,378,503	257,000,000	414,378,503	137,378,503	277,000,000	414,378,503
INSTITUTO DE MERCADEO AGROPECUARIO	9,910,739	37,137,455	47,048,194	9,659,979	37,388,215	47,048,194
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,315,000	239,400	1,554,400	1,310,000	244,400	1,554,400
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	10,597,335	10,000,000	20,597,335	10,567,335	10,030,000	20,597,335
EMPRESA METRO DE PANAMÁ, S.A.	70,203,200	202,200,000	272,403,200	70,203,200	202,200,000	272,403,200
TRANSPORTE MASIVO DE PANAMÁ, S.A.	131,085,800	0	131,085,800	125,585,800	5,500,000	131,085,800
LOTERÍA NACIONAL DE BENEFICENCIA	221,954,418	0	221,954,418	218,667,601	3,286,817	221,954,418
AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE	1,500,000	0	1,500,000	1,425,000	75,000	1,500,000
ZONA LIBRE DE COLÓN	65,089,130	0	65,089,130	53,202,130	11,887,000	65,089,130
AGENCIA PANAMÁ-PACÍFICO	6,387,951	176,909	6,564,860	4,808,897	1,755,963	6,564,860
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	51,914,547	12,770,110	64,684,657	51,901,047	12,783,610	64,684,657



ARTÍCULO 180. Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	635,197,334	25,788,348	240,891,716	3,100,000	0	904,977,398
AUTORIDAD MARÍTIMA DE PANAMÁ	47,119,952	12,208,055	115,850,825	3,100,000	0	178,278,832
BINGOS NACIONALES	892,709	31,350	0	0	0	924,059
AUTORIDAD AERONÁUTICA CIVIL	39,415,726	1,649,289	0	0	0	41,065,015
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	137,052,303	326,200	0	0	0	137,378,503
INSTITUTO DE MERCADEO AGROPECUARIO	9,550,679	109,300	0	0	0	9,659,979
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,145,900	164,100	0	0	0	1,310,000
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	10,379,187	188,148	0	0	0	10,567,335
EMPRESA METRO DE PANAMÁ, S.A.	69,179,232	1,023,968	0	0	0	70,203,200
TRANSPORTE MASIVO DE PANAMÁ, S.A.	123,147,648	2,438,152	0	0	0	125,585,800
LOTERÍA NACIONAL DE BENEFICENCIA	118,146,623	4,716,234	95,804,744	0	0	218,667,601
AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE	1,425,000	0	0	0	0	1,425,000
ZONA LIBRE DE COLÓN	21,922,883	2,043,100	29,236,147	0	0	53,202,130
AGENCIA PANAMÁ-PACÍFICO	4,018,445	790,452	0	0	0	4,808,897
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	51,801,047	100,000	0	0	0	51,901,047



ARTÍCULO 181. Se aprueban los gastos de capital de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	573,320,949	21,104,601	0	0	594,425,550
AUTORIDAD MARÍTIMA DE PANAMÁ	15,103,663	0	0	0	15,103,663
BINGOS NACIONALES	0	66,500	0	0	66,500
AUTORIDAD AERONÁUTICA CIVIL	17,104,382	0	0	0	17,104,382
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	257,000,000	20,000,000	0	0	277,000,000
INSTITUTO DE MERCADEO AGROPECUARIO	37,388,215	0	0	0	37,388,215
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	239,400	5,000	0	0	244,400
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	10,000,000	30,000	0	0	10,030,000
EMPRESA METRO DE PANAMÁ, S.A.	202,200,000	0	0	0	202,200,000
TRANSPORTE MASIVO DE PANAMÁ, S.A.	5,500,000	0	0	0	5,500,000
LOTERÍA NACIONAL DE BENEFICENCIA	3,286,817	0	0	0	3,286,817
AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE	0	75,000	0	0	75,000
ZONA LIBRE DE COLÓN	11,000,000	887,000	0	0	11,887,000
AGENCIA PANAMÁ-PACÍFICO	1,728,362	27,601	0	0	1,755,963
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	12,770,110	13,500	0	0	12,783,610



CAPÍTULO II
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 182. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	193,382,495
Menos: Aumento de Reservas	
Ingresos Disponibles	193,382,495
Gastos	193,382,495

ARTÍCULO 183. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	193,382,495
203.1.0.0.0.00.	INGRESOS CORRIENTES	193,382,495
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	6,234,770
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	6,234,770
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	6,234,770
203.1.1.1.2.03.	Impuestos de Naves	6,234,770
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	187,147,725
203.1.2.1.0.00.	RENTA DE ACTIVOS	16,409,425
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	16,409,425
203.1.2.1.4.16.	Servicios de Nave a Tierra y Puente	15,714,465
203.1.2.1.4.17.	Movilización de Carga (Proy. Arenero)	694,960
203.1.2.4.0.00.	TASAS Y DERECHOS	155,853,030
203.1.2.4.1.00.	DERECHOS	67,995,090
203.1.2.4.1.06.	Abanderamiento de Naves	784,150
203.1.2.4.1.44.	Concesiones en Áreas Portuarias	67,210,940
203.1.2.4.2.00.	TASAS	87,857,940
203.1.2.4.2.07.	Faros y Boyas	5,613,970
203.1.2.4.2.08.	Recaudos Consulares	53,184,990
203.1.2.4.2.13.	Documentación de Naves	5,244,460
203.1.2.4.2.55.	Arqueo y Avalúo de Naves	1,935
203.1.2.4.2.56.	Investigación de Accidentes	2,068,130
203.1.2.4.2.57.	Certificación de Competencia	15,518,000
203.1.2.4.2.58.	Tasa de Regulación de los Servicios	1,777,050
203.1.2.4.2.59.	Inspección de Naves	4,147,325
203.1.2.4.2.60.	Claves de Operación	302,080
203.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	14,885,270
203.1.2.6.0.01.	Multas, Recargos e Intereses	4,775,990
203.1.2.6.0.50.	Ingresos Varios - NAVES	4,484,645
203.1.2.6.0.51.	Ingresos Varios Consulares	5,624,635

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	29,653,412
Servicios de la Act. Marítima	11,699,332
Servicios Portuarios	9,994,563
Transferencias	126,931,525
Total del Presupuesto de Funcionamiento	**178,278,832**



Inversión

Estudios, Avalúos y Diseños	1,000,000
Adquisición de Equipo y Consultorías	5,776,059
Puertos	8,327,604
Total del Presupuesto de Inversión	**15,103,663**
TOTAL DEL PRESUPUESTO DE GASTOS	**193,382,495**

CAPÍTULO III
2.08 BINGOS NACIONALES

ARTÍCULO 185. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos gastos de los BINGOS NACIONALES para la vigencia fiscal de 2025:

Ingresos Totales	990,559
Menos: Aumento de Reservas	
Ingresos Disponibles	990,559
Gastos	990,559

ARTÍCULO 186. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	990,559
208.1.0.0.0.00.	INGRESOS CORRIENTES	990,559
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	990,559
208.1.2.1.0.00.	RENTA DE ACTIVOS	312,950
208.1.2.1.1.00.	ARRENDAMIENTOS	10,000
208.1.2.1.1.01.	Edificios y Locales	10,000
208.1.2.1.5.00.	INGRESOS ESPECTÁCULOS DE SUERTE Y AZAR	302,950
208.1.2.1.5.05.	Venta de Formularios y Fichas	302,950
208.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	664,609
208.1.2.3.1.00.	GOBIERNO CENTRAL	664,609
208.1.2.3.1.08.	Ministerio de Comercio e Industrias	664,609
208.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	13,000
208.1.2.6.1.00.	INGRESOS VARIOS	13,000
208.1.2.6.1.99.	Otros Ingresos Varios	13,000

ARTÍCULO 187. Para la ejecución del programa de funcionamiento e inversión se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	414,399
Administración de Bingos	576,160
Total del Presupuesto de Funcionamiento	**990,559**
TOTAL DEL PRESUPUESTO DE GASTOS	**990,559**



CAPÍTULO IV
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 188. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2025:

Ingresos Totales	58,169,397
Menos: Aumento de Reservas	
Ingresos Disponibles	58,169,397
Gastos	58,169,397

ARTÍCULO 189. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	58,169,397
238.1.0.0.0.00.	INGRESOS CORRIENTES	58,169,397
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	58,169,397
238.1.2.1.0.00.	RENTA DE ACTIVOS	51,069,949
238.1.2.1.1.00.	ARRENDAMIENTOS	1,733,438
238.1.2.1.1.01.	Edificios y Locales	1,733,438
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	87,596
238.1.2.1.3.11.	Combustible	87,596
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	49,248,915
238.1.2.1.4.08.	Servicio de Aterrizaje	150,116
238.1.2.1.4.09.	Estacionamiento de Aviones	113,898
238.1.2.1.4.18.	Servicios de Protección al Vuelo	48,984,901
238.1.2.4.0.00.	TASAS Y DERECHOS	6,253,661
238.1.2.4.1.00.	DERECHOS	1,753,661
238.1.2.4.1.17.	Uso de Aeropuertos	655,817
238.1.2.4.1.24.	Matrícula y Laboratorio	1,097,844
238.1.2.4.2.00.	TASAS	4,500,000
238.1.2.4.2.17.	FEDIAN	4,500,000
238.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	845,787
238.1.2.6.0.01.	Multas, Recargos e Intereses	26,986
238.1.2.6.0.10.	Vigencias Expiradas	251,874
238.1.2.6.0.99.	Otros Ingresos Varios	566,927

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,097,156
Servicios Aeronáuticos	11,934,471
Operación de Aeropuertos	9,696,667
Transferencias Varias	1,336,721
Total del Presupuesto de Funcionamiento	**41,065,015**
Inversión	
Adquisición y Rehabilitación de Equipo	6,375,945
Rehabil. y Mantenim. Aeroportuario	9,428,437
Fortalecimiento Institucional	1,300,000
Total del Presupuesto de Inversión	**17,104,382**
TOTAL DEL PRESUPUESTO DE GASTOS	**58,169,397**



CAPÍTULO V
2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 191. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2025:

Ingresos Totales	414,378,503
Menos: Aumento de Reservas	
Ingresos Disponibles	414,378,503
Gastos	414,378,503

ARTÍCULO 192. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NAL.	414,378,503
266.1.0.0.0.00.	INGRESOS CORRIENTES	157,378,503
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	157,378,503
266.1.2.1.0.00.	RENTA DE ACTIVOS	80,903,707
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	80,903,707
266.1.2.1.3.07.	Agua	80,903,707
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	24,000,000
266.1.2.3.1.00.	GOBIERNO CENTRAL	24,000,000
266.1.2.3.1.12.	Ministerio de Salud	24,000,000
266.1.2.4.0.00.	TASAS Y DERECHOS	19,500,000
266.1.2.4.1.00.	DERECHOS	19,500,000
266.1.2.4.1.19.	Servicio de Alcantarillado	19,500,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	13,000
266.1.2.5.1.00.	USO DE CONTRIBUCIONES	13,000
266.1.2.5.1.01.	Tasa de Valorización	13,000
266.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	32,961,796
266.1.2.6.1.00.	INGRESOS VARIOS	32,961,796
266.1.2.6.1.10.	Vigencias Expiradas	22,961,796
266.1.2.6.1.99.	Otros Ingresos Varios	10,000,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	257,000,000
266.2.2.0.0.00.	RECURSOS DEL CRÉDITO	36,421,000
266.2.2.2.0.00.	CRÉDITO EXTERNO	36,421,000
266.2.2.2.1.00.	ORGANISMOS INTERNACIONALES DE FIN	36,421,000
266.2.2.2.1.18.	BID 4434/OC-PN - IDAAN	36,421,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	220,579,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	220,579,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	220,579,000
266.2.3.2.1.12.	Ministerio de Salud	220,579,000

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	25,891,659
Dotación de Agua y Alcant. Sanitario	93,893,476
Comercialización	10,529,565



Servicios Regionales	27,063,803
Total del Presupuesto de Funcionamiento	**157,378,503**
Inversión	
Desarrollo del Sistema de Agua	206,419,448
Desarrollo de Sist. Alcantarillado	43,568,950
Inversiones Complementarias	7,011,602
Total del Presupuesto de Inversión	**257,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**414,378,503**

CAPÍTULO VI
2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 194. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2025:

Ingresos Totales	47,048,194
Menos: Aumento de Reservas	
Ingresos Disponibles	47,048,194
Gastos	47,048,194

ARTÍCULO 195. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	47,048,194
270.1.0.0.0.00.	INGRESOS CORRIENTES	9,910,739
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,910,739
270.1.2.1.0.00.	RENTA DE ACTIVOS	3,000,000
270.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,000,000
270.1.2.1.3.01.	Productos Agrícolas	3,000,000
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,795,739
270.1.2.3.1.00.	GOBIERNO CENTRAL	6,795,739
270.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	6,795,739
270.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	115,000
270.1.2.6.1.00.	INGRESOS VARIOS	115,000
270.1.2.6.1.99.	Otros Ingresos Varios	115,000
270.2.0.0.0.00.	INGRESOS DE CAPITAL	37,137,455
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	37,137,455
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	37,137,455
270.2.3.2.1.00.	GOBIERNO CENTRAL	37,137,455
270.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	37,137,455

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,961,192
Apoyo a la Comercialización	4,698,787
Total del Presupuesto de Funcionamiento	**9,659,979**
Inversión	
Comercialización	32,565,715



Modernización Serv. Agropecuarios	4,822,500
Total del Presupuesto de Inversión	**37,388,215**
TOTAL DEL PRESUPUESTO DE GASTOS	**47,048,194**

CAPÍTULO VII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.

ARTÍCULO 197. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2025:

Ingresos Totales	1,554,400
Menos: Aumento de Reservas	
Ingresos Disponibles	1,554,400
Gastos	1,554,400

ARTÍCULO 198. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,554,400
273.1.0.0.0.00.	INGRESOS CORRIENTES	1,315,000
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,315,000
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,315,000
273.1.2.3.1.00.	GOBIERNO CENTRAL	1,315,000
273.1.2.3.1.16.	Ministerio de Economía y Finanzas	1,315,000
273.2.0.0.0.00.	INGRESOS DE CAPITAL	239,400
273.2.4.0.0.00.	SALDO EN CAJA Y BANCO	239,400
273.2.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	239,400
273.2.4.1.3.00.	EMPRESAS PÚBLICAS	239,400
273.2.4.1.3.01.	Saldo de Capital	239,400

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	1,315,000
Total del Presupuesto de Funcionamiento	**1,315,000**
Inversión	
Construcción y Mantenimiento	239,400
Total del Presupuesto de Inversión	**239,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,554,400**

CAPÍTULO VIII
2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO

ARTÍCULO 200. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2025:



Ingresos Totales	20,597,335
Menos: Aumento de Reservas	
Ingresos Disponibles	20,597,335
Gastos	20,597,335

ARTÍCULO 201. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

279.0.0.0.0.00.	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A.	20,597,335
279.1.0.0.0.00.	INGRESOS CORRIENTES	10,597,335
279.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,597,335
279.1.2.1.0.00.	RENTA DE ACTIVOS	1,800,975
279.1.2.1.1.00.	ARRENDAMIENTOS	1,800,975
279.1.2.1.1.01.	Edificios y Locales	1,800,975
279.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,796,360
279.1.2.3.1.00.	GOBIERNO CENTRAL	8,796,360
279.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	8,796,360
279.2.0.0.0.00.	INGRESOS DE CAPITAL	10,000,000
279.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10,000,000
279.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10,000,000
279.2.3.2.1.00.	GOBIERNO CENTRAL	10,000,000
279.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	10,000,000

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,670,374
Operación de la Cadena de Frío	5,926,961
Total del Presupuesto de Funcionamiento	**10,597,335**
Inversión	
Mejoras de Instalaciones y Equipamientos	7,000,000
Constr. y Rehab. de Mercados Nacionales	3,000,000
Total del Presupuesto de Inversión	**10,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,597,335**

CAPÍTULO XIX
2.80 EMPRESA METRO DE PANAMÁ, S.A.

ARTÍCULO 203. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2025:

Ingresos Totales	272,403,200
Menos: Aumento de Reservas	
Ingresos Disponibles	272,403,200
Gastos	272,403,200

ARTÍCULO 204. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



280.0.0.0.0.00.	EMPRESA METRO DE PANAMÁ, S.A.	272,403,200
280.1.0.0.0.00.	INGRESOS CORRIENTES	70,203,200
280.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	70,203,200
280.1.2.1.0.00.	RENTA DE ACTIVOS	65,601,100
280.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	65,601,100
280.1.2.1.4.19.	Medios de Comunicación	65,601,100
280.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	4,602,100
280.1.2.6.1.00.	INGRESOS VARIOS	4,602,100
280.1.2.6.1.01.	Multas, Recargos e Intereses	10,000
280.1.2.6.1.99.	Otros Ingresos Varios	4,592,100
280.2.0.0.0.00.	INGRESOS DE CAPITAL	202,200,000
280.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	202,200,000
280.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	202,200,000
280.2.3.2.1.00.	GOBIERNO CENTRAL	202,200,000
280.2.3.2.1.09.	Ministerio de Obras Públicas	202,200,000

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2025, cuya estructura y y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración Central	70,203,200
Total del Presupuesto de Funcionamiento	**70,203,200**
Inversión	
Explotación, Expansión y Equipamiento	202,200,000
Total del Presupuesto de Inversión	**202,200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**272,403,200**

CAPÍTULO X
2.81 TRANSPORTE MASIVO DE PANAMÁ, S.A

ARTÍCULO 206. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de TRANSPORTE MASIVO DE PANAMÁ, S.A para la vigencia fiscal de 2025:

Ingresos Totales	131,085,800
Menos: Aumento de Reservas	
Ingresos Disponibles	131,085,800
Gastos	131,085,800

ARTÍCULO 207. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

281.0.0.0.0.00.	TRANSPORTE MASIVO DE PANAMÁ, S.A.	131,085,800
281.1.0.0.0.00.	INGRESOS CORRIENTES	131,085,800
281.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	131,085,800
281.1.2.1.0.00.	RENTA DE ACTIVOS	53,585,800
281.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	53,585,800
281.1.2.1.4.22.	Transporte Masivo de Panamá	53,585,800
281.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	76,000,000



281.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	76,000,000
281.1.2.3.2.03.	Autoridad del Tránsito y Transporte Terrestre (ATTT)	76,000,000
281.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,500,000
281.1.2.6.1.00.	INGRESOS VARIOS	1,500,000
281.1.2.6.1.99.	Otros Ingresos Varios	1,500,000

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de TRANSPORTE MASIVO DE PANAMÁ, S.A para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,884,038
Operación	110,701,762
Total del Presupuesto de Funcionamiento	**125,585,800**
Inversión	
Mej. Cap. del Tran. P. Cd. de Pmá y SM.	5,500,000
Total del Presupuesto de Inversión	**5,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**131,085,800**

CAPÍTULO XI
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 209. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2025:

Ingresos Totales	221,954,418
Menos: Aumento de Reservas	
Ingresos Disponibles	221,954,418
Gastos	221,954,418

ARTÍCULO 210. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	221,954,418
282.1.0.0.0.00.	INGRESOS CORRIENTES	221,954,418
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	221,954,418
282.1.2.1.0.00.	RENTA DE ACTIVOS	213,188,079
282.1.2.1.5.00.	INGRESOS ESPECTÁCULOS DE SUERTE Y AZAR	213,188,079
282.1.2.1.5.01.	Emisiones de Billetes de Lotería	45,583,450
282.1.2.1.5.04.	Premios Devueltos y Caducados	167,604,629
282.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	8,766,339
282.1.2.6.1.00.	INGRESOS VARIOS	8,766,339
282.1.2.6.1.99.	Otros Ingresos Varios	8,766,339

ARTÍCULO 211. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,553,769



Administración de Billetes	90,244,034
Transferencias	101,869,798
Total del Presupuesto de Funcionamiento	**218,667,601**
Inversión	
Infraestructura	1,326,817
Equipamiento	1,960,000
Total del Presupuesto de Inversión	**3,286,817**
TOTAL DEL PRESUPUESTO DE GASTOS	**221,954,418**


CAPÍTULO XII
2.95 AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE


ARTÍCULO 212. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE para la vigencia fiscal de 2025:

Ingresos Totales	1,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,500,000
Gastos	1,500,000

ARTÍCULO 213. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

295.0.0.0.0.00.	AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE	1,500,000
295.1.0.0.0.00.	INGRESOS CORRIENTES	1,500,000
295.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,500,000
295.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,500,000
295.1.2.3.1.00.	GOBIERNO CENTRAL	1,500,000
295.1.2.3.1.08.	Ministerio de Comercio e Industrias	1,500,000

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA DEL ÁREA ECONÓMICA ESPECIAL DE AGUADULCE para la vigencia fiscal de 2025, es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Administración General	1,500,000
Total del Presupuesto de Funcionamiento	**1,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,500,000**


CAPÍTULO XIII
2.96 ZONA LIBRE DE COLÓN


ARTÍCULO 215. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2025:

Ingresos Totales	65,089,130
Menos: Aumento de Reservas	
Ingresos Disponibles	65,089,130
Gastos	65,089,130



ARTÍCULO 216. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	65,089,130
296.1.0.0.0.00.	INGRESOS CORRIENTES	65,089,130
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	64,789,130
296.1.2.1.0.00.	RENTA DE ACTIVOS	50,889,130
296.1.2.1.1.00.	ARRENDAMIENTOS	31,633,130
296.1.2.1.1.01.	Edificios y Locales	800,000
296.1.2.1.1.02.	De Lotes y Tierras	30,833,130
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	12,210,000
296.1.2.1.3.10.	Impresos y Formularios	12,210,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	7,046,000
296.1.2.1.4.02.	Aseo y Recolección de Basura	1,000,000
296.1.2.1.4.24.	Servicio de Almacenaje	6,046,000
296.1.2.4.0.00.	TASAS Y DERECHOS	13,795,000
296.1.2.4.2.00.	TASAS	13,795,000
296.1.2.4.2.20.	Expedición de Documento	3,000,000
296.1.2.4.2.21.	Refrendo de Documentos	195,000
296.1.2.4.2.23.	Expedición de Carnets	800,000
296.1.2.4.2.82.	Tasa de Seguridad y Vigilancia	3,500,000
296.1.2.4.2.99.	Otras Tasas	6,300,000
296.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	105,000
296.1.2.6.1.00.	INGRESOS VARIOS	105,000
296.1.2.6.1.01.	Multas, Recargos e Intereses	100,000
296.1.2.6.1.99.	Otros Ingresos Varios	5,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	300,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	300,000
296.1.3.2.1.00.	GOBIERNO CENTRAL	300,000
		300,000

ARTÍCULO 217. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,534,958
Comercialización y Desarrollo	6,279,025
Transferencias Varias	30,275,147
Total del Presupuesto de Funcionamiento	**54,089,130**
Inversión	
Inversiones Estratégicas de Zona Libre	11,000,000
Total del Presupuesto de Inversión	**11,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,089,130**


CAPÍTULO XIV
2.97 AGENCIA PANAMÁ - PACÍFICO


ARTÍCULO 218. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2025:



Ingresos Totales	6,564,860
Menos: Aumento de Reservas	
Ingresos Disponibles	6,564,860
Gastos	6,564,860

ARTÍCULO 219. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA PANAMÁ-PACÍFICO	6,564,860
297.1.0.0.0.00.	INGRESOS CORRIENTES	6,387,951
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,387,951
297.1.2.1.0.00.	RENTA DE ACTIVOS	3,819,081
297.1.2.1.1.00.	ARRENDAMIENTOS	3,819,081
297.1.2.1.1.01.	Edificios y Locales	3,737,615
297.1.2.1.1.02.	De Lotes y Tierras	81,466
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	200,000
297.1.2.3.1.00.	GOBIERNO CENTRAL	200,000
297.1.2.3.1.08.	Ministerio de Comercio e Industrias	200,000
297.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	2,368,870
297.1.2.6.1.00.	INGRESOS VARIOS	2,368,870
297.1.2.6.1.99.	Otros Ingresos Varios	2,368,870
297.2.0.0.0.00.	INGRESOS DE CAPITAL	176,909
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	176,909
297.2.1.1.0.00.	VENTAS DE ACTIVOS	176,909
297.2.1.1.1.00.	VENTAS DE BIENES INMUEBLES	176,909
297.2.1.1.1.01.	Terrenos	176,909

ARTÍCULO 220. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,798,340
Desarrollo del Área Panamá - Pacífico	2,038,158
Total del Presupuesto de Funcionamiento	**4,836,498**
Inversión	
Desarrollo de Infraestructura	1,728,362
Total del Presupuesto de Inversión	**1,728,362**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,564,860**

CAPÍTULO XV
2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 221. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2025:

Ingresos Totales	64,684,657
Menos: Aumento de Reservas	
Ingresos Disponibles	64,684,657
Gastos	64,684,657



ARTÍCULO 222. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

298.0.0.0.0.00.	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	64,684,657
298.1.0.0.0.00.	INGRESOS CORRIENTES	51,914,547
298.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	51,914,547
298.1.2.1.0.00.	RENTA DE ACTIVOS	37,353,572
298.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	37,353,572
298.1.2.1.4.02.	Aseo y Recolección de Basura	37,353,572
298.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	13,560,975
298.1.2.3.1.00.	GOBIERNO CENTRAL	13,560,975
298.1.2.3.1.12.	Ministerio de Salud	13,560,975
298.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,000,000
298.1.2.6.1.00.	INGRESOS VARIOS	1,000,000
298.1.2.6.1.99.	Otros Ingresos Varios	1,000,000
298.2.0.0.0.00.	INGRESOS DE CAPITAL	12,770,110
298.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,770,110
298.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,770,110
298.2.3.2.1.00.	GOBIERNO CENTRAL	12,770,110
298.2.3.2.1.12.	Ministerio de Salud	12,770,110

ARTÍCULO 223. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,541,748
Operación y Disposic. Res. Sólido	39,372,799
Total del Presupuesto de Funcionamiento	**51,914,547**
Inversión	
Obras Sanitarias y Equipamiento	12,770,110
Total del Presupuesto de Inversión	**12,770,110**
TOTAL DEL PRESUPUESTO DE GASTOS	**64,684,657**



TÍTULO V
PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 224. Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2025, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	72,416,632	105,029,072	177,445,704	92,003,765	85,441,939	177,445,704
SUPERINTENDENCIA DE BANCOS	24,942,000	933,700	25,875,700	24,682,922	1,192,778	25,875,700
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	10,281,229	0	10,281,229	8,936,229	1,345,000	10,281,229
BANCO DE DESARROLLO AGROPECUARIO	10,353,256	88,978,686	99,331,942	31,589,367	67,742,575	99,331,942
BANCO HIPOTECARIO NACIONAL	12,420,890	4,750,000	17,170,890	12,420,890	4,750,000	17,170,890
SUPERINTENDENCIA DEL MERCADO DE VALORES	7,962,000	0	7,962,000	7,917,400	44,600	7,962,000
INSTITUTO DE SEGURO AGROPECUARIO	6,457,257	10,366,686	16,823,943	6,456,957	10,366,986	16,823,943

ARTÍCULO 225. Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	85,920,447	6,083,318	0	0	0	92,003,765
SUPERINTENDENCIA DE BANCOS	23,905,022	777,900	0	0	0	24,682,922
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	8,370,901	565,328	0	0	0	8,936,229
BANCO DE DESARROLLO AGROPECUARIO	27,799,847	3,789,520	0	0	0	31,589,367
BANCO HIPOTECARIO NACIONAL	11,679,390	741,500	0	0	0	12,420,890
SUPERINTENDENCIA DEL MERCADO DE VALORES	7,708,330	209,070	0	0	0	7,917,400
INSTITUTO DE SEGURO AGROPECUARIO	6,456,957	0	0	0	0	6,456,957



ARTÍCULO 226. Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financiero para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**85,441,639**	**300**	**0**	**0**	**85,441,939**
SUPERINTENDENCIA DE BANCOS	1,192,778	0	0	0	1,192,778
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	1,345,000	0	0	0	1,345,000
BANCO DE DESARROLLO AGROPECUARIO	67,742,575	0	0	0	67,742,575
BANCO HIPOTECARIO NACIONAL	4,750,000	0	0	0	4,750,000
SUPERINTENDENCIA DEL MERCADO DE VALORES	44,600	0	0	0	44,600
INSTITUTO DE SEGURO AGROPECUARIO	10,366,686	300	0	0	10,366,986

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 227. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2025:

Ingresos Totales	25,875,700
Menos: Aumento de Reservas	
Ingresos Disponibles	25,875,700
Gastos	25,875,700

ARTÍCULO 228. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	25,875,700
310.1.0.0.0.00.	INGRESOS CORRIENTES	24,942,000
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,395,220
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,301,100
310.1.2.3.1.00.	GOBIERNO CENTRAL	101,100
310.1.2.3.1.16.	Ministerio de Economía y Finanzas	101,100
310.1.2.3.7.00.	SECTOR PRIVADO	2,200,000
310.1.2.3.7.02.	F.E.C.I.	2,200,000
310.1.2.4.0.00.	TASAS Y DERECHOS	21,661,620
310.1.2.4.2.00.	TASAS	21,661,620
310.1.2.4.2.15.	Inspecciones y Avalúos Catastral	16,822,845
310.1.2.4.2.37.	Tasa Anual Fideicomiso	1,123,200
310.1.2.4.2.50.	Tasa de Regulación Bancaria	3,670,575
310.1.2.4.2.60.	Claves de Operación	15,000
310.1.2.4.2.63.	Tasa Registro Única	30,000
310.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	432,500



310.1.2.6.1.00.	INGRESOS VARIOS	432,500
310.1.2.6.1.01.	Multas, Recargos e Intereses	342,500
310.1.2.6.1.99.	Otros Ingresos Varios	90,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	356,780
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	356,780
310.1.3.1.4.00.	INTERMEDIARIOS FINANCIEROS	356,780
310.1.3.1.4.01.	De Intermediarios Financieros	356,780
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	190,000
310.1.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	190,000
310.1.4.1.4.00.	INTERMEDIARIOS FINANCIEROS	190,000
310.1.4.1.4.01.	Saldo Corriente	190,000
310.2.0.0.0.00.	INGRESOS DE CAPITAL	933,700
310.2.4.0.0.00.	SALDO EN CAJA Y BANCO	933,700
310.2.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	933,700
310.2.4.1.4.00.	INTERMEDIARIOS FINANCIEROS	933,700
310.2.4.1.4.01.	Saldo de Capital	933,700

ARTÍCULO 229. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	22,295,623
Desarrollo y Regulación Bancaria	2,387,299
Total del Presupuesto de Funcionamiento	**24,682,922**
Inversión	
Equipamiento	1,192,778
Total del Presupuesto de Inversión	**1,192,778**
TOTAL DEL PRESUPUESTO DE GASTOS	**25,875,700**

CAPÍTULO III
3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 230. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia de 2025:

Ingresos	10,281,229
Menos: Aumento de Reservas	
Ingresos Disponibles	10,281,229
Gastos	10,281,229

ARTÍCULO 231. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

311.0.0.0.0.00.	SEGUROS	10,281,229
311.1.0.0.0.00.	INGRESOS CORRIENTES	10,281,229
311.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,281,229
311.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,030,067
311.1.2.3.1.00.	GOBIERNO CENTRAL	8,030,067
311.1.2.3.1.16.	Ministerio de Economía y Finanzas	8,030,067
311.1.2.4.0.00.	TASAS Y DERECHOS	1,762,278
311.1.2.4.2.00.	TASAS	1,762,278



311.1.2.4.2.66.	Tasa de Regulación de Seguros y Reaseguros	1,762,278
311.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	488,884
311.1.2.6.1.00.	INGRESOS VARIOS	488,884
311.1.2.6.1.01.	Multas, Recargos e Intereses	87,072
311.1.2.6.1.99.	Otros Ingresos Varios	401,812

ARTÍCULO 232. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,992,500
Prot. y Fomento de Seguros y Reaseguros	2,943,729
Total del Presupuesto de Funcionamiento	**8,936,229**
Inversión	
Equipamiento de Tecnología	800,000
Equipamiento	545,000
Total del Presupuesto de Inversión	**1,345,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,281,229**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 233. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2025:

Ingresos	99,331,942
Menos: Aumento de Reservas	
Ingresos Disponibles	99,331,942
Gastos	99,331,942

ARTÍCULO 234. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	99,331,942
315.1.0.0.0.00.	INGRESOS CORRIENTES	10,353,256
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	853,256
315.1.2.1.0.00.	RENTA DE ACTIVOS	2,006
315.1.2.1.1.00.	ARRENDAMIENTOS	2,006
315.1.2.1.1.01.	Edificios y Locales	2,006
315.1.2.4.0.00.	TASAS Y DERECHOS	851,250
315.1.2.4.2.00.	TASAS	851,250
315.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	851,250
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	9,500,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	9,500,000
315.1.3.1.7.00.	SECTOR PRIVADO	9,500,000
315.1.3.1.7.01.	De Sector Privado	9,500,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	88,978,686
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	37,145,252
315.2.1.1.0.00.	VENTAS DE ACTIVOS	900,000
315.2.1.1.1.00.	VENTAS DE BIENES INMUEBLES	900,000
315.2.1.1.1.03.	Otras Instalaciones	900,000



315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	36,245,252
315.2.1.3.7.00.	SECTOR PRIVADO	36,245,252
315.2.1.3.7.01.	Préstamos Agropecuarios	36,045,252
315.2.1.3.7.06.	Fondo Especial de Créditos de Contingencias	200,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	51,833,434
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	51,833,434
315.2.3.2.1.00.	GOBIERNO CENTRAL	51,833,434
315.2.3.2.1.10.	Ministerio de Desarrollo Agropecuario	51,833,434

ARTÍCULO 235. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,415,947
Servicio de Crédito Agropecuario	13,173,420
Total del Presupuesto de Funcionamiento	**31,589,367**
Inversión	
Crédito Agropecuario	63,924,075
Equipamiento	3,358,500
Rehabilitación de Sucursales	260,000
Prog.Espec.Crédito Contingente	200,000
Total del Presupuesto de Inversión	**67,742,575**
TOTAL DEL PRESUPUESTO DE GASTOS	**99,331,942**

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 236. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2025:

Ingresos Totales	17,170,890
Menos: Aumento de Reservas	
Ingresos Disponibles	17,170,890
Gastos	17,170,890

ARTÍCULO 237. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	17,170,890
330.1.0.0.0.00.	INGRESOS CORRIENTES	12,420,890
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,627,090
330.1.2.1.0.00.	RENTA DE ACTIVOS	132,000
330.1.2.1.1.00.	ARRENDAMIENTOS	132,000
330.1.2.1.1.01.	Edificios y Locales	132,000
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,432,090
330.1.2.3.1.00.	GOBIERNO CENTRAL	3,432,090
330.1.2.3.1.14.	Ministerio de Vivienda y Ordenamiento Territorial	3,432,090
330.1.2.4.0.00.	TASAS Y DERECHOS	243,000
330.1.2.4.2.00.	TASAS	243,000
330.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	243,000
330.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	820,000



330.1.2.6.1.00.	INGRESOS VARIOS	820,000
330.1.2.6.1.11.	Reintegros	420,000
330.1.2.6.1.99.	Otros Ingresos Varios	400,000
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,793,800
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,793,800
330.1.3.1.0.17.	A Sector Privado	7,793,800
330.2.0.0.0.00.	INGRESOS DE CAPITAL	4,750,000
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	4,350,000
330.2.1.1.0.00.	VENTAS DE ACTIVOS	1,350,000
330.2.1.1.1.00.	VENTAS DE BIENES INMUEBLES	1,350,000
330.2.1.1.1.01.	Terrenos	1,350,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	3,000,000
330.2.1.3.7.00.	SECTOR PRIVADO	3,000,000
330.2.1.3.7.03.	Préstamos Hipotecarios	3,000,000
330.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	400,000
330.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	400,000
330.2.3.2.1.00.	GOBIERNO CENTRAL	400,000
330.2.3.2.1.14.	Ministerio de Vivienda y Ordenamiento Territorial	400,000

ARTÍCULO 238. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,588,149
Operaciones de Créditos	4,819,641
Transferencias Varias	13,100
Total del Presupuesto de Funcionamiento	**12,420,890**
Inversión	
Inversiones Propias del B.H.N.	4,400,000
Equipamiento	350,000
Total del Presupuesto de Inversión	**4,750,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,170,890**

CAPÍTULO VI
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 239. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2025:

Ingresos Totales	7,962,000
Menos: Aumento de Reservas	
Ingresos Disponibles	7,962,000
Gastos	7,962,000

ARTÍCULO 240. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	SUPERINTENDENCIA DEL MERCADO DE VALORES	7,962,000
365.1.0.0.0.00.	INGRESOS CORRIENTES	7,962,000
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,962,000
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,080
365.1.2.3.1.00.	GOBIERNO CENTRAL	25,080



365.1.2.3.1.16.	Ministerio de Economía y Finanzas	25,080
365.1.2.4.0.00.	TASAS Y DERECHOS	7,670,435
365.1.2.4.2.00.	TASAS	7,670,435
365.1.2.4.2.60.	Claves de Operación	7,670,435
365.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	266,485
365.1.2.6.1.00.	INGRESOS VARIOS	266,485
365.1.2.6.1.01.	Multas, Recargos e Intereses	124,880
365.1.2.6.1.99.	Otros Ingresos Varios	141,605

ARTÍCULO 241. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2025, cuya asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,959,258
Regulación del Mercado de Valores	2,958,142
Total del Presupuesto de Funcionamiento	**7,917,400**
Inversión	
Fortalecimiento en Capacit. y Tecnología	44,600
Total del Presupuesto de Inversión	**44,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,962,000**

CAPÍTULO VII
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 242. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2025:

Ingresos Totales	16,823,943
Menos: Aumento de Reservas	
Ingresos Disponibles	16,823,943
Gastos	16,823,943

ARTÍCULO 243. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	16,823,943
390.1.0.0.0.00.	INGRESOS CORRIENTES	6,457,257
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,457,257
390.1.2.1.0.00.	RENTA DE ACTIVOS	3,942,852
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,942,852
390.1.2.1.4.10.	Prima de Seguros	3,942,852
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,500,000
390.1.2.3.1.00.	GOBIERNO CENTRAL	2,500,000
390.1.2.3.1.10.	Ministerio de Desarrollo Agropecuario	2,500,000
390.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	14,405
390.1.2.6.1.00.	INGRESOS VARIOS	14,405
390.1.2.6.1.99.	Otros Ingresos Varios	14,405
390.2.0.0.0.00.	INGRESOS DE CAPITAL	10,366,686
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10,366,686
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10,366,686
390.2.3.2.1.00.	GOBIERNO CENTRAL	10,366,686



390.2.3.2.1.10. Ministerio de Desarrollo Agropecuario   10,366,686

ARTÍCULO 244. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,332,953
Seguro Agropecuario	3,124,304
Total del Presupuesto de Funcionamiento	**6,457,257**
Inversión	
Garantía para Actividad Agropecuaria	10,366,686
Total del Presupuesto de Inversión	**10,366,686**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,823,943**





TÍTULO VI
PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

ARTÍCULO 245. Se aprueban los presupuesto de las Entidades del Sector Público Financiero para la vigencia fiscal de 2025, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
T O T A L	1,168,199,769	1,555,639,356	2,723,839,125	1,011,745,603	1,712,093,522	2,723,839,125
BANCO NACIONAL DE PANAMÁ	701,126,900	1,019,394,000	1,720,520,900	623,394,900	1,097,126,000	1,720,520,900
CAJA DE AHORROS	467,072,869	536,245,356	1,003,318,225	388,350,703	614,967,522	1,003,318,225

ARTÍCULO 246. Se aprueban los gastos corrientes del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
T O T A L	798,729,850	172,665,753	0	0	40,350,000	1,011,745,603
BANCO NACIONAL DE PANAMÁ	472,729,900	150,665,000	0	0	0	623,394,900
CAJA DE AHORROS	325,999,950	22,000,753	0	0	40,350,000	388,350,703

ARTÍCULO 247. Se aprueban los gastos de capital del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	1,530,130,237	2,495,160	0	179,468,125	1,712,093,522
BANCO NACIONAL DE PANAMÁ	1,095,259,700	1,866,300	0	0	1,097,126,000
CAJA DE AHORROS	434,870,537	628,860	0	179,468,125	614,967,522



CAPÍTULO II
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 248. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2025:

Ingresos Totales	1,720,520,900
Menos: Aumento de Reservas	
Ingresos Disponibles	1,720,520,900
Gastos	1,720,520,900

ARTÍCULO 249. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,720,520,900
345.1.0.0.0.00.	INGRESOS CORRIENTES	701,126,900
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	17,533,600
345.1.2.1.0.00.	RENTA DE ACTIVOS	915,200
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	915,200
345.1.2.1.3.99.	Venta de Otros Bienes	915,200
345.1.2.4.0.00.	TASAS Y DERECHOS	16,618,400
345.1.2.4.2.00.	TASAS	16,618,400
345.1.2.4.2.34.	Servicios Administrativos de Cobros y Préstamos	16,618,400
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	683,593,300
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	642,986,700
345.1.3.1.1.00.	GOBIERNO CENTRAL	15,665,200
345.1.3.1.1.01.	De Gobierno Central	15,665,200
345.1.3.1.2.00.	INSTITUCIONES DESCENTRALIZADAS	10,856,400
345.1.3.1.2.01.	De Instituciones Descentralizadas	10,856,400
345.1.3.1.3.00.	EMPRESAS PÚBLICAS	4,608,000
345.1.3.1.3.01.	De Empresas Públicas	4,608,000
345.1.3.1.6.00.	MUNICIPIOS	1,536,000
345.1.3.1.6.01.	De Municipios	1,536,000
345.1.3.1.7.00.	SECTOR PRIVADO	356,315,500
345.1.3.1.7.01.	De Sector Privado	356,315,500
345.1.3.1.8.00.	OTROS	254,005,600
345.1.3.1.8.99.	Otros Intereses y Comisiones	254,005,600
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	40,606,600
345.1.3.2.0.27.	Sector Privado	40,606,600
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,019,394,000
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,019,394,000
345.2.1.1.0.00.	VENTAS DE ACTIVOS	901,000
345.2.1.1.2.00.	VENTAS DE BIENES MUEBLES	901,000
345.2.1.1.2.99.	Otros Bienes Muebles	901,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,018,493,000
345.2.1.3.1.00.	GOBIERNO CENTRAL	117,743,600
345.2.1.3.1.01.	De Gobierno Central	117,743,600
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	46,117,600
345.2.1.3.2.10.	Caja de Seguro Social (CSS)	46,117,600
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	14,083,400
345.2.1.3.3.80.	Empresa Metro de Panamá. S.A.	14,083,400
345.2.1.3.6.00.	MUNICIPIOS	1,596,000
345.2.1.3.6.76.	Municipio de Panamá	1,596,000
345.2.1.3.7.00.	SECTOR PRIVADO	838,952,400



345.2.1.3.7.04. Préstamos Varios	838,952,400

ARTÍCULO 250. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2025, cuya estructura y y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Servicios Bancarios	483,693,400
Transferencias Varias	141,567,800
Total del Presupuesto de Funcionamiento	**625,261,200**
Inversión	
Crédito Comercial	693,395,100
Obras y Construcciones	23.485,000
Crédito Agropecuario	221,025,900
Crédito para Vivienda	130,132,800
Equipamiento de Sucursales	27,220,900
Total del Presupuesto de Inversión	**1,095,259,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,720,520,900**

CAPÍTULO III
3.60 CAJA DE AHORROS

ARTÍCULO 251. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2025:

Ingresos Totales	1,003,318,225
Menos: Aumento de Reservas	
Ingresos Disponibles	1,003,318,225
Gastos	1,003,318,225

ARTÍCULO 252. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	1,003,318,225
360.1.0.0.0.00.	INGRESOS CORRIENTES	467,072,869
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	450,564,796
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	450,564,796
360.1.3.1.0.17.	A Sector Privado	450,564,796
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	16,508,073
360.1.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	16,508,073
360.1.4.1.4.00.	INTERMEDIARIOS FINANCIEROS	16,508,073
360.1.4.1.4.01.	Saldo Corriente	16,508,073
360.2.0.0.0.00.	INGRESOS DE CAPITAL	536,245,356
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	513,062,300
360.2.1.1.0.00.	VENTAS DE ACTIVOS	240,000
360.2.1.1.1.00.	VENTAS DE BIENES INMUEBLES	240,000
360.2.1.1.1.02.	Edificios	240,000
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	445,282,300
360.2.1.3.7.00.	SECTOR PRIVADO	445,282,300



360.2.1.3.7.04.	Préstamos Varios	445,282,300
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	67,540,000
360.2.1.4.4.00.	INTERMEDIARIOS FINANCIEROS	67,540,000
360.2.1.4.4.99.	Otras Recuperaciones de Colocaciones	67,540,000
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	23,183,056
360.2.4.1.0.00.	DISPONIBLE EN CAJA Y BANCO	23,183,056
360.2.4.1.4.00.	INTERMEDIARIOS FINANCIEROS	23,183,056
360.2.4.1.4.01.	Saldo de Capital	23,183,056

ARTÍCULO 253. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Servicios Bancarios	326,628,810
Transferencias Varias	22,000,753
Operaciones Financieras	219,818,125
Total del Presupuesto de Funcionamiento	**568,447,688**
Inversión	
Hipotecarios y Construcción	140,423,675
Adquisición Inmuebles y Equipo	8,948,537
Otros Préstamos	252,496,000
Fortalecimiento Tecnológico	25,750,000
Equipamiento de la Sede y Sucursales	7,252,325
Total del Presupuesto de Inversión	**434,870,537**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,003,318,225**



TÍTULO VII
PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

ARTÍCULO 254. Se aprueban los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2025, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

	INGRESOS			GASTOS		
INSTITUCIONES	**CORRIENTES**	**DE CAPITAL**	**TOTAL**	**CORRIENTES**	**DE CAPITAL**	**TOTAL**
TOTAL	453,417,200	165,062,311	618,479,511	379,188,602	239,290,909	618,479,511
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	325,923,694	0	325,923,694	254,991,680	70,932,014	325,923,694
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,882,443	0	2,882,443	2,882,404	39	2,882,443
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	124,611,063	165,062,311	289,673,374	121,314,518	168,358,856	289,673,374

ARTÍCULO 255. Se aprueban los gastos corrientes de los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	**OPERACIÓN**	**TRANSF. CORRIENTES**	**APORTE AL FISCO**	**SUBSIDIOS**	**INTERESES DE LA DEUDA**	**TOTAL**
TOTAL	190,931,875	66,431,727	0	0	121,825,000	379,188,602
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	133,586,803	32,579,877	0	0	88,825,000	254,991,680
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,801,204	81,200	0	0	0	2,882,404
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	54,543,868	33,770,650	0	0	33,000,000	121,314,518

ARTÍCULO 256. Se aprueban los gastos capital de los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2025, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
INSTITUCIONES	**INVERSIONES**	**OTROS GASTOS DE CAPITAL**	**TRANSFERENCIAS DE CAPITAL**	**AMORTIZACIÓN DE LA DEUDA**	**TOTAL**
TOTAL	236,824,576	2,466,333	0	0	239,290,909
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	69,178,360	1,753,654	0	0	70,932,014
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	39	0	0	39
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	167,646,216	712,640	0	0	168,358,856



CAPÍTULO II
2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 257. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A para la vigencia fiscal de 2025:

Ingresos Totales	325,923,694
Menos: Aumento de Reservas	
Ingresos Disponibles	325,923,694
Gastos	325,923,694

ARTÍCULO 258. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	325,923,694
202.1.0.0.0.00.	INGRESOS CORRIENTES	325,923,694
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	325,923,694
202.1.2.1.0.00.	RENTA DE ACTIVOS	164,623,322
202.1.2.1.1.00.	ARRENDAMIENTOS	108,100,000
202.1.2.1.1.01.	Edificios y Locales	108,100,000
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	23,531,276
202.1.2.1.3.04.	Productos Pecuarios	4,223,670
202.1.2.1.3.07.	Agua	21,658
202.1.2.1.3.11.	Combustible	19,285,948
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	32,992,046
202.1.2.1.4.03.	Servicios Telefónicos y Cablegráficos	1,500
202.1.2.1.4.08.	Servicio de Aterrizaje	17,706,089
202.1.2.1.4.09.	Estacionamiento de Aviones	4,907,474
202.1.2.1.4.16.	Servicios de Nave a Tierra y Puente	9,122,744
202.1.2.1.4.17.	Movilización de Carga (Proy. Arenero)	1,254,239
202.1.2.4.0.00.	TASAS Y DERECHOS	158,694,535
202.1.2.4.1.00.	DERECHOS	106,471,746
202.1.2.4.1.17.	Uso de Aeropuertos	88,151,626
202.1.2.4.1.34.	Estacionamiento Público y Estacionometro	2,775,828
202.1.2.4.1.45.	Concesiones Varias	15,544,292
202.1.2.4.2.00.	TASAS	52,222,789
202.1.2.4.2.24.	Tasa de Servicio Aeroportuario (25%)	15,578,191
202.1.2.4.2.27.	Tasa de Desarrollo Aeroportuario	32,581,896
202.1.2.4.2.90.	Tasa RTID	1,698,789
202.1.2.4.2.91.	TASA MANEJO EQUIPAJE	2,363,913
202.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	2,605,837
202.1.2.6.1.00.	INGRESOS VARIOS	2,605,837
202.1.2.6.1.01.	Multas, Recargos e Intereses	856,109
202.1.2.6.1.99.	Otros Ingresos Varios	1,749,728

ARTÍCULO 259. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	162,847,399
Operaciones Aeroportuarias	93,897,935
Total del Presupuesto de Funcionamiento	**256,745,334**
Inversión	
Ampliación y Remodelación	37,178,360
Plan de Expansión	32,000,000



Total del Presupuesto de Inversión	69,178,360
TOTAL DEL PRESUPUESTO DE GASTOS	325,923,694

CAPÍTULO III
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 260. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2025:

Ingresos Totales	2,882,443
Menos: Aumento de Reservas	
Ingresos Disponibles	2,882,443
Gastos	2,882,443

ARTÍCULO 261. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

275.0.0.0.0.00.	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,882,443
275.1.0.0.0.00.	INGRESOS CORRIENTES	2,882,443
275.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,497,044
275.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	1,497,044
275.1.2.6.1.00.	INGRESOS VARIOS	1,497,044
275.1.2.6.1.99.	Otros Ingresos Varios	1,497,044
275.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,385,399
275.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,385,399
275.1.4.2.0.01.	Saldo libre en banco	1,385,399

ARTÍCULO 262. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,882,443
Total del Presupuesto de Funcionamiento	**2,882,443**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,882,443**

CAPÍTULO IV
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 263. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2025:

Ingresos Totales	289,673,374
Menos: Aumento de Reservas	
Ingresos Disponibles	289,673,374
Gastos	289,673,374

ARTÍCULO 264. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	289,673,374
278.1.0.0.0.00.	INGRESOS CORRIENTES	124,611,063



278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	124,611,063
278.1.2.4.0.00.	TASAS Y DERECHOS	113,549,318
278.1.2.4.2.00.	TASAS	113,549,318
278.1.2.4.2.65.	Peaje por Transmisión de Energía	113,549,318
278.1.2.6.0.00.	INGRESOS POR FUENTES VARIAS	11,061,745
278.1.2.6.1.00.	INGRESOS VARIOS	11,061,745
278.1.2.6.1.99.	Otros Ingresos Varios	11,061,745
278.2.0.0.0.00.	INGRESOS DE CAPITAL	165,062,311
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	165,062,311
278.2.2.2.0.00.	CRÉDITO EXTERNO	165,062,311
278.2.2.2.5.00.	BONOS EXTERNOS	165,062,311
278.2.2.2.5.20.	Bonos Externos ETESA	165,062,311

ARTÍCULO 265. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2025, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	90,098,196
Operación Integrada	31,928,962
Total del Presupuesto de Funcionamiento	**122,027,158**
Inversión	
Transmisión	147,220,252
Fortalec. de Otras Inv. de Etesa	20,425,964
Total del Presupuesto de Inversión	**167,646,216**
TOTAL DEL PRESUPUESTO DE GASTOS	**289,673,374**



TÍTULO VIII
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
DISPOSICIONES GENERALES

ARTÍCULO 266. <u>Objeto</u>. Esta Ley tiene por objeto establecer un conjunto de disposiciones que regirán la administración general presupuestaria de forma integrada, eficiente e intersistémica, en un contexto de sostenibilidad y responsabilidad fiscal, para garantizar la calidad, efectividad y transparencia de las acciones gubernamentales financiadas por el Presupuesto General del Estado.

ARTÍCULO 267. <u>Ámbito</u>. La presente Ley se aplicará para el manejo del Presupuesto General del Estado y será de obligatorio cumplimiento para las instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros.

En los municipios y juntas comunales, estas normas se aplicarán supletoriamente. De igual forma, en las sociedades anónimas en las que el Estado posea el 51 % o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen, siempre que no sean contrarios a la composición jurídica de las sociedades anónimas.

A las personas jurídicas que, al amparo de documento legal idóneo, administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

ARTÍCULO 268. <u>Definiciones</u>. Para efectos de la aplicación de la presente Ley, se definen los siguientes conceptos:

1. *Actividad económica del Estado*. Es la provisión de bienes y servicios públicos por parte de las instituciones públicas financiadas por el Presupuesto General del Estado o por parte de empresas públicas y otras formas de organización que administran recursos públicos en el marco de los principios de sostenibilidad y responsabilidad fiscal.

2. *Administración Financiera del Sector Público*. Es el ámbito de intervención de todos los entes rectores de la Gestión Financiera Pública, a través de la centralización técnica-normativa y de la descentralización operativa adecuada de la administración de los recursos públicos.

3. *Administración Presupuestaria*. Es la gestión del Presupuesto General del Estado de forma integrada e intersistémica con los demás entes rectores de la Administración Financiera del Sector Público. Se ejecuta para la implementación de la Política Fiscal y de las políticas públicas establecidas en los instrumentos de la planificación,



mediante la aplicación de principios, reglas y procedimientos por los que se rigen sus componentes, en la aplicación de los fondos públicos.

4. *Administración Financiera Pública.* Es la gestión de los derechos y obligaciones económicas financieras de titularidad o a cargo del Estado, mediante la aplicación de reglas, principios y procedimientos por los que se rigen sus instituciones públicas.

5. *Activos del Sector Público.* Son aquellos cuya titularidad corresponde al Estado, pueden ser financieros y no financieros y son gestionados por las instituciones públicas.

6. *Fondos públicos.* Son los flujos financieros que constituyen activos del Estado, cuya administración se encuentra a cargo del Sector Público, de acuerdo con el ordenamiento legal aplicable.

7. *Materia presupuestaria.* Es el conjunto de partidas del Presupuesto General del Estado que definen los gastos y su financiamiento para el logro de los resultados esperados por la sociedad.

8. *Obligaciones del Sector Público.* Son los pasivos financieros y no financieros, cuya titularidad corresponde al Estado, y son gestionados por las instituciones públicas.

9. *Política Fiscal.* Es el uso de los instrumentos fiscales como el gasto público, impuestos y financiamiento que influyen en la economía. Se determina siguiendo los principios de sostenibilidad fiscal y responsabilidad fiscal, en cumplimento de las reglas fiscales, y con una visión multianual, a fin de contribuir con la estabilidad macroeconómica mediante una administración adecuada de los recursos públicos, a través de la Administración Presupuestaria.

10. *Proceso presupuestario.* Es el ciclo anual mediante el cual se cumple el ejercicio y control de los recursos públicos. Está conformado por las siguientes fases de la Administración Presupuestaria para la gestión del Presupuesto General del Estado: formulación, aprobación, ejecución presupuestaria, seguimiento y evaluación de la ejecución presupuestaria y liquidación y rendición de cuentas.

11. *Provisión y producción de bienes y servicios públicos o privados.* Es el proceso mediante el cual el Estado adquiere bienes y servicios financiados con el Presupuesto General del Estado. La provisión es pública y financiada por el Presupuesto General del Estado; la producción puede ser pública o privada, la primera financiada por el Presupuesto General del Estado y la segunda mediante recursos públicos y/o privados cuya gestión es supervisada por una institución pública, y sus riesgos fiscales gestionados por el Ministerio de Economía y Finanzas.

12. *Recursos públicos.* Es el conjunto de derechos y bienes del Estado.

13. *Riesgos fiscales.* Son factores que pueden afectar el cumplimiento de obligaciones en el marco fiscal. Se establecen en dos categorías de pasivos contingentes: explícitos e implícitos, normados y supervisados por el Ministerio de Economía y Finanzas y gestionados de forma descentralizada por las instituciones públicas. Para su materialización, requieren de la asignación de gastos en el Presupuesto General del Estado.



ARTÍCULO 269. <u>Principios de la Administración Presupuestaria</u>. Las actuaciones de los agentes públicos y privados y, en general, de quienes participen en las distintas fases de la Administración Presupuestaria, en virtud de la presente Ley, se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, divididos en las siguientes tres categorías:

1.   Específicos, que tienen como eje los agentes públicos y privados:

     a.   <u>Responsabilidad</u>. Los distintos agentes que participan en el proceso presupuestario deben cumplir con la legalidad. Son responsables por el daño o perjuicio que puedan causar en caso de incumplimiento de esta Ley. Los ministros y máximas autoridades de las instituciones públicas son responsables de generar los productos y resultados que se comprometen a alcanzar en los programas presupuestarios.

     b.   <u>Probidad</u>. Los integrantes de la Administración Presupuestaria adoptarán las medidas o acciones pertinentes para prevenir cualquier acto de corrupción, procurando satisfacer el interés general, desechando todo provecho o ventaja personal, obtenido por sí o por interpuesta persona, y realizando una gestión conforme a los principios y valores éticos establecidos para la función pública, que garanticen su transparencia y control.

2.   Específicos del instrumento del Presupuesto General del Estado:

     a.   <u>Calidad del Presupuesto</u>. El Presupuesto General del Estado será gestionado en todo el proceso presupuestario bajo los criterios de eficiencia asignativa y técnica, equidad, efectividad, economía, calidad y oportunidad en la generación de bienes y servicios públicos a los ciudadanos.

     b.   <u>Equidad</u>. Las acciones asignadas en el Presupuesto General del Estado deben orientarse al logro de resultados a favor de la población y de mejora o preservación en las condiciones de su entorno.

     c.   <u>Especialidad cuantitativa</u>. Toda disposición o acto que implique la realización de gastos debe cuantificar su efecto sobre el Presupuesto General del Estado, de modo que se sujete en forma estricta a la partida presupuestaria autorizada a la institución pública.

     d.   <u>Especialidad cualitativa</u>. Los gastos que se establecen en el Presupuesto General del Estado son concretos y determinados, totalmente especificados, es decir, que no se permite efectuar gastos genéricos, existiendo limitaciones al traspaso de asignaciones entre partidas presupuestarias o la creación de otras diferentes a las inicialmente aprobadas.

     e.   <u>Especialidad temporal</u>. Los gastos que se establecen en el Presupuesto General del Estado son para gastar durante un periodo de tiempo concreto, y no por tiempo indefinido. Este periodo de tiempo es lo que se denomina ejercicio fiscal, que coincide con el año calendario.

     f.   <u>Multianualidad</u>. Es una gestión articulada de la Administración Presupuestaria bajo una perspectiva multianual alineada a las medidas de la Política Fiscal vigente.



g. No afectación predeterminada. Los ingresos públicos de cada una de las instituciones públicas deben destinarse a financiar el conjunto de gastos presupuestarios previstos en el Presupuesto General del Estado.

h. Integridad. El registro de los ingresos y los gastos se realiza en el Presupuesto General del Estado por su importe total, salvo las devoluciones de ingresos que se declaren indebidos por la autoridad competente.

i. Universalidad y unidad. Todos los ingresos y gastos del Sector Público, así como todos los presupuestos de las instituciones públicas que lo comprenden, se sujetan a la presente Ley, con excepción de la Autoridad del Canal de Panamá, que tendrá presupuesto propio.

J. Información y especificidad. El Presupuesto General del Estado y sus modificaciones deben contener información suficiente y adecuada para efectuar la evaluación de la gestión del presupuesto y de sus logros.

k. Evidencia. Las decisiones en el proceso presupuestario orientadas a la financiación y ejecución de políticas públicas se basan en la mejor evidencia disponible y pertinente.

l. Exclusividad presupuestaria. La Ley del Presupuesto General del Estado contiene exclusivamente materia de orden presupuestaria y con vigencia anual.

m. Unidad de caja. Todos los ingresos deberán consignarse en el Presupuesto General del Estado, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos originadas en sus distintas dependencias. Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley. En el caso de los ingresos creados por leyes con destino específico, su recaudación y depósito se hará de acuerdo con este principio.

3. Específicos de la Administración Presupuestaria:

a. Rectoría normativa y operatividad desconcentrada. La Administración Presupuestaria se regula de manera centralizada en lo técnico-normativo, correspondiendo a las instituciones públicas el desarrollo del proceso presupuestario desconcentrado y operativo.

b. Responsabilidad fiscal. Las políticas públicas se establecen con el compromiso de seguir un manejo fiscal prudente y disciplinado que incluya el estricto cumplimiento del marco macrofiscal, con el objetivo de preservar la estabilidad macroeconómica.

c. Sostenibilidad fiscal. Consiste en preservar la solvencia financiera del Sector Público en el mediano plazo, considerando de forma estricta su capacidad financiera en forma previa a la asunción de obligaciones de cualquier naturaleza que tenga impacto fiscal.



d.   Sostenibilidad financiera. Capacidad para financiar compromisos de gastos presentes y futuros dentro de los límites de déficit y deuda pública que garantizan la estabilidad presupuestaria, y están programados en el marco presupuestario de mediano plazo.

e.   Equilibrio fiscal. Es la preservación de la sostenibilidad y responsabilidad fiscal establecidas en la normativa vigente en el proceso presupuestario de la Administración Presupuestaria.

f.   Regla de oro de la Administración Presupuestaria. La institución no podrá autorizar el trámite para ejecutar cualquier gasto o inversión, si en el Presupuesto General del Estado no se cuenta con la asignación en la partida específica y no exista sostenibilidad financiera, ni podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del proceso presupuestario de esta obligación.

g.   Publicidad y transparencia. La información relativa al proceso presupuestario debe ser pública y transparente para los ciudadanos, así como para los entes rectores y los responsables de las instituciones públicas para soportar la toma de decisión y seguimiento de los gastos y de las inversiones. La asimetría de información debe ser mitigada por todos los agentes públicos que interactúan en la Administración Presupuestaria. La transparencia sigue los preceptos de presupuesto abierto, exige un acceso a la información fácilmente entendible por parte de los ciudadanos y se refiere no tan solo a las variables financieras, sino a los productos, resultados y logro de las metas y objetivos de la planificación.

ARTÍCULO 270. Lineamientos generales. La Administración Presupuestaria incorpora los siguientes lineamientos para su gestión eficiente, efectiva y transparente:

1.   El papel fundamental del Estado en su actividad económica en la provisión pública de bienes y servicios a la sociedad; su producción, pública o privada, debe ser eficiente y efectiva mitigando costos inadecuados de transacción y buscando maximizar la generación de resultados con valor por dinero a través de la ejecución del Presupuesto General del Estado con aplicación del principio de equidad.

2.   La efectividad de la ejecución del Presupuesto General del Estado es un potente instrumento de Política Fiscal, que colabora para el alcance del Producto Interno Bruto (PIB) proyectado; por lo tanto, es fundamental que las evaluaciones trimestrales de la ejecución presupuestaria hagan seguimiento del cumplimento de la Política Fiscal y de los resultados esperados, y establecer un plan de acción para corregir los desvíos identificados, mitigando los actos y hechos que conllevan a la ineficiencia, la falta de probidad administrativa y la generación de pagos en atraso de la ejecución presupuestaria.

3.   La sostenibilidad financiera de las acciones del Estado es garantizada por los preceptos del marco presupuestario de mediano plazo, en el que son establecidas cifras topes de gastos e inversiones para las instituciones públicas, las cuales son vinculantes para el



año fiscal del Presupuesto General del Estado e indicativas para los cuatro futuros años fiscales.

4. La articulación de los instrumentos de planificación con el Presupuesto General del Estado se hace a través de la presupuestación por resultados, orientada en la priorización del financiamiento de los programas presupuestarios por vía de los instrumentos de planificación de gobierno y sectoriales, bajo las metas de la Política Fiscal, en el marco de presupuesto de mediano plazo.

5. La sostenibilidad fiscal requiere el monitoreo de los riesgos fiscales advenidos de la generación de pasivos contingentes explícitos e implícitos; mitigarlos con acciones ex ante, permitiendo el control previo y estableciendo, de ser necesario, la debida provisión presupuestaria para soportar su materialización.

6. Los entes rectores de las funciones de la gestión de finanzas públicas deben de forma articulada proveer informaciones oportunas y transparentes para la Administración Presupuestaria para garantizar la calidad del Presupuesto General del Estado.

7. La transparencia en el proceso presupuestario es un tema central y debe fomentar la publicidad en el lenguaje adecuado a la población, permitiéndose el seguimiento y participación de la sociedad civil en el contexto de una plataforma de presupuesto abierto a través de las instancias legales correspondientes.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 271. <u>Ejecución del Presupuesto</u>. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto se basa en dos niveles de competencias:

1. A nivel del ente rector, al que corresponde dirigir la Administración Presupuestaria del Sector Público mediante la asignación anual, registro, seguimiento y evaluación de la ejecución del Presupuesto General del Estado, así como su cierre y liquidación anual.

2. A nivel institucional, que es la instancia que realiza la asignación periódica para cada partida, autoriza el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Corresponde a la Contraloría General de la República, conforme a la Constitución Política de la República, fiscalizar y regular mediante el Control Previo y Posterior todos los actos de manejo de fondos y otros bienes públicos a fin de que se realicen con corrección, según lo establecido en la ley.



Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de la autorización, el compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 272. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1.   Las solicitudes de asignaciones mensuales de ingresos y gastos.

2.   El flujo de caja por mes para el periodo fiscal.

3.   Las metas en función de su estructura programática.

Las asignaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán evaluadas por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 273. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley y la Cuenta Única del Tesoro.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener la información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 274. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales, posterior a su autorización administrativa correspondiente: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso: es el registro de la promesa adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con



cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios.

Devengado: es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios. El devengado es el considerado como el ejecutado para el análisis de la evaluación presupuestaria.

Pago: es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 275. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 276. Fondos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral general.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.



ARTÍCULO 277. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos para dichas entidades. Esta información también se deberá poner en conocimiento a la Comisión de Presupuesto de la Asamblea Nacional respecto a este ingreso adicional, para efectos de la inclusión de este al Presupuesto mediante crédito adicional.

Si las entidades gubernamentales generan ingresos mayores de los estimados en su Presupuesto, podrán ser utilizados prioritariamente por la entidad recaudadora para el rubro exclusivo de inversión; si no son ejecutados, el Ministerio de Economía y Finanzas podrá disponer el uso de estos exclusivamente para el rubro de inversión.

ARTÍCULO 278. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 279. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 280. Aportes y dividendos al Estado. Las entidades públicas están en la obligación de cumplir con el aporte y dividendo de los ingresos contemplados dentro del Presupuesto General del Estado y deberán presentar a la Comisión de Presupuesto un informe trimestral de los aportes y dividendos del Estado y sus estados financieros. Si estos recursos son inferiores al presupuestado, las entidades comunicarán al Ministerio de Economía y Finanzas las razones por las cuales no puedan cumplir con el aporte, para su evaluación. El representante legal de la entidad y la junta directiva sustentarán la disminución ante la Comisión de Presupuesto de la Asamblea Nacional, y el Ministerio de Economía y Finanzas recomendará



los ajustes en los gastos. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el débito de la cuenta.

ARTÍCULO 281. Ingresos recaudados inferiores a los presupuestados. Los ingresos recaudados son inferiores cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal situación.

ARTÍCULO 282. Modificación de los ingresos. Las entidades públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 283. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de Recursos Humanos, el Registro Público, el Benemérito Cuerpo de Bomberos de la República de Panamá y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 284. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 285. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales, la autorización administrativa institucional y sobre la base de las fases de Compromiso, Devengado y Pago.



ARTÍCULO 286. <u>Control de las asignaciones mensuales</u>. El control de las asignaciones mensuales lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación, y la Contraloría General de la República, por medio de la Dirección de Métodos y Sistemas de Contabilidad, en el ámbito de sus respectivas competencias y responsabilidades. El saldo disponible de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

Cada institución, a través de la respectiva Oficina de Registro y Control Presupuestario, velará por el registro oportuno, exacto y correcto de los documentos de afectación presupuestaria, principalmente para que el compromiso corresponda a la naturaleza del gasto que se haya obtenido la autorización del nivel pertinente y que exista la disponibilidad presupuestaria para cubrirlo.

ARTÍCULO 287. <u>Redistribución de las asignaciones mensuales</u>. Las entidades públicas podrán solicitar redistribuciones de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las evaluará y comunicará al solicitante cuando proceda.

La evaluación y comunicación se harán electrónicamente y se enviarán a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento, dentro de los primeros veinte días del mes.

ARTÍCULO 288. <u>Escala salarial y límite de remuneración</u>. La escala salarial para el nivel directivo de la Administración pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquier otra remuneración una suma mayor que la asignada para el cargo de ministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los decretos de personal de los ministerios del Gobierno Central que en forma expresa autorice el Órgano Ejecutivo y las acciones de personal del resto del Sector Público que autorice el Órgano Ejecutivo mediante decreto ejecutivo.

En el caso del Órgano Legislativo y del Órgano Judicial, esta excepción se aplicará para los sueldos superiores al monto de cinco mil balboas (B/.5,000.00) mensuales.

ARTÍCULO 289. <u>Pago de vacaciones</u>. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución. La entidad se responsabiliza de consignar en el presupuesto las cifras requeridas para atender este pago.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.



PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 290. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo, salvo casos amparados en leyes especiales.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en las que el Estado sea dueño del 51 % o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 291. Ejercicio de un cargo laboral interino dentro del Sector Público. Cuando un servidor público se nombre interinamente en reemplazo en un cargo con estatus de licencia, se devengará el salario de ese cargo, solamente en el periodo de la licencia. La acción de nombramiento para ese reemplazo debe indicar la fecha de inicio y término del periodo que dure la interinidad.

ARTÍCULO 292. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se remitirán al Ministerio de Economía y Finanzas para su verificación y registro presupuestario.

Todas las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos que integran el Sector Público deben ser remitidas al Ministerio de Economía y Finanzas para su revisión presupuestaria. El presupuesto relativo a Servicios Personales se formulará con base en la estructura de puestos existentes en el Ministerio de Economía y Finanzas.



Corresponderá a la entidad respectiva cumplir previamente con la reglamentación de la carrera pública a la que pertenece cada servidor público.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, el Tribunal de Cuentas, la Fiscalía General de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social, la Superintendencia de Bancos, la Superintendencia del Mercado de Valores y la Superintendencia de Seguros y Reaseguros de Panamá se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su incorporación a la planilla correspondiente. Se consideran como una extensión de la Asamblea Nacional las oficinas ubicadas en los circuitos electorales.

ARTÍCULO 293. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas, actividades o proyectos, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

Para estos nombramientos, la entidad correspondiente remitirá previamente las acciones de personal al Ministerio de Economía y Finanzas, para su debida verificación y registro presupuestario. Posteriormente, la entidad lo remitirá a la fiscalización de la Contraloría General de la República.

El personal asignado a proyectos de inversión cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará únicamente al Objeto de Gasto 004 Personal Transitorio para Inversiones.

Se prohíbe contratar personal dentro del Objeto de Gasto 004 para ocupar cargos en programas o actividades relacionadas con el funcionamiento de las entidades públicas.

PARÁGRAFO. Las entidades públicas que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social y la respectiva partida del XIII mes, cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante.

ARTÍCULO 294. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están



relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 295. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Corresponderá a la Contraloría General de la República la verificación y el control de la dualidad e incompatibilidad para el ejercicio de dicha contratación. Se entiende que no existe dualidad cuando el contratista sea pagado a través del Objeto de Gasto 172 y labore en el Sector Privado.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la excepción del Órgano Ejecutivo. Se excluyen de esta norma el Órgano Legislativo y el Órgano Judicial, cuyo monto y condiciones deberán establecerse mediante documento legal interno y enviar el detalle de la estructura al Ministerio de Economía y Finanzas. Dichas contrataciones tendrán que reflejar la información siguiente: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer conforme lo establezca el contrato mensual, quincenal o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

ARTÍCULO 296. Pago de planillas adicionales. Para pagar las planillas adicionales, la entidad debe tener la disponibilidad presupuestaria para hacerle frente al pago y a las prestaciones correspondientes.

ARTÍCULO 297. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley de Contrataciones Públicas vigente y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado para la vigencia corriente. En los casos en que la consultoría se prolongue por dos



o más vigencias fiscales, la entidad contratante se obliga a incluir en el presupuesto de las siguientes vigencias las partidas presupuestarias hasta culminar la fecha del contrato.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados o como se defina en el contrato.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 298. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral, magistrados del Tribunal Administrativo de la Función Pública, el fiscal general electoral, magistrados del Tribunal de Cuentas, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, director y subdirector del Instituto Técnico Superior Especializado, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, secretario ejecutivo del SIACAP, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector general del Servicio Nacional de Migración, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, alcaldes, representantes y concejales, pagados a cargo de cada entidad nominadora o municipio correspondiente, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras, Benemérito Cuerpo de Bomberos (con cargos de capitán, mayores, tenientes coroneles y coroneles), y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación.



Los gastos de representación se pagarán a los funcionarios mientras ejerzan efectivamente sus respectivos cargos; de lo contrario, la entidad nominadora deberá suspenderles inmediatamente el pago correspondiente al gasto de representación, durante el tiempo en que se encuentren ejerciendo funciones distintas a las previstas en este artículo.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 299. <u>Sobretiempo</u>. Solo se reconocerá remuneración por sobretiempo cuando el servidor público haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25 % de la jornada regular de un mes, para casos autorizados por el superior jerárquico inmediato del servidor público. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50 % del sueldo regular de un mes, en casos extraordinarios debidamente autorizados por el superior jerárquico inmediato del servidor público y la autoridad máxima de la institución. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 300. <u>Viáticos en el interior del país</u>. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la tabla siguiente:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, director y subdirector del Instituto Técnico Superior Especializado, miembros de las juntas directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/. 125.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.100.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo,



fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los servidores públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 301. Viáticos en el exterior del país. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje, o en quien este delegue, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. La solicitud debe tener la información siguiente: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión, basados en el perfil y funciones del cargo, las necesidades y requerimientos estratégicos medibles de la institución; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta e itinerario de las líneas aéreas que se utilizarán.

El titular de la institución pública solicitante, en cumplimiento de la corresponsabilidad atribuida en la Ley 34 de 2008, De Responsabilidad Social Fiscal, y demás normas aplicables, tendrá la obligación y responsabilidad directa e intransferible de garantizar que los fondos públicos asignados a dicha entidad para misiones oficiales o capacitación de funcionarios en el exterior se manejen responsablemente y conforme a lo dispuesto en el párrafo anterior. El Ministerio de la Presidencia podrá negar o revocar estas solicitudes de autorización, en cualquier momento, en caso de incumplimiento a lo antes expuesto por razones justificadas.

Se excluyen de este requisito de autorización los funcionarios de los Órganos Legislativo y Judicial, del Ministerio Público, de la Contraloría General de la República, del Tribunal Electoral, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario, del Tribunal Administrativo de la Función Pública, del Tribunal de Cuentas, de la Fiscalía General de Cuentas, de la Defensoría del Pueblo, las sociedades anónimas de propiedad del Estado, los intermediarios financieros y la tripulación del avión presidencial, quienes solicitarán la autorización para el viaje de acuerdo con el procedimiento correspondiente establecido para tal fin por cada uno de los Órganos e instituciones mencionadas. Los viáticos serán los siguientes:

1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, director y subdirector del Instituto Técnico Superior Especializado, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales,



superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros y de Sujetos No Financieros, administradores y subadministradores generales, rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, miembros de juntas directivas que conforman las entidades del Sector Público:

Europa, Asia, África y Oceanía	B/.600.00 diarios
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.500.00 diarios
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía	B/.500.00 diarios
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.400.00 diarios
México, Centroamérica, el Caribe y el resto de América Latina	B/.300.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora u otra autoridad, organismo o entidad del exterior vinculada con la actividad no cubra la totalidad de los viáticos, este recibirá el 50 % del viático establecido en el presente artículo según la región a la que viaje.

Cuando el funcionario asista a algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

Las tablas de viáticos en el exterior arriba señaladas no se aplicarán a los servidores públicos designados en cargos públicos de tiempo definido en el exterior, y a las capacitaciones y entrenamientos en el exterior de los servidores públicos cuando sean superiores a treinta días ordinarios. En su lugar, se aplicará una tabla de viáticos complementarios fijados por el Órgano Ejecutivo, a través del Ministerio de Relaciones Exteriores, mediante decreto ejecutivo, aplicada a la totalidad de las entidades públicas.

Se entiende que corresponde a cargos públicos de tiempo definido en el exterior, entre otras, la designación de personal diplomático en el exterior, incluidas las agregaturas policiales o de seguridad en las sedes diplomáticas, la representación del país o de instituciones estatales ante organismos internacionales similares.

El funcionario designado para atender una misión oficial en el exterior relacionada con las funciones que ejerce a su regreso al país y dentro del término de treinta días calendario deberá presentar un informe sustantivo ante la Dirección Administrativa de su entidad, sobre los resultados de la misión atendida. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada con una capacitación, junto al informe sustantivo, deberá presentar el certificado que otorga el organismo respectivo.

A su vez, dentro de los treinta días calendario siguientes a su regreso, el funcionario deberá enviar a la Autoridad Nacional de Transparencia y Acceso a la Información copia del correspondiente informe sustantivo.

ARTÍCULO 302. Viajes de funcionarios al exterior. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y



los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, el fiscal general electoral, el fiscal general de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, director y subdirector del Instituto Superior Especializado, secretario ejecutivo del SIACAP, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva, siempre que el viaje sea mayor de tres horas, se exceptúan al presidente y el vicepresidente de la República, presidente del Órgano Legislativo y presidente del Órgano Judicial. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

PARÁGRAFO. A los miembros de las juntas directivas de las entidades del Sector Público se les reconocerá el viaje en clase ejecutiva, siempre que el viaje sea mayor de tres horas.

ARTÍCULO 303. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 304. Pago de obligaciones a la seguridad social. Los pagos correspondientes a la seguridad social serán centralizados a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, que retendrá la porción correspondiente al pago de las obligaciones de la seguridad social de las entidades del Gobierno Central, las Entidades Descentralizadas Subsidiadas, las Entidades Públicas Subsidiadas, las Alcaldías y las Juntas Comunales.

ARTÍCULO 305. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 306. Indemnizaciones ordenadas por los tribunales ordinarios y de arbitrajes. Las sentencias ejecutoriadas de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.



En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

El Ministerio de Economía y Finanzas para hacerle frente a los fallos judiciales y de arbitrajes contra la nación podrá usar partidas presupuestarias de la entidad pública que dio origen a la demanda. En este sentido, el Ministerio de Economía y Finanzas transferirá mediante el procedimiento de traslados de partidas las asignaciones presupuestarias correspondientes, para que en nombre de la nación honre la obligación del fallo.

ARTÍCULO 307. Prestaciones laborales a los servidores públicos. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la ley.

ARTÍCULO 308. Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral, fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, magistrados del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, rectores de universidades oficiales, director y subdirector del Instituto Superior Especializado, secretario ejecutivo del SIACAP y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, secretario general, subsecretario general, así como los asistentes, los asesores, las secretarias y el personal de seguridad del ministro o viceministro y de los diputados, que así lo requieran por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado, Empresas Públicas e Intermediarios Financieros.

Los funcionarios no autorizados en los párrafos anteriores deberán incluirse mediante una resolución administrativa firmada por el representante legal de la entidad.

El gasto de celular no podrá ser reforzado en la vigencia fiscal corriente.



ARTÍCULO 309. <u>Adquisiciones y contratos multianuales</u>. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución cumplirá con el tiempo estimado de los contratos por adquisiciones de bienes y servicios, la certificación de partida presupuestaria de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir en los presupuestos de las próximas vigencias fiscales las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

ARTÍCULO 310. <u>Renovación y/o contratación de arrendamiento de oficinas</u>. Cuando una entidad requiera prorrogar o contratar un nuevo arrendamiento de oficinas, cuyo monto sea superior a ciento cincuenta mil balboas (B/.150,000.00) anual o el canon de arrendamiento mensual a pagar sea superior a once balboas con cincuenta centésimos (B/.11.50) por m^2, deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la partida presupuestaria por la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.

PARÁGRAFO. Los contratos por arrendamiento de oficina deberán contener por separado el canon de mantenimiento cuando corresponda y el monto mensual de este no podrá ser mayor del monto mensual vigente en el año 2024 o al último acordado.

ARTÍCULO 311. <u>Transferencias electrónicas de las asignaciones presupuestarias</u>. El Ministerio de Economía y Finanzas, por medio de la Dirección General de Tesorería, transferirá a las entidades públicas, mediante las asignaciones mensuales, los recursos programados e imputará electrónicamente dicha transferencia en la partida de gasto del ministerio sectorial correspondiente.

ARTÍCULO 312. <u>Pago del bono de incentivo por mejora en la recaudación fiscal</u>. Las instituciones públicas cuya función sea recaudar ingresos para la Hacienda Pública y tengan incentivos de bonificación reconocido por ley cobrarán el bono correspondiente cuando la recaudación del periodo fiscal sea superior a la meta de recaudación establecida en el Presupuesto del año fiscal vigente.

La base del incentivo será calculada tomando en cuenta la diferencia del excedente de la recaudación real acumulada al final del periodo fiscal, comparado con la recaudación presupuestada establecida en la Ley de Presupuesto vigente.



El pago de todo incentivo o bonificación debe contar con la asignación de la partida presupuestaria correspondiente en el Presupuesto General del Estado.

ARTÍCULO 313. Liberación de saldos de partidas comprometidas y no devengadas. Las entidades podrán a partir del 1 de julio descomprometer partidas presupuestarias que a su entendimiento no serán ejecutadas (devengadas) en la vigencia fiscal correspondiente. Para este fin, las entidades deberán enviar nota formal al Ministerio de Economía y Finanzas, en la cual la entidad establece los saldos de las partidas que no podrán ser ejecutadas (devengadas) en la vigencia fiscal para que el Ministerio de Economía y Finanzas proceda a liberar los saldos de estas partidas.

ARTÍCULO 314. Juntas directivas, juntas asesoras, comisiones, comités u otros. Los miembros de las juntas directivas, juntas asesoras, comisiones, comités y demás organismos similares de Instituciones Descentralizadas, Empresas Públicas, Intermediarios Financieros o cualesquier otras entidades públicas podrán percibir dietas por su asistencia a las sesiones, hasta un máximo de quinientos balboas (B/.500.00) por mes, siempre que su normativa aplicable contemple el reconocimiento de estas dietas. Las dietas no podrán ser modificadas en la presente vigencia fiscal.

Ningún servidor público que no forme parte de las referidas juntas directivas podrá percibir dietas ni remuneración adicional a su sueldo por razón de los servicios que preste en las reuniones de tales organismos, cuando estas se celebren dentro de su horario de trabajo. Cuando dichas reuniones se celebren fuera de su horario de trabajo, el servidor público tendrá derecho al reconocimiento del tiempo de servicio prestado en dicha reunión, mediante tiempo compensatorio.

ARTÍCULO 315. Subsidios de transporte público y de interés social. Las asignaciones presupuestarias en concepto de subsidios de transporte público estatal y los de interés social serán previamente evaluados por el ministerio rector, en coordinación con el Ministerio de Economía y Finanzas, mediante un estudio y aprobado en el Presupuesto General del Estado. Este estudio será presentado a la Comisión de Presupuesto de la Asamblea Nacional.

SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 316. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. Las entidades con proyecto de ejecución en más de un periodo fiscal tendrán la obligación de incluir los recursos necesarios para atender dichos gastos en el Presupuesto General del Estado de las vigencias fiscales correspondientes.



Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar normas del Convenio con la Oficina de las Naciones Unidas de Servicios para Proyectos (UNOPS), del Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquier otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 317. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

Para estos efectos, las instituciones estatales deberán aportar a la Comisión de Presupuesto de la Asamblea Nacional un estudio de factibilidad y cronograma de ejecución previo, que sustente y garantice el proyecto a ejecutar como inversión pública responsable.

ARTÍCULO 318. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del Objeto de Gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 295.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30 % del monto total de la asignación anual del proyecto.

ARTÍCULO 319. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100 % del valor anticipado.

En ningún caso, la entidad estatal contratante podrá realizar pagos anticipados que excedan el 20 % del monto contratado.

ARTÍCULO 320. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser



previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 321. <u>Inversiones multianuales</u>. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.

2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante las vigencias correspondientes. Estos proyectos deberán ser incorporados con carácter de prioridad sobre cualquier otro proyecto durante las próximas vigencias fiscales hasta su conclusión, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. Asimismo, el Ministerio de Economía y Finanzas, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución o ejecutados y pendientes de ser cancelados.

ARTÍCULO 322. <u>Aumento del costo de la inversión</u>. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán cumplir con las autorizaciones que indica la Ley de Contrataciones Públicas para las modificaciones o adiciones a los contratos con base en el interés público.

ARTÍCULO 323. <u>Registro de gastos en los proyectos de inversión</u>. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta Única del Tesoro para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 324. <u>Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros, la Caja de Seguro Social, las Operaciones Financieras y el Servicio de la Deuda Pública</u>. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado



financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses y comisiones que se pagan a los cuentahabientes, comisiones y gastos bancarios de estas entidades financieras.

Adicionalmente, esto regirá también para cualquier operación financiera, amortización y manejo de pasivo en que incurra el Estado.

ARTÍCULO 325. Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

ARTÍCULO 326. Solicitud mensual de las asignaciones de fondos a la Dirección de Tesorería. Con la finalidad de mantener una eficiente programación de caja, las entidades subsidiadas solicitarán a la Dirección General de Tesorería mensualmente la asignación de fondos para hacerle frente a los pagos durante el mes correspondiente, compatibilizando la asignación del subsidio con la programación de caja de la Dirección General de Tesorería. Para dar cumplimiento a esta disposición, las entidades subsidiadas deberán presentar a la Dirección General de Tesorería y a la Dirección de Presupuesto de la Nación el flujo de caja mensualizado, a más tardar en el mes de diciembre de la presente vigencia fiscal, y las actualizaciones del flujo, al final de cada mes.

ARTÍCULO 327. Proyecto de inversión. Ningún proyecto de inversión podrá ejecutarse sin que previamente exista el estudio de costos y beneficio social, si el monto es igual o mayor de 0.1 % del Presupuesto General del Estado y de prefactibilidad en caso de montos menores de 0.1 % y mayores de cinco millones de balboas (B/.5,000,000.00).

ARTÍCULO 328. Fondo de Preinversión. Las instituciones públicas y los gobiernos locales podrán solicitar al Fondo de Preinversión del Ministerio de Economía y Finanzas financiamiento para la realización de estudios de los proyectos de inversión.

SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 329. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.



Los traslados de partidas serán tramitados como tales a partir del 15 enero al 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de inversiones, gastos de funcionamiento para la atención de los servicios sociales y el servicio de la deuda pública.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria debidamente autorizadas por el representante legal de la entidad, o quien él designe, al Ministerio de Economía y Finanzas que, previa verificación de la efectiva disponibilidad de saldos no comprometidos, tramitará o no la correspondiente solicitud. Los traslados de partidas de trescientos mil balboas con 01/100 (B/.300,000.01) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad.

Si la Comisión no realiza ninguna actuación dentro de los treinta días calendario siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si, por el contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza algún tipo de actuación con respecto a la solicitud de traslado, se suspende el término y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice sustentación ante la Comisión, que la aprobará o la rechazará.

Los traslados solicitados por las entidades públicas que asciendan:

1.   Hasta cien mil balboas con 00/100 (B/.100,000.00) podrán, previa evaluación del Ministerio de Economía y Finanzas, ser tramitados, realizados y autorizados por estas y remitidos dentro de los primeros veinte días de cada mes para su información a la Comisión de Presupuesto y al Ministerio de Economía y Finanzas.

2.   De cien mil balboas con 01/100 (B/.100,000.01) hasta trescientos mil balboas con 00/100 (B/.300,000.00) previa verificación de la disponibilidad de saldos no comprometidos, el Ministerio de Economía y Finanzas tramitará o no la correspondiente solicitud y remitidos dentro de los primeros quince días de cada mes, para su información a la Comisión de Presupuesto.

La Comisión de Presupuesto no tramitará traslado adicional a ninguna institución que incumpla con la remisión del respectivo informe. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes, cuando considere necesario requerir una sustentación de estos traslados. Para dar cumplimiento a esta disposición, la Dirección Nacional de Contabilidad parametrizará en el Sistema Informático lo señalado en el artículo siguiente, sobre las limitaciones a los traslados de partidas, para mantener controles correspondientes, de tal manera que se cumpla con las disposiciones que establece la Ley 34 de 2008, De Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la Ley 51 de 2018.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y



Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de dos millones de balboas (B/.2,000,000.00), y en cumplimiento con la Ley 34 de 2008, De Responsabilidad Social Fiscal. La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir la asignación presupuestaria del objeto del gasto de la partida presupuestaria en partes o grupos, cantidades o descripciones, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas con 01/100 (B/.300,000.01) para ser remitido a la Comisión de Presupuesto o los cien mil balboas con 01/100 (B/.100,000.01) para ser remitido al Ministerio de Economía y Finanzas.

PARÁGRAFO 3. En los casos de traslados de partidas o créditos adicionales para realizar pagos a proveedores por bienes y servicios o para honrar cuentas devengadas por inversión, el pago deberá realizarse en un término no mayor de sesenta días hábiles a partir de la presentación de la gestión de cobro. Las entidades solicitantes deberán remitir un informe sobre el cumplimiento de estos pagos al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional. Hasta que no se cumpla esta obligación, no se tramitará traslado adicional.

ARTÍCULO 330. Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las normas siguientes:

1. Los saldos de ahorros comprobados de las partidas de servicios básicos y de contribuciones a la seguridad social no podrán ser utilizados para reforzar:

    a. Objetos de gastos entre sí y sus correspondientes créditos reconocidos o vigencias expiradas.

    b. Contribuciones a la seguridad social.

    c. Cualquier otro gasto de funcionamiento e inversión.

2. Los saldos de ahorros comprobados de la partida de sueldos fijos solamente se podrán utilizar para reforzar objetos de gastos dentro del grupo de servicios personales, otras pensiones y jubilados (609), indemnizaciones laborales (612), medicamentos (244), insumos médico-quirúrgicos (que abarca los siguientes objetos de gastos: 274, 276, 277 y 278 del Ministerio de Salud, el Instituto Conmemorativo Gorgas de Estudios de la Salud y la Caja de Seguro Social) y partidas de inversión.

3. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los alimentos para consumo humano y las cuotas a organismos internacionales. En caso de que se identifiquen ahorros comprobados en estos objetos de gastos, serán verificados por el Ministerio de Economía y Finanzas.

4. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.

5. Los saldos de las partidas de inversiones podrán trasladarse entre sí.



6.   La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.

7.   Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior, de Emergencias Nacionales y Reservas para Contingencias.

ARTÍCULO 331. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 332. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real comparado contra el Presupuesto de Ingresos, cuando exista un nuevo financiamiento autorizado, cuando exista un ingreso que no haya sido incluido en el Presupuesto, o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos demostrados por las entidades solicitantes, que, previo a su solicitud, deberán realizar un análisis del impacto que dicha petición causaría en el Presupuesto General del Estado vigente y en el déficit del balance fiscal del Sector Público No Financiero, a efecto de motivar su petición, en concordancia con la corresponsabilidad atribuida en la Ley 34 de 2008, De Responsabilidad Social Fiscal.

ARTÍCULO 333. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar entre el 1 de febrero y el 30 de octubre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de noviembre, a fin de ser votadas por esta, siempre que cumplan con lo dispuesto en el artículo anterior, así como con las disposiciones que establece la Ley 34 de 2008, De Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la Ley 51 de 2018.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.



ARTÍCULO 334. <u>Procedimiento de los créditos adicionales</u>. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable o no; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 335. <u>Modificaciones presupuestarias entre instituciones</u>. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación presupuestaria de otra u otras, mediante el procedimiento de traslado de partidas interinstitucional, tomando en cuenta la disponibilidad presupuestaria o por la baja ejecución de las entidades de acuerdo con lo previsto en el artículo 271.

ARTÍCULO 336. <u>Modificación a la estructura de puestos mediante resolución</u>. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas, a partir del 1 de febrero hasta el 15 de septiembre, al Ministerio de Economía y Finanzas para su evaluación y registro. Igualmente, las solicitudes de modificaciones debidamente autorizadas por el representante legal o en quien él delegue, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas, posteriormente, enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Todos los cambios no podrán tener efectividad retroactiva anterior al 1 de febrero, salvo los casos establecidos por ley.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación. Este



traslado de partida deberá contemplar los montos correspondientes a las contribuciones a la seguridad social y el XIII mes que corresponda.

ARTÍCULO 337. <u>Reglamentación de sustentación</u>. Para la sustentación de las vistas presupuestarias que celebra la Comisión de Presupuesto en el trámite de primer debate del proyecto de ley del Presupuesto General del Estado, las solicitudes de créditos adicionales y de los traslados de partida y cualquier otro trámite de naturaleza presupuestaria, se requiere la comparecencia personal de los ministros, magistrados de la Corte Suprema de Justicia, procurador general de la nación y procurador de la Administración, el presidente de la Asamblea Nacional, contralor general de la República, directores, administradores y gerentes generales de las instituciones autónomas y semiautónomas y dependencias estatales, magistrados del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, rectores de las universidades oficiales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, defensor del pueblo, secretario ejecutivo del SIACAP ante la Comisión de Presupuesto de la Asamblea Nacional; sin cuya participación la Comisión suspenderá provisionalmente esta actuación hasta que se cumpla con la formalidad de la presente disposición. En caso de ausencia justificada del principal, podrá cubrir la gestión el viceministro, el subdirector, el subadministrador y el subgerente general de la institución o el secretario general de la institución.

Previo a la discusión del primer debate del proyecto de ley del Presupuesto General del Estado para la vigencia fiscal de 2026, deberán realizarse las vistas presupuestarias ante la Comisión de Presupuesto de la Asamblea Nacional de forma obligatoria; por lo tanto, todos los titulares de las entidades mencionadas en este artículo están obligados a comparecer para sustentar su presupuesto, durante el periodo que la Comisión realice estas vistas para el primer debate de dicho proyecto.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 338. <u>Seguimiento y evaluación</u>. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 339. <u>Procedimiento</u>. El Ministerio de Economía y Finanzas definirá las normas, mecanismos y metodologías para la construcción, seguimiento y evaluación de las metas físicas, financieras y de indicadores de desempeño durante la ejecución presupuestaria, y emitirá informes de avance de la ejecución presupuestaria incluyendo metas e indicadores, evaluando sus productos y resultados en atención a la mejora de la calidad del gasto, para



facilitar el proceso de toma de decisiones de acuerdo con los objetivos propuestos en los programas, actividades y proyectos incluidos en el Presupuesto General del Estado.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, junto con la Contraloría General de la República, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación, y a la Comisión de Presupuesto de la Asamblea Nacional para su determinación.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO. En el año fiscal en que se lleven a cabo elecciones generales, el presupuesto del Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 340. <u>Plazos e informes</u>. Las entidades públicas y las empresas que generen ingresos y aportes al fisco remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros veinte días de cada mes, un informe que muestre el avance de la ejecución presupuestaria, especialmente la información referente a ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo, incluyendo metas físicas de los programas presupuestarios e indicadores, productos y resultados, que permitan el cumplimiento de los criterios y/o metodologías para el monitoreo y evaluación.

Las empresas mixtas que generen ingresos y aportes al Fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días después de terminado cada trimestre, y de ciento veinte días después de terminado el año fiscal para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del semestre correspondiente. El Ministerio de Economía y Finanzas presentará el



informe semestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

En el caso de fideicomisos del Estado, el fiduciario presentará al fideicomitente los informes que determine el respectivo documento contractual, con la periodicidad establecida. A su vez, el fideicomitente entregará copias de esos informes a la Contraloría General de la República y al Ministerio de Economía y Finanzas para su conocimiento, así como cualquier requerimiento de información relacionada con los fideicomisos.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará semestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el estado de la Deuda Pública y su servicio, acatando las disposiciones que establece la Ley 34 de 2008, De Responsabilidad Social Fiscal, y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre. La Comisión de Presupuesto de la Asamblea Nacional, en cumplimiento de las facultades que le concede el artículo 271 de la Constitución Política de la República a dicho Órgano del Estado, podrá solicitar los mencionados informes para proceder a atender las vistas presupuestarias correspondientes al Presupuesto General del Estado para la vigencia fiscal siguiente.

De igual manera, estarán sujetos a esta disposición los patronatos que reciban fondos públicos, mediante partidas presupuestarias, del Presupuesto General del Estado.

El ministerio rector del sector no gestionará desembolsos de fondos a los patronatos que no hayan entregado los informes mencionados en el párrafo anterior.


CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO


ARTÍCULO 341. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de cada año.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 342. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja



de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 343. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de la vigencia corriente se realizará hasta el 30 de abril del año posterior.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, efectuar los ajustes que permitan realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 344. Saldo en caja y banco libre. El saldo en caja y banco libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTÍCULO 345. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto, siempre que no esté presupuestado por la entidad.

El saldo en caja y banco de vigencias anteriores no se considera ingreso corriente y su uso podrá ser autorizado por el Ministerio de Economía y Finanzas previa evaluación de su incidencia en el Balance Fiscal. Para tal fin, se tomarán en cuenta los niveles de ejecución de las entidades que conforman el Sector Público No Financiero.

ARTÍCULO 346. Saldos bancarios disponibles no devengados. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro, a más tardar el último día hábil del mes de abril. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro. Aquellas entidades no subsidiadas deberán presentar su estado de cuenta bancaria junto con un detalle de los compromisos y pagos a realizar con este saldo. La diferencia pasará a la Cuenta Única del Tesoro, previa evaluación del Ministerio de Economía y Finanzas.

Los saldos en caja y banco producto de tasas y derechos de las Entidades Descentralizadas que cobran a sus usuarios y no son utilizados durante las vigencias fiscales correspondientes pasarán a la Cuenta Única del Tesoro.

ARTÍCULO 347. Excedentes de caja y banco. Los excedentes de caja y banco resultantes de asignaciones presupuestarias no comprometidas al 31 de diciembre por las entidades públicas



no podrán ser utilizados para financiar gastos adicionales no incluidos en el presupuesto de la vigencia fiscal siguiente.

ARTÍCULO 348. Registro de los gastos devengados por alquileres y servicios básicos. Se autoriza el registro devengado de la obligación con base en el promedio de los últimos tres meses recibidos hasta completar los meses para cerrar el año fiscal. De existir diferencias a favor o en contra, se realizarán los ajustes correspondientes.

Con respecto a los alquileres, el registro del devengado se realizará con base en el canon de arrendamiento del contrato pactado. En caso del cierre fiscal y que no se haya recibido la facturación, quedan sin efecto los registros correspondientes.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 349. Tope presupuestario. El Ministerio de Economía y Finanzas, basado en las proyecciones fiscales, fijará los límites de gastos presupuestarios a cada entidad pública y lo comunicará oportunamente para la vigencia fiscal de 2025. Para estos efectos, el Ministerio de Economía y Finanzas tomará en cuenta las disposiciones de la Ley 34 de 2008, De Responsabilidad Social Fiscal, y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, de tal forma que se asegure una política fiscal prudente y un endeudamiento público sostenible.

ARTÍCULO 350. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. En el caso de los proyectos de inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema de Inversiones Públicas -SINIP-.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas e institucionales vinculados con los recursos al Plan Estratégico de Gobierno, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, anual y a mediano plazo, para un periodo no menor de tres años adicionales.

A las entidades que no cumplan con esta disposición se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

ARTÍCULO 351. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 352. Traslados de funcionarios entre entidades del Estado. Del 15 de enero al 30 de junio el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al



Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 353. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente de las cuentas corrientes de las instituciones públicas las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 354. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

Para los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas y la Contraloría General de la República, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 355. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, todas las entidades que componen el Sector Público deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la información siguiente:

1.   Datos básicos individuales de cada funcionario.
2.   Clase ocupacional a la que pertenece el funcionario.
3.   Carrera y régimen al que pertenece.
4.   Unidad organizativa a la que pertenece.
5.   Clasificación presupuestaria programática del cargo.
6.   Conceptos e importes pagados según la planilla.
7.   Estructura de la entidad.



8.   Vacantes.

ARTÍCULO 356. Manual de Organización y Funciones. Las instituciones del Sector Público actualizarán su Manual de Organización y Funciones Institucional, según los lineamientos y la metodología adoptada por el Ministerio de Economía y Finanzas, aplicando los niveles funcionales y jerárquicos establecidos legalmente.

El Manual de Organización y Funciones autorizado por la instancia rectora será adoptado por la entidad a través de resolución institucional y ambos documentos deberán ser publicados en Gaceta Oficial. La entidad procederá a elaborar el Manual de Procesos y mapa de procesos (según las funciones de cada unidad administrativa), generando el Manual de Procedimientos sobre el cual funcionarán las dependencias oficiales, de acuerdo con lo indicado en la Constitución Política.

La actualización del Manual de Organización será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 357. Manual de Clases Ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de Clases Ocupacionales, según la metodología de la Dirección General de Carrera Administrativa para atender lo dispuesto en el artículo 306 de la Constitución Política, relativo al Manual de Clasificación de Puestos en las dependencias oficiales.

La actualización del Manual será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 358. Modificación a la estructura organizativa de las entidades públicas. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas toda modificación para la creación, eliminación y/o cambio de denominación que requiera su estructura organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que analizará, evaluará y autorizará los cambios a la estructura organizativa de acuerdo con los criterios y lineamientos establecidos por el ente rector, para cumplir con los fines institucionales.

La propuesta de modificación de estructura organizacional reflejará la adecuación de las unidades para la prestación de servicios públicos a los usuarios externos e internos, sobre la base de cambios orientados a la mejora continua de los procesos en la prestación de servicios de calidad para la satisfacción de los ciudadanos o usuarios y al logro de la gestión estratégica, así como a mejorar la productividad, la eficiencia y la simplificación de procesos en la prestación de los servicios, que coadyuven a la optimización de los recursos del Estado.

ARTÍCULO 359. Derechos reconocidos en las carreras públicas. Las instituciones públicas deben establecer en cada anteproyecto de presupuesto los montos necesarios para el reconocimiento de los derechos a los servidores públicos conforme a las disposiciones establecidas en las normas vigentes de las distintas carreras públicas, salvo en situaciones imprevistas y excepcionales de insuficiencia presupuestaria derivadas de la disminución de los



ingresos corrientes del Estado, que imposibiliten hacerle frente a dichos reconocimientos, en concordancia y cumplimiento de los objetivos y metas de la Ley 34 de 2008, De Responsabilidad Social Fiscal.

ARTÍCULO 360. Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con el acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado y en apego a la Constitución Política y a la Ley 32 de 1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría General a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en las que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 361. Ejercicio de control interno por las instituciones. En apoyo a las tareas de ejecución, el control interno y externo, el seguimiento y la evaluación del Presupuesto, sin perjuicio de las facultades fiscalizadoras de la Contraloría General de la República, cada institución incluida en el ámbito de aplicación previsto en el artículo 271 establecerá una estructura de control interno aplicable al área de presupuesto y verificará el cumplimiento para garantizar el logro de los objetivos y metas institucionales en términos de economía, eficiencia y efectividad.

ARTÍCULO 362. Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2025, sobre el excedente del Seguro Educativo existente al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 363. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.



ARTÍCULO 364. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquier otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de las Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 365. Otros Servicios Personales (089). El concepto de gastos por Otros Servicios Personales no aplica dentro de los gastos por Servicios Especiales. En consecuencia, la lista correspondiente al grupo de gastos por Otros Servicios Personales deberá ser remitida a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, solo para su conocimiento, y una copia de esta, a la Contraloría General de la República para su fiscalización y control en la Planilla del Estado.

ARTÍCULO 366. Empresas de Servicios Públicos. Las empresas Metro de Panamá, S.A., y sus subsidiarias, el Instituto de Acueductos y Alcantarillados Nacionales, la Empresa de Transmisión Eléctrica, S.A., la Autoridad de Aseo Urbano y Domiciliario, el Aeropuerto Internacional de Tocumen, S.A. estarán exceptuados de la aplicación de la Ley de Contrataciones Públicas vigente para la adquisición de servicios, insumos, mantenimientos, poda, limpieza, saneamiento, desinfección, fumigación, equipos y repuestos para mantener el servicio público, siempre que el monto de la contratación sea inferior a la suma de un millón de balboas (B/.1,000,000.00). Para acogerse a lo dispuesto en este artículo, la junta directiva de cada una de las instituciones y empresas públicas deberá emitir una lista con los servicios, insumos, mantenimientos, poda, limpieza, saneamiento, desinfección, fumigación y equipos y repuestos, y adoptar un reglamento especial de contratación, el cual será aprobado por la Contraloría General de la República.

ARTÍCULO 367. Procedimiento especial para contratación de bienes y servicios de beneficio social. La ejecución de proyectos relacionados con la adquisición de bienes, obras o servicios, así como los tendientes a administrar los recursos asignados a programas y proyectos sociales, cuyo destino exclusivo, puntual y principal comprenda la satisfacción de necesidades básicas de las comunidades, su ciudadanía y la población en mayor grado de riesgo y vulnerabilidad social y, en general, del Estado, por intermedio de la Dirección de Asistencia Social del Ministerio de la Presidencia, tramitará sus ejecuciones de forma expedita, mediante el procedimiento especial de contratación establecido en la Ley de Contrataciones Públicas, siempre que el monto del objeto de la contratación sea inferior a un millón de balboas (B/.1,000,000.00). Para ello, se adoptará un reglamento especial de contratación, garantizándose su ejecución con transparencia, economía, eficacia, competitividad y celeridad, el cual será debidamente reglamentado por el Órgano Ejecutivo.

ARTÍCULO 368. Identificación de obras de inversión. El Órgano Ejecutivo identificará en el Proyecto de Ley del Presupuesto General del Estado para la vigencia fiscal de 2025 las obras



de inversión que se realizan con los aportes de la Autoridad del Canal de Panamá. Cada institución adicionará a los pliegos de cargo que el proyecto de inversión disponga de un letrero con la especificación del financiamiento de la Autoridad del Canal de Panamá.

ARTÍCULO 369. Clasificación Sectorial Institucional del Sector Público. Con la finalidad de promover una organización eficaz del gasto público y un ejercicio presupuestario eficiente, que permita identificar a las entidades encargadas del desarrollo y aplicación de las políticas públicas, se ha elaborado el documento Clasificación Sectorial Institucional del Sector Público, el cual tiene por objeto agrupar a las entidades públicas por sector de actividad, regido por el ministerio sectorial, a fin de que exista un mayor grado de coordinación, eficacia y eficiencia en la administración del Sector Público, con la coordinación y el apoyo del Ministerio de Economía y Finanzas, para alcanzar el adecuado funcionamiento del conjunto de instituciones públicas que integran el sector de actividad, de acuerdo con las disposiciones legales vigentes que crean las entidades.

ARTÍCULO 370. Responsabilidad de la actualización de las técnicas utilizadas y transferencia de conocimientos en Administración Presupuestaria del Sector Público. La Administración Presupuestaria se adecuará a las innovaciones y estándares internacionales, encaminada al avance de los objetivos claves de modernización y procesos de desarrollo del país, integrando técnicas modernas y metodologías en el proceso presupuestario para conformar la estructura programática del Presupuesto, adoptando gradualmente metas e indicadores en los programas presupuestarios, de manera que se pueda realizar el seguimiento de los resultados y la evaluación de la efectividad y eficacia del gasto público.

La Dirección de Presupuesto de la Nación, como organismo técnico rector en la materia, tendrá la responsabilidad de implementar mecanismos, manuales y guías técnicas para mantener al personal del Sector Público dedicado al proceso presupuestario en su conjunto, debidamente actualizado y capacitado con nuevos conocimientos y habilidades, para el mejor desempeño de la gestión en todas las entidades del Sector Público. La transferencia de conocimientos se establecerá mediante seminarios, talleres, charlas o su instrumentación, a través de convenios con organismos nacionales e internacionales de los cuales es parte, u otras modalidades aprovechando las tecnologías de información y comunicación.

ARTÍCULO 371. Guía para la Implementación de la Calidad en la Gestión Pública para la Modernización del Estado. Las instituciones del Estado implementarán guías técnicas que garanticen una eficiente y transparente cultura en la calidad de los servicios públicos. El Ministerio de Economía y Finanzas facilitará las metodologías, los lineamientos y los manuales que orienten el proceso de su elaboración.

ARTÍCULO 372. Obligatoriedad. Los proyectos de inversión presupuestados para el año 2025 son de obligatorio cumplimiento en su realización y ejecución.



ARTÍCULO 373. Evolución del Presupuesto General del Estado. La modernización del Presupuesto General del Estado, en el contexto de esta Ley, está centrada en tres ejes: la mejora de la calidad de la información presupuestaria; la articulación con la política, reglas fiscales y las políticas públicas establecidas en los instrumentos de planificación, y mejoras en el seguimiento, evaluación y transparencia de sus resultados. Por lo tanto, son introducidos nuevos métodos y técnicas de la Gestión Financiera Pública: revisión de la conceptualización de Programa Presupuestario con la introducción del método de presupuestación por resultados, y la introducción del método del marco presupuestario de mediano plazo.

ARTÍCULO 374. Certificación técnica de los servidores públicos en la Administración Presupuestaria. Todos los servidores públicos que gestionan y operan actos en el contexto de la Administración Presupuestaria deberán ser certificados por el Programa de Certificación de la Administración Financiera a cargo del área correspondiente.

El proceso de certificación debe proveer la calificación de todos los servidores públicos en los diversos niveles de responsabilidad, para todos los preceptos conceptuales y normativos en el contexto de la Administración Presupuestaria.

ARTÍCULO 375. Ecosistema fiscal. Para garantizar el cumplimiento de los objetivos, las instituciones públicas remitirán y suscribirán la documentación necesaria a la Dirección de Presupuesto de la Nación, para llevar a cabo el servicio de intercambio y/o consultas de datos a solicitar de conformidad con los requerimientos que establezca el Ecosistema Fiscal Inteligente. El Ministerio de Economía y Finanzas deberá garantizar la estricta confidencialidad y seguridad de la información de conformidad con lo que establece la Ley 81 de 2019, Sobre Protección de Datos Personales.

ARTÍCULO 376. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2025.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 143 de 2024 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los treinta y un días del mes de octubre del año dos mil veinticuatro.

La Presidenta,

Dana Castañeda Guardia

El Secretario General,

Carlos Alvarado González

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA DE PANAMÁ, REPÚBLICA DE PANAMÁ, 14 DE noviembre DE 2024.

JOSÉ RAÚL MULINO QUINTERO
Presidente de la República

FELIPE EDUARDO CHAPMAN ARIAS
Ministro de Economía y Finanzas